EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED DECEMBER 5, 2008
INCORPORATION OF DOCUMENTS BY REFERENCE
This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2008. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
TABLE OF CONTENTS

SUMMARY INFORMATION	1

INTRODUCTION	3

REPUBLIC OF SOUTH AFRICA	7

Area and Population	7

Government and Political Parties	7

Broad Based Black Economic Empowerment	12

Land Reform	13

Mining Industry Reform	14

Crime Prevention	17

International Relations	19

Regional Arrangements	21

Development Finance Institutions	22

HIV and AIDS	23

Tuberculosis	24

THE SOUTH AFRICAN ECONOMY	26

Overview	26

Principal Sectors of the Economy	30

Informal Sector of the Economy	46

Employment and Trade Unions	47

Prices and Wages	51

MONETARY AND FINANCIAL SYSTEM	53

South African Reserve Bank	53

Monetary Policy	53

Financial System Stability	57

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Regulation of the Financial Sector	57

Structure of the Banking Industry	60

Financial Sector Charter	60

Credit Allocation	61

Capital Markets	62

Exchange Controls	65

Gold and Foreign Exchange Contingency Reserve Account	67

THE EXTERNAL SECTOR OF THE ECONOMY	69

Foreign Trade	69

Balance of Payments	73

Reserves and Exchange Rates	77

Change in Reserves	78

PUBLIC FINANCE	80

Background	80

The National Budget Process	83

Medium Term Budget Policy Statement	84

2008 National Budget and Consolidated Budgets	85

Taxation	89

Company Tax	90

Revenue	92

Financing	93

Public Enterprises	94

NATIONAL GOVERNMENT DEBT	98

General	98

Summary of Internal National Government Debt	99

Summary of External National Government Debt	99

Guaranteed Debt	100

Debt Service	101

Debt Record	102

Tables and Supplementary Information	102

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In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government.” The currency of the Republic of South Africa (South Africa) is the Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US dollars (US$, $ or dollars), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the Rand against the dollar for each of the years 2003 through 2007 and for the 8-month period ended August 31, 2008. On December 4, 2008, the noon buying rate for cable transfers of Rand, as reported by the Federal Reserve Bank of New York, was R10.19 per dollar (or 9.81 US cents per Rand).
As used herein, one billion equals 1,000 million.
References in this description to fiscal years are to the Republic of South Africa’s fiscal year beginning April 1 and ending March 31. For example, fiscal 2008 refers to the fiscal year beginning April 1, 2007 and ending March 31, 2008.
Unless otherwise stated herein, references in this description to the 2008-2009 Budget are to the 2008-2009 National Budget as released in February 2008 and not as amended by the Medium Term Budget Policy Statement (“MTBPS”) 2008 released on October 21, 2008. References to the 2008-2009 Consolidated Budget, which includes the 2008-2009 National Budget as part thereof, shall be construed accordingly.

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SUMMARY INFORMATION
The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.
The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,(1)
	2003	2004	2005	2006	2007	2008
	(millions of Rand, except percentages)
The Economy
Gross Domestic Product (GDP)

Nominal(2)	1,260,693	1,395,369	1,541,067	1,741,061	1,996,896	2,266,197	(3)

Real(4)	1,012,763	1,062,027	1,115,135	1,175,216	1,235,384	1,278,774	(3)
Real % change from prior year	3.1%	4.9%	5.0%	5.4%	5.1%	4.9	%(5)
Change in deflator of private consumption (%)(6)	5.2%	3.9%	3.8%	4.2%	6.0%	10.4%
Change in per capita earnings (%)(7)	1.9%	4.4%	3.7%	5.4%	3.9%	2.6%
Nominal GDP for fiscal year ended March 31	1,198,457	1,288,979	1,427,445	1,584,743	1,807,316	2,045,533
Total merchandise exports	259,328	281,827	325,129	399,030	495,837	172,558	(9)
Unemployment rate (%)	31.2%	27.9%	26.5%	25.5%	23.0%	23.1	%(8)
Balance of trade	26,682.0	(1,234.0)	(6,367.0)	(42,045.0)	(40,221.0)	(3,620.0)
Balance of payments
Current account	(13,660)	(44,631)	(62,179)	(112,346)	(145,016)	(39,133	) (9)
Financial account	(14,503)	45,781	76,019	102,042	162,707	42,678	(9)
Change in gross gold and other foreign reserves	(13,072)	29,944	47,617	47,852	45,996	(6,214)
Rand/Dollar exchange rate (average)	7.56	6.45	6.36	6.77	7.05	7.92	(10)
Consumer prices (2000=100)	122.1	123.8	128.0	133.9	143.5	165.0	(11)
Producer prices (2000=100)	124.8	127.7	132.4	142.6	158.2	193.5	(11)
Average monthly yields for listed National Government debt securities 5-10 yrs	8.92%	8.05%	7.6%	7.97%	8.46%	10.2%
Average monthly yields for listed National Government debt securities > 10 yrs	9.2%	8.4%	7.57%	7.81%	8.29%	10.35%
Average annual yields on bankers’ acceptances	10.89%	7.64%	7.03%	7.63%	9.62%	11.32%

	Fiscal Year ended March 31,					Estimate(13)
	2004	2005	2006	2007	2008	2009
Main Government Revenue	299,431.2	347,854.4	411,747.9	481,200.7	557,962.3	625,353.0
% of GDP(2)	23.2%	24.4%	26.0%	26.6%	27.3%	27.4%
Main Government Expenditure	328,666.1	368,459.4	416,684.0	470,192.5	542,116.6	611,095.9
% of GDP(2)	25.5%	25.8%	26.3%	26.2%	26.5%	26.7%
Main Budget Deficit	(29,235.0)	(20,604.9)	(4,936.1)	11,008.2	15,845.7	14,257.1
% of GDP(2)	(2.3%)	(1.4%)	(0.3%)	0.6%	0.8%	0.6%
Net borrowing requirement	(35,080.3)	(27,900.2)	(2,584.8)	10,232.6	16,911.7	15,107.1
Change in cash and other balances	(3,807.8)	(16,179.1)	(26,735.6)	(16,639.9)	(15,189.6)	22,670.5

Notes:— n/a = not available

(1)	As of and for the six-month period ended June 30, 2008 unless otherwise stated.

(2)	At market prices.

(3)	Average of seasonally adjusted and annualized quarterly estimates for first two quarters of 2008.

(4)	At constant 2000 prices.

(5)	Real GDP growth is the sum of real non-adjusted and non-annualized GDP in first two quarters of 2008 compared with the first two quarters of 2007.

(6)	Change in deflator of private consumption is deflator for first two quarters of 2008 (based on seasonally adjusted and annualized quarterly data) compared to equivalent period in 2007.

(7)	Real growth rate in per capita earnings.

(8)	QLFS as of June 2008.

(9)	Sum of non-adjusted quarterly estimates for first two quarters of 2008.

(10)	Rand/Dollar rates are averages for the first six months of calendar 2008.

(11)	As of August 30, 2008.

(12)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).

(13)	Entire table contains figures from 2008-2009 Budget as these figures are not published in the MTBPS.
Source: South African National Treasury, South African Reserve Bank and Stats SA.

INTRODUCTION
South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. South Africa has the most developed economy in sub-Saharan Africa, and based on purchasing power parity, South Africa’s gross domestic product (GDP) ranks it as the world’s 20th biggest economy, representing more than 35% of sub-Saharan Africa’s GDP in fiscal 2008. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.
On September 20, 2008, after the African National Congress (ANC) announced its decision to recall President Thabo Mbeki from office, Mbeki resigned and Cabinet member Kgalema Motlanthe was sworn in as president on September 25, 2008. Motlanthe will remain in office until the next national elections, which are due to take place in 2009.
South Africa’s current economic expansion, which began in September 1999 and is the longest business cycle upswing on record, gathered further momentum in 2006 and 2007 and has expanded at a notably slower pace in the first half of 2008, growing at an annualized rate of 4.9% for the first two quarters of 2008. In light of the global downturn, the 2008 MTBPS indicates that projections for South Africa’s output growth have been revised downward to 3.7% and 3% for 2008 and 2009 respectively.
South Africa’s growth strategy aims to reinforce modernization and improve the competitiveness of the economy, while also broadening participation and addressing structural constraints that inhibit the development of small businesses and cohesive communities.
In support of sustainable growth and long-term growth targets, the National Government intends to continue to promote macroeconomic stability, a favorable investment climate and expanded economic opportunity, while mitigating international and domestic risks. Work will continue on reforming trade and industrial policy. The National Government’s accelerated and shared growth initiative (AsgiSA) sets out a target of halving unemployment and poverty between 2004 and 2014 and for the economy to grow by an average of 6% in the period of 2010-2014. There has been substantial progress toward these goals over the past three years. The AsgiSA identified six binding constraints on growth that needed to be addressed in order to meet its target:
•	deficiencies in government’s capacity;
•	the volatility of the currency;
•	low levels of investment infrastructure and infrastructure services;
•	shortages of suitably skilled graduates, technicians and artisans;
•	insufficiently competitive industrial services sectors and weak sector strategies; and
•	inequality and marginalization, resulting in many economically marginalized people being unable to contribute to and/or share in the benefits of growth and development.
South Africa continued its strong economic growth throughout calendar 2007. However, serious logistics and capacity issues concerning the generation and transmission of electricity were experienced in the beginning months of calendar 2008. This severely hindered production in electricity-intensive sectors such as mining and manufacturing, and culminated in a significantly slower rate of economic growth, particularly in the first quarter of calendar 2008. Despite tightening economic conditions, real gross fixed capital formation continued expanding robustly over the past year and- a half. During the first six months of 2008, fixed investment has grown by 14.2% reaching 22.0% of the GDP.
The economic expansion has strengthened job creation and increased fiscal revenue, contributing to rising living standards. Partly driven by capital imports, the current account deficit amounted to 7.3% of the GDP in the second quarter of calendar 2008. We regard a high current account deficit as a natural phenomenon when an economy increases investment rapidly. In the period ahead, supply-side reforms such as eliminating bureaucratic obstacles, investing in skills, and improving transport and communications will complement industrial policy initiatives to raise productivity and exports. Demand in the United States and Europe, the world’s largest economies, is subsiding and global financial markets have been severely dislocated by the credit crunch and relate phenomena and are still assessing the full impact of the US subprime mortgage crisis. High oil prices and rising inflation, even in countries such as China and India, pose risks to the world outlook.
In addition, consumer price inflation has decreased markedly over the past five years, and CPIX (Consumer Price Index excluding interest rates on mortgage bonds) inflation (for metropolitan and urban areas) averaged 5.0% between calendar 2005 and 2007. However, inflation rose above the 3-6% target range in April 2007 amounting to 6.3%, and reached 13.6% in August 2008. This was mainly as a result of widespread price increases over the last 18 months, particularly in the oil and food sectors. Growing inflation pressures have prompted the South African Reserve Bank (SARB) to raise interest rates by a total of 5.5 percentage points between June 2006 and June 2008. Inflation is expected to return to the 3-6% target range over the medium-term, i.e. 2010.
Recent tax reforms designed to decrease income tax rates while broadening the tax base have led to significant tax revenue growth, with general National Government tax revenue increasing every year since fiscal 1995. This strong revenue growth continued in fiscal 2007, largely due to higher rates of profitability in the corporate sector, increased remuneration and employment levels and strong domestic demand. The South African Revenue Service (SARS) continues to improve its systems and processes, contributing to better tax compliance and improved revenue flow. The audited main budget revenue outcome of R481.2 billion for fiscal 2007 was R34.8 billion higher than the original budget estimate of R446.4 billion, and R5.4 billion higher than the revised estimate of R475.8 billion published in the 2007-2008 Budget. The main changes in revenue were (1) a higher-than-budgeted income tax collection of R23.8 billion from the corporate sector, specifically the financial, transport, communication, retail and mining sectors; (2) an increase in personal income tax collection, which exceeded the projected total by R8.1 billion; (3) a value added tax (VAT) collection of R3.3 billion above estimates, due to higher-than-expected levels of consumer spending; and (4) taxes on international trade that were R400 million greater than expected, which were a result of increased imports, especially of vehicles and various other consumer goods.
Strong revenue growth has resulted in a rising tax-to-GDP ratio. The National Government continues to strike a balance between rising revenue and the impact of the tax burden on economic activity. In exercising the available policy choices, the National Government gives due consideration to the rising deficit in the current account of the balance of payments.
The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 23.1% as at June 2008) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.
The medium-term strategic framework defines the National Government’s main priorities over the 2004-2009 period. It seeks to enhance the social, cultural and economic welfare of all South Africans as reflected in the following objectives: accelerating the pace of growth and the rate of investment in productive capacity; decisive interventions to advance the involvement of the marginalized in economic activity through expanded job creation and the promotion of sustainable livelihoods; maintaining a progressive social security net alongside investment in community services and human development; improving the capacity and effectiveness of the state, including combating crime and promoting service-oriented public administration and building regional and international partnerships for growth and development.
Within that context, the South African Government has proposed to increase spending and to broaden participation in the economy in order to provide an impetus for economic growth both in the Medium Term Expenditure Framework (MTEF) and in the years beyond. The MTEF is guided by South Africa’s social, economic and development priorities.

The economic challenges facing the country are to sustain current growth, broaden participation, increase service delivery, minimize the effects of the global recession and extend opportunities to all, strengthen industrial development and trade performance, and accelerate the pace of job creation and employment. These challenges will be met, in part, through sound tax policy and continued expansion in public spending within a fiscal framework that takes international and domestic risks into account. The key public spending priorities in the 2009 MTEF continue to focus on infrastructure in order to ensure universal access to water and sanitation facilities, improve public transportation services and improve housing and community infrastructure. Expenditures will continue to rise in order to support infrastructure projects such as road networks, bulk water and electricity generation. However, emphasis will also be placed on strengthening the criminal justice sector, with particular emphasis on visible policing, improving court case flow; growth in public health services and establishing a more effective welfare and social security system. The South African Government plans to complement its planned increase in public spending or spending reforms with an increase in skills development and training for the private sector. The National Government believes that the combination of the spending reforms and training is key to meeting growth and development goals for 2010 and beyond.
In this regard, spending estimates over the next three years have been revised upwards, with total spending for fiscal 2008 estimated at R542.4 billion (26.5% of GDP), rising to R611.1 billion (26.7% of GDP) in fiscal 2009, R681.6 billion (27.2% of GDP) in fiscal 2010 and R744.7 billion (27.0% of GDP) in fiscal 2011. The increased revenue projections referred to above, combined with reduced spending projections in the current fiscal year, have allowed the South African Government to allocate an additional R115.6 billion for additional spending over the next three years. This represents strong real growth of 6.8% per year in the National Government’s non-interest spending, which is financed through the higher-than-forecast revenue collection and declining debt service costs. This results in an average budget surplus of 0.5% of GDP across the three years of the 2008 MTEF published in the Budget Review in February 2008.
As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, co-operation between labor and management and reduced levels of criminal violence will continue to be important determinants in order to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs.

REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA
Area and Population
South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline. The South African terrain is varied and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is an arid area; and the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation and the forests and high rainfall areas of the eastern escarpment.
South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.
In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. While the South African Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.
South Africa’s population is estimated by Stats SA to be approximately 48.7 million people of which 25.2 million people, representing 52% of the population, are female. Approximately 79.2% were African, 9.0% were Colored, 2.6% were Indian/Asian and 9.2% were White. Further, according to the results of the census conducted in 2007 (the most recent census conducted in South Africa to date), the most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country’s total surface area, account for over 50% of its urban population.
Stats SA estimates average life expectancy for both sexes in South Africa to be 52.2 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see “—HIV and AIDS”).
South Africa has a diverse population consisting of Afrikaans and English speaking Whites, Asians, Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.6%.
Government and Political Parties
The 1948 national election in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year and marked by the legal subjection of Blacks, Coloreds and Asian people to social, political, economic, residential and employment restrictions. Through the enactment of a series of laws formalizing these restrictions, the apartheid policies of the NP became entrenched in the early 1950s. During this period, the South African Government, in reaction to fierce resistance, banned the ANC the South African Communist Party (SACP) and the Pan-Africanist Congress (PAC). There ensued a protracted struggle by these organizations against the apartheid system, characterized by protests, strikes and demonstrations.

By the late 1980s, popular resistance against the apartheid political regime had taken the form of mass defiance campaigns and the National Government was subject to increasing domestic and international pressure. A range of sanctions and boycotts were instituted, both by countries across the world and through the UN, calling for coordinated strategies by internal and external anti-apartheid movements for the upliftment of disadvantaged South Africans. After emerging as the victor of the 1989 national election under the leadership of President F.W. de Klerk, the NP in 1990 lifted the ban on political reform movements such as the ANC, the PAC and the SACP, and soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa was convened in order to commence negotiations towards the basis of South Africa’s future democratic constitution.
After protracted negotiations and constitutional talks, agreement was reached on the text of an interim Constitution, which was enacted in 1993. The first democratic elections in South Africa’s history followed in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.” The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.
The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.
The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.
The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.
The Constitution provides for national elections every five years. Further, the Constitution places all elections and referendums in the country in all three spheres of government (being national, provincial and local) under the control of the Independent Electoral Commission. The most recent national and provincial elections were held in April 2004 and the next elections are due to take place in 2009.
The following table sets forth the results of the most recent elections and the current composition of the National Assembly taking into account the recent floor-crossing, as further described in the paragraphs below:

				Seats in the
				National
			Seats in the	Assembly
		Percentage	National	After
		of Votes in	Assembly	Floor-
		the	As	Crossing
		2004	At April	September
Party	Votes	Election	2004	2007
African Christian Democratic Party	250,272	1.6%	6	4
African National Congress	10,880,915	69.69%	279	297
Democratic Alliance	1,931,201	12.37%	50	47
Independent Democrats	269,765	1.73%	7	4
Inkatha Freedom Party	1,088,664	6.97%	28	23
New National Party	257,824	1.65%	7	0
Pan Africanist Congress of Azania	113,512	0.73%	3	1
United Christian Democratic Party	117,792	0.75%	3	3
United Democratic Movement	355,717	2.28%	9	6
VryheidsFront Plus	139,465	0.89%	4	4
National Democratic Movement	—	—	—	4
Progressive Independent Movement	—	—	—	0
Others	210,204	1.36%	4	7

Source: Independent Electoral Commission; http://www.eisa.org.za/WEP/souresults2007.htm
In accordance with legislation designed to enable “floor-crossing”, members of the National Assembly and the National Council of Provinces were allowed to change political parties without losing their seats in either house. The “floor-crossing” legislation provided for “window periods” during which such changes were permissible. The first period was a 15-day transitional period in March 2003 and the remainder of the periods were in September 2004, September 2005 and September 2007 respectively. Following a number of challenges to the constitutionality of the floor-crossing legislation, the Constitutional Court finally determined that floor-crossing during designated window periods was indeed constitutional.
As indicated above, the last column of the above table reflects the effects of the most recent floor-crossing window period (as at September 16, 2007) on the composition of the National Assembly. Floor-crossing has proven unpopular with both the political parties and the voting public and the National Council of Provinces brought an end to floor-crossing on November 19, 2008, when it unanimously passed three bills — the Constitution 14th and 15th amendment bills, and the General Laws Amendment Bill — that scrap floor-crossing at all levels of government.
The ANC, which was founded in 1912 and led the struggle against apartheid, is the ruling party in all nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. The ANC holds 297 of the National Assembly’s 400 seats. The ANC held its 52nd National Conference in Polokwane, Limpopo from December 16-20, 2007. The National Conference is the highest decision-making body of the ANC and decides the policies of the ANC, adopts constitutional amendments and elects the National Executive Committee. The conference elected Jacob Zuma as president of the ANC and Kgalema Motlanthe as his deputy.
The Democratic Party (DP) was founded in 1989 when the former Progressive Federal Party and the Independent National Democratic Movement merged. In 2000, the DP joined forces with the New National Party (NNP) to create the Democratic Alliance (DA), which became the official opposition and the ruling party of the Western Cape. In October 2001, the NNP announced that it had suspended its participation in the DA. In November 2003, the DA joined with the Inkatha Freedom Party (IFP) to form the Coalition for Change, a political partnership aimed at presenting the electorate a viable alternative to the ANC in the 2004 national parliamentary elections. The DA, aided by its coalition partner, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2005 floor-crossing period now holds 47 seats. In early 2007, Helen Zille assumed the leadership of the DA after Tony Leon stepped down.
The IFP was founded in 1975. It was the ruling party in KwaZulu-Natal from 1994 until the 2004 elections, after which it was forced to share power with the ANC in the province. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 23 after the 2005 floor-crossing period. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders. The current leader of the IFP is Chief Mangosuthu Buthelezi.
The NP, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of President de Klerk in 1989. When President de Klerk retired from politics in 1997, Marthinus van Schalkwyk was elected leader of the NP and took over leadership at a time when the party was facing an organizational crisis, as well as increasing defections to opposing parties. In 1998, the NP changed its name to the NNP. Following the June 1999 election until October 2001, the NNP participated in a coalition party with the DP, as described above. It then suspended the alliance and entered into a power-sharing agreement with the ANC. In August 2004, the NNP’s national executive took a unanimous decision to disband the party and its members were urged by the party leadership to join the ANC. Consequently, most of the NNP representatives have been absorbed into the ANC, including the former leader of the party, Martinus van Schalkwyk.
The United Democratic Movement (UDM) was formed in 1997 by Bantu Holomisa, a former military strongman in the former homeland of Transkei. In 2004, the UDM won nine seats in the National Assembly, drawing most of its support from the Eastern Cape. Floor-crossing in September 2005 reduced the number of its seats to six.
The Independent Democrats (ID) was formed in 2003 under the leadership of Patricia DeLille. In the 2004 elections, the ID won seven seats in the National Assembly. This was reduced to four subsequent to the September 2005 and 2007 floor-crossings.
The African Christian Democratic Party (ACDP) was formed in 1993, with the aim of representing Christians in parliament. In the 2004 elections, the ACDP won six seats in the National Assembly and lost two seats in each of the September 2005 and 2007 floor-crossing periods. The ACDP is currently led by Reverend Kenneth Moshoeu.
Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be elected by a majority vote of the members of the National Assembly following which the President must resign his or her seat in the National Assembly. Thabo Mbeki of the ANC succeeded Nelson Mandela as President after the June 1999 elections and served as President following the 2004 elections until September 2008. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties following allegations of corruption against him. On September 20, 2006 the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The National Prosecution Authority attempted to recharge Zuma but, the Pietermartizbug High Court ruled on September 12, 2008 that the decision to prosecute Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.
On September 20, 2008 the ANC announced that it had decided to recall Thabo Mbeki from office before his term expired. The ANC released a statement in which it stated that the decision to recall Mbeki had been made in light of a High Court judgment which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008, Thabo Mbeki tendered his resignation to the then Speaker of the National Assembly, Baleka Mbete. Mbeki’s resignation became effective on September 25, 2008.
As Thabo Mbeki had not been voted out of office, there was no constitutional obligation on members of his Cabinet to resign. The ANC had hoped that members of Mbeki’s Cabinet would stay on in their respective positions in order to minimize disruptions in the South African

Government: However, on September 23, 2008, Thabo Mbeki, in his capacity as President, received letters of resignation from 14 members of Cabinet, whose resignations were to be effective from the date that Mbeki’s resignation was to take effect. Of the 14 members, six of the members resigned permanently, which included Deputy President Phumzile Mlambo-Ngcuka, Defense Minister Mosiuoa Lekota, Minister in the Presidency Essop Pahad, Intelligence Minister Ronnie Kasrils, Public Enterprises Minister Alec Erwin and Provincial and Local Government Minister Sydney Mufamadi. The remaining members indicated that they would be willing to serve under a new president, and the ANC requested them to remain in their positions. These members included Finance Minister Trevor Manuel, Correctional Services Minister Ngconde Balfour, Science and Technology Minister Mosibudi Mangena, Public Works Minister Thoko Didiza, Public Service and Administration Minister Geraldine Fraser-Moleketi, Deputy Foreign Minister Aziz Pahad, Deputy Finance Minister Jabu Moleketi and Deputy Correctional Services Minister Loretta Jacobus.
Following Mbeki’s resignation, which became effective on September 25, 2008, the National Assembly held a meeting where members could nominate candidates to fill the vacant office of president. Kgalema Motlanthe, who had recently been appointed to the Cabinet, was nominated as the ANC’s preferred candidate, while the DA nominated its chairman, Joe Seremane. Under the Constitution, in the event that more than one candidate has been nominated for the office of president, a vote by secret ballot must take place in the National Assembly and the person who gains the majority of votes is elected as president. Kgalema Motlanthe captured the majority of the votes and was sworn in as South Africa’s president on September 25, 2008.
The newly-elected President announced his Cabinet, consisting of 28 Ministers and a new Deputy President, Baleka Mbete, on the same day as his swearing-in ceremony. The current Cabinet is primarily composed of Ministers who served in the Thabo Mbeki administration. Motlanthe’s term as president is set to expire when South Africa holds a general election in 2009, after which the National Assembly will elect the next president.
On November 3, 2008, following a two-day national convention organized by the former Defense Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa to discuss the formation and direction of a breakaway political party from the ANC, it was announced that a new party, headed by Lekota and Shilowa, will be registered as a political party at the Independent Electoral Commission and will be launched in Bloemfontein on December 16, 2008. The new party will run in the elections in 2009. It was announced on November 10, 2008 that this party will be known as the Congress of the People.
The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 29 ministers who are members of Parliament, in addition to the President and the Deputy President.
The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly and certain other matters. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the high courts are binding on the lower courts within their respective areas of jurisdiction.
The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC. Commissioners of oaths and administrators for the valuation of property as well as other court commissioners are appointed by the Minister of Justice and Constitutional Development.
The South African Constitution provides for provincial and local government, in addition to government at the national level. Local governments consist of municipalities. The nine provinces were created by the interim Constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the TBVC states) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 80 members and its own chief executive, the premier. The premiers are appointed by the President. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Since 2001, the provinces have limited taxing power, subject to approval by the Minister of Finance. The National Government also has increased funding to provincial and local governments to accelerate the delivery of basic services to households.
South Africa’s first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 60%, and the NP receiving approximately 18%, of the total vote. These elections completed the transition to democracy. The most recent local government elections were held in March 2006, with the ANC receiving approximately 66%, and the DA approximately 15%, of the total vote.
Broad Based Black Economic Empowerment
Broad based black economic empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of previously disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, Coloreds and Indians. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities, cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.
The BBBEE Act provides that the Department of Trade and Industry (DTI) may issue codes of good practice (Codes) on black economic empowerment (BEE) which must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes may include qualification criteria for preferential purposes for procurement; indicators to measure broad based economic empowerment and the weighting to be attached thereto; and guidelines for stakeholders in various sectors of the economy to draw up empowerment charters. The BBBEE Act also provides that the DTI must publish and promote any transformation charter for a particular sector of the economy if that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act. The Codes are to be applied in the development, evaluation and monitoring of BEE charters, initiatives, transactions and other implementation mechanisms.

The DTI released the first phase of the draft Codes on December 8, 2004, which were open for comment until March 7, 2005. This first phase of the Codes was launched in November 2005 and covered the conceptual framework, the measurement of ownership and management control, as well as interpretations of individual statements under the Codes.
In December 2005, the Minister of Trade and Industry released, for public comment, a first draft of the second phase of the Codes. The second phase of the Codes covered five components of the BBBEE scorecard: preferential procurement, employment equity, skills development, enterprise development, residual (industry specific and corporate social investment initiatives), and also the qualifying small enterprise sections. Other issues covered include fronting practices, specified verification issues relating to the complex structures, multinationals and state-owned/public entities. Both phases of the Codes which were promulgated on February 9, 2007 are subject to review by the Minister of Finance in 2017. These Codes will encourage both public and private entities, through the issuing of licenses, concessions, sale of assets and preferential procurement, to implement proper BEE initiatives.
The Codes have given multinational companies flexibility in the manner in which they can implement the Codes. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved, for instance, by ensuring that its procurement policies or retail functions and service providers have BEE status.
Notably a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation charters. These charters set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, the Information and Communications Technology (ICT) Sector Charter and Advertising Industry Charter. In addition, the financial services industry in South Africa voluntarily introduced a black economic empowerment charter for that sector, known as the Financial Sector Charter (see “Monetary and Financial System — Financial Sector Charter”). In 2007, both the Property Sector Charter and Construction Sector Charter came into effect. Most recently, the AgriBEE Sector Charter, regarding agriculture, came into effect on March 20, 2008 and the Media, Advertising and Communication (MAC) Sector Charter was adopted on August 29, 2008. Other such transformation charters are being developed and have been released for comment in areas such as the liquor, healthcare, gambling and gaming and forestry industries and professions.
In addition to implementing the BBBEE strategy through the BBBEEE Act and the Codes and Charters, the DTI has several programs that aim to bridge the economic divide and broaden economic participation of historically disadvantaged individuals (HDIs). This includes the Apex Fund, which provides micro-financing to micro-enterprises, new policy and legislation to promote the development of co-operative enterprises and a specific strategy to empower women.
Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE; providing certainty as to the requirements of BBBEE; ensuring that the objectives of BBBEE are properly adhered to; and encouraging investment in South Africa, with regard to the economic environment of the country.
Land Reform
Land reform in South Africa is a complex issue, both because of the apartheid era’s legacy of dispossession and current human development challenges. The National Government seeks to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution’s protection of private property rights.
The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and on reforming land laws and policies so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program, being restitution, redistribution and land tenure reform, were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding. The Department of Land Affairs has set 2014 as the deadline for having achieved land reform in South Africa.
The National Government’s strategies have evolved within the framework of the Constitution and its recognition of existing property rights and commitment to upholding the rule of law and judicial process. The Communal Land Rights Act of 2004 extends full legal recognition and status to all land tenure rights held under various communal land tenure systems without changing their character. These rights will be registerable in the deeds registry system and as such will be protected and enforceable in law.
Land reform and restitution programs remain central to the National Government’s poverty alleviation strategy. The Land Redistribution for Agricultural Development program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program which ensures that adequate agricultural support services follow the transfer of land.
Since 1994, approximately 4.8 million hectares of land have been delivered by the Department of Land Affairs to successful claimants. About two million hectares of state land are available for land reform. Of this land, 857,645 hectares have already been redistributed. The implementation of the land restitution and land reform programs are supported through allocations to the Department of Land Affairs. Between fiscal 2005 and fiscal 2008, expenditure grew at an average annual rate of 43.2%, from R2.0 billion to R5.9 billion, mainly due to the increase in land reform and restitution grants. Despite the phasing out of the restitution program, expenditure is expected to increase by 12.4% over the medium term to R6.6 billion, making provisions for a 35.9% increase in land reform grants. As of March 31, 2008, 74,747 claims involving more than 1.4 billion beneficiaries were settled. The rate at which the claims are being settled has decreased considerably due to the complex nature of the remaining 4,949 claims, which are primarily rural-based.
The Commission on Restitution of Land Rights has developed a strategic plan to finalize the 2,585 claims in fiscal 2009. The strategy addresses hurdles such as price negotiation, untraceable claimants, disputes and jurisdiction issues. It is closely linked to the National Government’s strategies on alleviating poverty and ensuring food security and the Land and Agrarian Reform Programme.
In June 2007, the National Policy Conference of the ANC resolved that it was necessary to develop a detailed strategy in order to meet the target of 30% redistribution of land by 2014. Pursuant to this, the Department of Public Works released a policy document on the expropriation of land and other property in the public interest or for public purposes. The policy document had two main objectives: (1) to enable the state to use expropriation as a means to affect land reform and (2) to align the Expropriation Act of 1975 with the Constitution. To achieve these goals, the Expropriation Bill was presented before Parliament on April 11, 2008, and, after certification of the Bill, was published for public comment. On August 27, 2008, the Portfolio Committee on Public Works withdrew the Bill until further notice, stating that more time was needed to ensure consultation with a wide variety of stakeholders.
The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreigners.
Mining Industry Reform
Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, Anglovaal Mining Ltd., BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd.

(Implats) and Rand Mines Ltd.. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.
As at March 2007 over 500,000 people were employed directly by the mining sector. More than 200,000 of the 500,000 people employed in the mining sector were employed in the gold mining industry. As at December 2005, there were over 1,113 registered mines in South Africa.
The MPRDA and the Mining Charter
The National Government enacted the Mineral and Petroleum Resources Development Act (MPRDA) in 2002. The MPRDA recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for HDIs, and promotes economic growth, employment and socio-economic welfare, and security of tenure. In fiscal 2007 the Department licensed 49 companies led by women and granted 50% of the mining rights to historically disadvantaged South African companies in order to deepen the transformative agenda of the legislation.
The Minister of Minerals and Energy and representatives of certain mining companies and the National Union of Mineworkers signed the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in October 2002 (Mining Charter), which forms part of the MPRDA.
The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.
The Mining Charter aims to:
•	promote equitable access to the nation’s mineral resources for all South Africans;
•	substantially and meaningfully expand opportunities for HDIs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s mineral resources;
•	utilize the existing skills base for the empowerment of HDIs;
•	expand the skills base of HDIs to serve the community;
•	promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and
•	promote beneficiation of South Africa’s mineral commodities.
The Mining Charter directs mining companies to provide basic adult education to increase the levels of literacy and numeracy and to ensure minimum skill levels among employees beyond the duration of their employment.
The Mining Charter requires that by August 2009 15% of the ownership of existing industry assets must be held by HDIs and 40% of management should consist of historically disadvantaged South Africans and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry. Adherence to these requirements will require industry participants to identify talented employees for accelerated training.
The Mining Charter further mandates that 26% of industry assets be transferred to HDIs by 2014. To ensure that substantive progress is made, the industry aims to achieve 15% of this target within five years (August 2009). To this end, several large BBBEE mining deals have been concluded since 2002.
In calendar 2007, a number of notable BEE transactions were concluded in the mining industry, including 153 deals valued at R96 billion. Standard Bank’s Business Map Foundation indicates that the average value of each BEE transaction in the natural resources sector was approximately R832 million. At the 2008 annual general meeting, the president of the Chamber of Mines, Sipho Nkosi, stated that during the course of 2007 R51 billion in empowerment deals were concluded by the mining sector, “making it the biggest contributor to BEE deals by value for the third successive year”. In 2006, the mining sector concluded R24 billion worth of empowerment deals, making the resources sector the largest contributor to BEE deals by value in that year, and in 2005 around R21 billion in BEE deals were concluded. Over the past 12 years, a total of R141 billion worth of empowerment deals have successfully been negotiated by the resources sector, making it the largest overall contributor to empowerment by value.
The biggest BEE participants in the mining sector include African Rainbow Minerals Limited, which rose to prominence through deals with major mining houses such as AngloGold Ashanti Limited, Harmony Gold Mining Co. Ltd. and Anglovaal Mining Ltd.; Mvelaphanda Resources Limited, which formed partnerships with major mining houses such as Gold Fields Limited, Northam Platinum Limited and Trans Hex Group Limited; Royal Bafokeng Resources, which is a significant player in the platinum industry through its holding of the mineral interests of the 300,000-strong Royal Bafokeng Community, its majority stake in Implats and its 50% stake in the Bafokeng Rasimone platinum mine; Exxaro Resources Limited, South Africa’s largest black-controlled, diversified mining company; and Incwala Resources (Pty) Ltd., which was formed in 2004 out of a deal in which Implats disposed of a 27.1% stake in Lonmin Platinum, with 9.1% going to Lonmin, and the remaining 18% going to Incwala.
In February 2007, the Department of Minerals and Energy (DME) together with De Beers, announced an agreement aimed at creating an even more empowered and sustainable diamond mining and exploration industry. Under the Agreement, Alexkor Limited, a public company with the state as sole shareholder, and De Beers Consolidated Mines’ Namaqualand Mines were amalgamated into a new stand-alone diamond mining company, which aims to realize the full economic potential of the West Coast diamond mining industry. As a first step, De Beers issued a 20% stake in its Namaqualand Mines to DME.
In September 2007, the world’s largest platinum producer, Anglo Platinum Limited, announced three black-empowerment deals to put R35 billion of its assets under the control of black South Africans. The first transaction involves Anglo Platinum selling its 50% stake in the Booysendal project and its 22.4% of Northam Platinum to Mvelaphanda Resources for R4 billion. Mvelaphanda Resources, which already owns 50% of Booysendal, will sell Booysendal to Northam in exchange for further shares. This transaction will give Mvelaphanda Resources a 63% shareholding in Northam and will ultimately result in Mvelaphanda Resources controlling the fifth-largest platinum-group metals (PGMs) resource base in South Africa. The second transaction will see Anglo Platinum sell 51% of the Lebowa Platinum mine, which is located in the northeast portion of the Bushveld Complex, as well as 1% of the adjacent Ga-Phasha project to Anooraq Resources Corporation, which is 65% owned by a BEE group, for R3.6 billion. This will make Anooraq a 51% shareholder in both ventures and will result in Anooraq controlling South Africa’s third-largest PGM resource base. The third transaction is the employee share ownership plan (ESOP) for more than 43,000 Anglo Platinum employees, who will hold 1% of the issued shares. At the current prices, the value of the ESOP is about R3.3 billion.
A review of the MPRDA is scheduled for 2009, when the DME will assess whether the aims and targets of the MPRDA have been achieved thus far. In addition, the mining industry is preparing for the Mining Charter review in 2009. The National Government will evaluate the mining companies’ performance in achieving the various targets set out in the Mining Charter and in transforming its business.
Other Mining Industry Initiatives and Legislation
The New Africa Mining Fund (NAMF), a private equity fund, was established in 2002 to exclusively finance exploration activities, while facilitating the entry of HDIs into the mining industry. By July 2007, the NAMF had made junior mining investments (venture capital funded exploration companies) of some R400 million and earned around R160 million in investment returns, with around R100 million remaining in the fund to draw on.
The DME continues to support BEE suppliers in pursuance of the Liquid and Petroleum Charter. On November 30, 2004, the department and individual members of the Southern African Petroleum Industry Association signed a memorandum of understanding aimed at the creation of the Supplier Development Agency (SDA). The SDA opened it doors for trading on April 1, 2005.

The primary objectives of the SDA are to source potential BEE suppliers, accredit the suppliers to combat fronting, develop suppliers to meet the performance levels of the industry and source opportunities for BEE suppliers from the industry.
In 2004, the Mining Titles Registration Amendment of 2003 came into effect, to regulate the registration of mineral and petroleum titles and related rights, to effect certain amendments that are necessary to ensure consistency with the MPRDA, and to amend the Deeds Registries Act of 1937. Also in 2004, the Precious Metals and Diamonds General Amendment Bill (PMBD, as it was then known) was released for public comment. The PMBD aims to regulate the downstream development of precious metals and diamonds, to promote equitable access to the nation’s precious metals and diamonds and to promote local beneficiation of these minerals.
The objectives of the PMBD have been split between the Diamond Amendment Act No. 29 of 2005 and Precious Metals Act 37 of 2005. The Diamond Amendment Act, which was promulgated on July 1, 2007, regulates the public’s access to diamonds, whereas the Precious Metals Act, also promulgated on July 1, 2007, regulates public access to precious metals. As a result of these acts, the Diamond and Precious Metals Regulator replaced the Diamond Board but with the added authority of regulating precious metals. The Diamond Exchange and Export Centre will monitor the export of diamonds, while the State Diamond Trader will make diamonds available exclusively to South African beneficiaters of diamonds, with the aim of developing new diamond industry operators within South Africa. Beneficiation is the process whereby materials, such as diamonds, are polished and cut in order to be sold at a higher price.
The final draft of the Mineral and Petroleum Royalty Bill was introduced by the Minister of Finance into Parliament in late 2006. The Bill aimed to reconcile the objectives of the MPRDA with the broader economic objectives of the mining sector, including the need to stimulate investment in the sector and potential investors’ need for certainty. The Bill recognizes that mineral resources are non-renewable and are part of the common patrimony of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Bill set out the classification of the mineral resources and their corresponding royalty rate. The Parliamentary process of the Bill was recently completed, having been passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Bill was approved by the President on November 17, 2008 and will come into operation on May 1, 2009.
Crime Prevention
Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.
South African Police Service
Crime prevention and internal security in South Africa are primarily the responsibility of the South African Police Service (SAPS). Beginning in 1994, a process of integration, rationalization and transformation was undertaken to create the SAPS. This effort has resulted in a unified national police service, which is accepted by the South African public as legitimate and credible.
In 2004, the Department of Safety and Security implemented the National Crime Combating Strategy, which established crime combating task groups to target serious and violent crime in designated high crime zones. This initiative resulted in a restructured SAPS featuring specialized units: 27 serious and violent crime units; 24 organized crime units; 17 commercial crimes units; one serious economic offenses unit; and 46 family violence, child protection and sexual offenses units were established by March 2004. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas including the collaboration with the Justice, Crime Prevention and Security cluster to focus resources on addressing the incidence of crime and public disorder.
Reducing serious and violent crime remains a top priority of the National Government. The budget allocation was R24.4 billion in fiscal 2005, R29.3 billion in fiscal 2006 and R32.5 billion in fiscal 2007. The fiscal 2008 budget allocation is R35.9 billion and is expected to reach R43.6 billion over the next three years. Additionally, the National Government aims to increase current police staffing levels by the end of fiscal 2010 to 193,240 personnel, an increase of 52,780 personnel since fiscal 2004.
Throughout the nine provinces, the SAPS operates 43 area stations and 1,120 police stations. It is envisaged that these stations will be strengthened, inter alia, by developing capacity, funding key strategic initiatives and establishing working relationships with other government departments. During fiscal 2006, nine new police stations were completed. To improve policing and services, SAPS management has recently adopted a flatter organizational structure that will incorporate the advantages of decentralizing work and authority, and make specialized skills available at more police stations.
The SAPS’ current priorities include organized crime, corruption, drugs, human trafficking, commercial crimes, serious and violent crimes (such as murder, robberies and hijackings) and crimes against women and children. The challenges faced by the SAPS include the number of police, the low morale of the police force and a lack of skills in the police force. However, the SAPS is attempting to tackle all of these challenges.
The crime statistics for fiscal 2008 show that violent crime decreased significantly from fiscal 2007, with common robbery decreasing by 9.5%, rape by 8.8%, attempted murder by 7.5%, robbery with aggravating circumstances by 7.4%, common assault by 6.6%, murder by 4.7%, assault with intent to do grievous bodily harm by 4.6% and indecent assault by 2.1%. Overall, during fiscal 2008 the incidence of violent crime decreased by 6.4%.
Similarly, property-related crime decreased in fiscal 2008, with malicious damage to property decreasing by 5.4%, arson by 6.6%, residential burglary by 5.6%, motor vehicle theft by 7.9%, theft out of or from motor vehicles by 10.8% and stock-theft by 1.2%. However, burglary at business premises increased by 6.8%, commercial crime by 4.8%, and shoplifting by 1.3%. Crime dependent on police action for detection, such as illegal possession of firearms decreased by 6.9% while drug-related crime increased by 3.3%.
The Department of Correctional Services is also taking steps to emphasize rehabilitation which is aimed at reducing repeat offenses. In addition, five new prisons, which are to house 15,000 offenders, are to be procured through partnerships with private contractors.
National Prosecuting Authority
In 2001, pursuant to the National Prosecuting Authority Act of 1998, the Directorate of Special Operations (DSO), a division of the National Prosecuting Authority known as the Scorpions, was established as a multidisciplinary agency to investigate and prosecute organized crime and corruption. Their mandate was focused on the four strategic areas of organized crime, organized corruption, serious and complex financial crime, and racketeering and money laundering. In 2005, President Mbeki appointed a commission, the Khampepe Commission, to consider whether the Scorpions should remain an independent crime fighting unit or instead be incorporated within the framework of SAPS. The Khampepe Commission recommended that the DSO should be retained within the National Prosecuting Authority, but that political oversight and responsibility for the law-enforcement component of the DSO be conferred on the Minister of Safety and Security. Prosecutors working for the DSO would continue to receive instructions from the National Director of Public Prosecutions, which would remain accountable to the Minister of Justice and Constitutional Development.
During fiscal 2007, the DSO achieved a conviction rate of 85% in the high courts and 70.8% in the regional courts. During fiscal 2008, the DSO achieved an overall conviction rate of 94%, which was an increase form the conviction rate of 85% achieved in the previous year. The Asset Forfeiture Unit, a division of the National Prosecuting Authority which has a 85% to 90% success rate, has initiated approximately 1,250 cases in eight years, frozen assets worth over R2.7 billion and finalized approximately 970 cases to value of R565 million. Successful prosecution has also resulted in R125 million deposited in a special account to be used to fight crime and about R250 million has been returned to victims. During fiscal 2008, the unit won 23 of the 32 judgments it obtained in contested cases, which was a success rate of approximately 72%.
At the ANC’s National Conference in Polokwane in December 2007, the ANC passed a resolution to give effect to ‘the Constitutional imperative that there be a single police service.’ In April 2008,

the Cabinet approved two pieces of draft legislation (1) the National Prosecuting Authority Amendment Bill, which would repeal the provisions in the principle legislation that deal with the establishment and functioning of the DSO by effectively dissolving the DSO and (2) the South African Police Service Amendment Bill, which will create the Directorate for Priority Crimes Investigation, a unit that will fall under the control and direction of the SAPS and the Minister of Safety and Security. The National Prosecuting Authority Amendment Bill was published in May 2008 and was met with much criticism and comment from various groups with both direct and indirect interests in the Bill. The Portfolio Committee on Justice and Constitutional Development and the Portfolio Committee on Safety and Security have held various public hearings on the Bill from May to September of 2008. At the second reading debate in the National Assembly on October 27, 2008, the Bill was passed and was transmitted to the National Council of Provinces, where it is currently waiting for ratification.
International Relations
After becoming a republic in 1961, South Africa became increasingly politically isolated from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. With the transition to democracy, South Africa has re-established its links with the outside world.
As of November 2007, South Africa hosted 115 high commissions and embassies as well as 21 international organizations. South Africa has 93 embassies and high commissions and 14 consulates abroad.
South Africa was a founding member of the United Nations (UN) in 1945. In 1994, it resumed its seat in the UN General Assembly, from which it had been prevented from participating since 1974. South Africa is currently a non-permanent member of the UN Security Council for a two-year period. South Africa’s membership in the UN Security Council is set to end on December 31, 2008.
In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association, the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.
South Africa has been included in the major fora established to oversee the international financial architecture, including the G-22, the Financial Stability Forum and the G-20 of “systemically significant” countries. The G-20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. South Africa is currently the chair of the G-20. It is hoped that the knowledge gained through South Africa’s participation will assist in further strengthening the financial sector and improve South Africa’s profile as an investment destination.
South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.
South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States have included South Africa in their generalized system of preferences In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the European Union to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement, with effect from May 2004.
South Africa is a founding member of the International Monetary Fund (IMF) and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is 1,868.5 million special drawing rights (SDRs)

and its 18,935 votes account for 0.88% of the total number of votes. This places South Africa in 24th position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and South Africa’s current financial position in the IMF reflects no borrowing from the IMF since that date.
South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation, in 1957. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. In 2007 South Africa and the World Bank developed a Country Partnership Strategy (CPS) for calendar 2008-2012. The strategy supports South Africa’s national, regional, and international development priorities. It aims to build a stronger and more dynamic partnership, with a main focus on knowledge sharing, and based on an improvement in the dialogue between South Africa and the World Bank Group since the previous Country Assistance Strategy was prepared in 1999. This CPS proposes that the World Bank Group’s engagement shifts from a largely pre-determined program of activities to a more flexible approach in which broad priorities are defined for the entire period while specific activities are agreed on a yearly basis in a manner consistent with South Africa’s planning and budgeting cycle. World Bank instruments to be used are primarily economic and sector work (formal reports and informal policy notes), technical assistance and capacity building. The financing sources are the World Bank budget and grant facilities, which are limited, and the National Government’s own budget. The Government has indicated its willingness to increasingly deploy its own budget to finance World Bank knowledge services. In addition, the National Government and the World Bank will investigate the possibility of working together to mobilize trust funds to ramp up knowledge and capacity building support for South Africa, including for regional partnerships.
The International Finance Corporation’s (IFC) committed portfolio in South Africa has grown steadily from US$114 million in 2000 to US$349 million as of March 31, 2008, the second largest in Africa after Nigeria. The IFC’s strategy is to (i) support South African companies going north and going global; (ii) provide advice and financing within South Africa where there are underserved niches in the local market and where IFC can bring value added that complements local capabilities; and (iii) offer advisory services and related support for smaller business, with a focus on the informal sector and education.
South Africa is the only African country to participate as a donor in the International Development Association (IDA), which is the World Bank’s concessional lending window, since 1960. In 2007, during the IDA 15 replenishment negotiations, South Africa pledged a total contribution of R240 million. South Africa will make three annual payments of R68 million, which will be due in January 2009, 2010 and 2011, respectively.
South Africa is a member, and the first chair, of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s primary objectives include: eradicating poverty; promoting principles of human rights and democracy in Africa; placing African countries, both individually and collectively, on a path of sustainable growth and development; halting the marginalization of Africa in the globalization process and enhancing integration into the global economy; and accelerating the empowerment of women. South Africa is playing a significant role in the institutionalization of NEPAD, in that along with Algeria, Egypt, Nigeria and Senegal, South Africa was mandated by the Organization of African Union to develop an integrated socio-economic development framework for Africa. South Africa played a leading role in the formation of the present African Union (AU) and hosts the AU’s Pan-African Parliament, which was opened in September 2004, in the Gauteng Province of South Africa.
South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation in the IMF and discussions with the Group of Eight Industrialized Countries (G-8) at their summits. South Africa participated in the G-8 summit in Hokkaido Toyako, Japan in 2008 as the G-8 leaders met with African leaders to discuss issues surrounding Africa.

Regional Arrangements
South Africa is a member of the Southern African Customs Union (SACU). In addition to South Africa, the SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members. Goods flow freely among the union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments.
SACU commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view to a bilateral free trade agreement. All SACU members other than Botswana are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, thereby formalizing its hitherto unofficial membership. In 1993, Namibia introduced its own currency, the Namibian Dollar, which is linked to the South African Rand. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.
By virtue of the CMA, South Africa’s monetary policy also applies, in practice, to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the Rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The Rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of Rand holdings.
In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The other members of SADC are Angola, Botswana, Democratic Republic of the Congo, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established the Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the African Union.
The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.
Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.
The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. The implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working towards creating a free trade area and in August 2008 the Summit of SADC Heads of State launched the SADC Free Trade Area, which is the first milestone in the regional economic integration agenda. The Summit recognized that free trade in the region will create a larger market, releasing potential for trade, economic development and job creation.
It is anticipated that the free trade area will develop an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.
An agreement was reached in 1995 regarding South Africa’s membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB’s share capital, and announced its intention to acquire additional shares in the future so that its shareholding was more commensurate with the relative size of its economy. In December 2006, South Africa’s increased current shareholding was approximately 4.5% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. South Africa is the only African country that participates in the African Development Fund (ADF), which provides financing on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. As at December 31, 2007, total contributions by South Africa to the ADF were 9.6 million Units of Account (the reporting currency of the AfDB).
Development Finance Institutions
South Africa has twelve national Development Finance Institutions (DFIs) which are state-owned and report to their respective National Government shareholder departments. DFIs were created to promote social and economic development within South Africa. They do so by providing funds related to a variety of development-associated objectives such as job creation; provision of low cost housing; agricultural development; small and medium enterprise development; and industrial and infrastructure development. DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Of the 12 national DFIs, only two, the Development Bank of Southern Africa (DBSA) and the Industrial Development Corporation (IDC), are allowed to invest outside of South Africa’s borders in other African countries. The IDC is the largest DFI in terms of balance sheet size, with assets of R90.4 billion (at March 31, 2008), followed by the DBSA at R33.2 billion. The IDC is the only DFI to pay income tax (at corporate rates). DFIs are governed by the Public Finance Management Act and their own individual legislation and regulations.
In order to find an appropriate balance between requirements for the DFIs’ development effectiveness and financial sustainability, in 2007 the Cabinet requested that the National Government undertake a review of the DFIs’ mandates. The review, led by the National Treasury, ran from February 2007 to March 2008 and was conducted in consultation with the national departments responsible for these institutions: the Departments of Trade and Industry, Public Works, Labor, Housing, and Agriculture and Land Affairs.
This review focused on 12 institutions, including the four major DFIs: the DBSA, the IDC, the Land and Agricultural Bank, and the National Housing Finance Corporation. In addition, the review covered Khula Enterprise Finance, the National Empowerment Fund, the Independent Development Trust, Umsobomvu Youth Fund, the National Urban Reconstruction and Housing Agency, the Rural Housing Loan Fund, the Micro Agricultural Finance Institutions of South Africa and the South African Micro Finance Apex Fund.

The review had three main objectives:
1.	to ensure that the mandates of DFIs are coordinated and effective in support of South Africa’s social and economic policy objectives;
2.	to ensure the efficient allocation and use of South African Government resources, and that DFIs operate in a manner consistent with their underlying principles; and

3.	to develop a coordinating policy and governance system for DFIs.
The review has been completed and is awaiting Cabinet’s approval.
HIV and AIDS
The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. By July 1, 2008, it was estimated that 11.6% of the population was living with HIV and AIDS. The number of new infections in calendar 2008 is estimated to be 505,046, totaling 1,384 new infections daily. As part of the implementation of the National Strategic Plan for HIV and AIDS 2000-2005, the Cabinet approved the Comprehensive HIV & AIDS Care Management and Treatment Plan for South Africa. The plan called for improved treatment; an enhanced prevention campaign; sustained education and community mobilization program, including intensified support for families affected by HIV and AIDS; and a public education campaign for infected South Africans on their condition and treatment.
During calendar 2007 the new National Strategic Plan for HIV and AIDS (NSP) was launched. The new NSP covers the period of 2007 to 2011 and builds on the gains of the previous plan. The plan consists of 18 high level goals and hundreds of sub-objectives. The broad groups of intervention are:
•	prevention;
•	treatment, care and support;
•	research, monitoring and surveillance; and
•	human rights and access to justice.
The NSP spells out clear, quantified targets and places a high priority on monitoring and evaluation. The primary goals are to reduce the rate of new HIV infections by 50% by 2011 and to mitigate the impact of AIDS on individuals, families and communities. It provides an appropriate package of treatment, care and support services, which include counseling and testing services, healthy lifestyle intervention and nutritional support in order to meets these targets. In February 2007, the Minister of Finance allocated an additional R1.7 billion for this comprehensive treatment. According to the 2007 Budget Review, the increase in funding is expected to double the number of people receiving treatment for HIV and AIDS within the next three years.
The continued implementation of the NSP will require the recruitment of thousands of health professionals and an extensive training program to ensure health workers’ safe, ethical and effective use of medicine. The total dedicated budget for HIV and AIDS across the National Government (which includes the Departments of Health, Social Development, Education and Defence as well as research and vaccine development done via the Medical Research Council) is set to increase from R1.3 billion in fiscal 2004 to R5.3 billion in fiscal 2010.
Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. The Department of Health and Stats SA have estimated that presently the number of infected people is 5.2 million, on the basis of the census and other surveys (2006). According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey (2007) there were an estimated 5.3 million HIV positive people in South Africa.
According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey (2007), the national HIV prevalence among pregnant women declined from 30.2% in calendar 2005 to 29.1% in calendar 2006. HIV prevalence in those under the age of 20 decreased from 15.9% in calendar 2005 to 13.7% in calendar 2006 to 12.9% in calendar 2007. In addition, HIV prevalence in women between the ages 20 to 24 also declined from 30.6% in calendar 2005 to 28% in 2006, but remained at 28.1% in calendar 2007. However, there has been an increase in the prevalence rates among those women from the 30-34 and 35- 39 year-old age brackets, from 37.0% in calendar 2006 to 40.2% in calendar 2007, and 29.3% in calendar 2006 to 33.2% in calendar 2007 respectively.
The 2007 National Prevalence Survey indicates that there was a 1.1% reduction in HIV prevalence between 2006 and 2007.
Prevalence rates vary substantially throughout provinces, with KwaZulu-Natal (39.1%) being the highest and Western Cape (15.1%) the lowest, as measured amongst ante-natal clinic attendees during the sample period 2004-2006. Variations also exist within districts in provinces. There has been a significant decrease in prevalence in those districts that had high prevalence rates of greater than 40% in calendar 2006. These include Amajuba (KZN), Zululand (KZN) and Umgungundlovu (KZN), which have shown a decrease of between 2% to 5% in 2007. In addition, it must be noted that when the calendar 2006 and 2007 estimates are compared, the study shows Kwa-Zulu Natal, Western Cape and Eastern Cape with a reduction, while Free State and Northern Cape showed an increase (although not a statistically significant one).
HIV rates are declining due to prevention and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing antiretroviral therapy (ART). As of June 2008 there were 544,000 people on ART and this number expected to increase to 629,000 patients by March 2009.
By October 2007, more than 80% of National Government clinics in South Africa offered Prevention of Mother to Child Transmission services, an improvement from 77% in December 2005. The prevalence of HIV among the antenatal care clinic attendees indicates that large numbers of babies are at risk of infection by their mothers. In 2005, a national household survey estimated that 3.3% of South African children between the ages of 2 to 14 were HIV positive. By May 2007, 90% of public health facilities offered Voluntary Counseling and Testing services which is a marked improvement from the 64% of facilities offering these services in 2005.
The NSP states that the epidemics of tuberculosis (TB) and HIV are linked, with 50-80% of TB patients being HIV positive in southern Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB.
Tuberculosis
As referred to above, South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extreme Multi Drug Resistant TB (XMDR TB). XMDR TB does not respond to one of the second line injectable drugs (Kanamycin, Amikacin or Capreomycin) and to the Fluoroquinolones.
In calendar 2006, more than 300,000 people were infected with TB, with at least 12% of TB patients defaulting on their treatment. The worst affected provinces, which comprise about 80% of the country’s total TB burden, are the Eastern Cape, Western Cape, KwaZulu-Natal and Gauteng. The TB cure rate for smear-positive cases remains low at 50.1%, with a successful treatment completion rate of 62.9%. The Medical Research Council has put XMDR TB at 6.7% in previously treated patients. The biggest challenge for the National Government in combating TB is the failure of patients to complete the TB treatment, which fuels the spread of XMDR TB. Treatment for ordinary TB costs the National Government R400 per patient and treatment for XMDR TB costs the National Government R24,000 per patient. In 2006, approximately 303 cases of XMDR TB were reported. The Department of Health is working to obtain a supply of additional drugs to combat XMDR TB.
The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy, promoted by the International Union Against TB and the World Health Organization. The focus is on curing patients on the first attempt by ensuring that the appropriate drugs are taken in the correct manner and for the correct time period. As part of overall TB control, national infection control guidelines for health facilities were produced and distributed to provinces, health workers were trained in infection control and isolation guidelines have been prepared and circulated for comment before finalization.

In addition, the MTEF set out in the MTBPS released in October 2008 makes provision for a scaled-up response to MDR TB and XMDR TB with improved systems of detection and surveillance, a wider range of vaccines to be made available for children and the development of specialized inpatient treatment hospitals in all provinces.

THE SOUTH AFRICAN ECONOMY
Overview
General
South Africa has the most developed, and by far the largest, economy in sub-Saharan Africa. The South African economy accounts for a third of sub-Saharan Africa’s GDP.
As the world experiences a financial market crisis on a scale not seen since the 1930s, South Africa’s long-term economic expansion rests on sound economic policies, healthy public finances and resilient financial institutions pursued steadily over the past 14 years. The growing economy, robust regulatory environment and developed capital markets provide favorable conditions for continued investment and growth in the period ahead.
The South African economy varies widely, ranging from “first-world” levels of development to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. Inequality in the economy is a primary legacy of the apartheid era, in which National Government expenditure was channeled to Whites in preference to other racial groups. For example, as of June 30, 2008, unemployment among the economically active White population was 4.6%, whereas the unemployment rate among the economically active Blacks was 27.0%. In the period from 1995-2005, there was a 46.3% rise in employment of Blacks between the ages of 15 to 65 years, being the largest percentage increase of any racial group. There is a small but rapidly growing Black middle class. Recent research indicates that the annual spending power of the Black middle class is estimated to have increased to R250 billion in calendar 2008, an increase of R70 billion from calendar 2007. Nevertheless, the National Government continues to seek measures to redress imbalances in the economy through various initiatives, including its policy of BBBEE. See “Republic of South Africa — Broad Based Black Economic Empowerment.”
While it is the National Government’s view that increasing the level of Black ownership in corporate South Africa is critically important, building the economy, increasing production, raising employment, developing young Black managers and investing in skills development, inter alia, are considered just as essential in shaping the economic transformation of South Africa, and so the National Government has applied a holistic approach towards the economic transformation of South Africa.
GDP
Following four years of robust economic growth fluctuating around 5% per annum, real economic activity expanded at a notably slower pace in the first half of calendar 2008. The moderation in growth to below the country’s potential rate of output growth is attributable to significant electricity supply constraints in an environment of softening global and domestic demand.
Real output growth in the domestic economy decelerated from an annualized rate of 4.6% in the second half of 2007 to 3.5% in the first half of 2008. The slower pace of growth in the first half of 2008 resulted primarily from a decline in real value added by the primary sector (principally, mineral extraction) and a moderation in growth in real value added by the tertiary (service) sector, the latter sector having been the mainstay of the country’s economic performance in recent years. By contrast, growth in real output of the secondary sector (primarily manufacturing) accelerated during the first half of 2008.
The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2003	2004	2005	2006	2007	2008	(1)
Nominal GDP (millions of Rand) at market prices	1,260,693	1,395,369	1,541,067	1,741,061	1,996,896	2,266,197	(1)
Real GDP (millions of Rand) at 2000 prices	1,012,763	1,062,027	1,115,135	1,175,216	1,235,384	1,278,774	(1)
Real GDP Growth (percentages)	3.1	4.9	5.0	5.4	5.1	4.9
Population (million)	46.1	46.7	47.4	47.4	47.9	48.7
Per Capita GDP (nominal)	27,374	29,879	32,512	36,731	41,689	46,533	(1)
Per Capita GDP (real)	21,969	22,741	23,526	24,794	25,791	26,258	(1)

Note:—

(1) First half of 2008, seasonally adjusted and annualized.

Source: SARB and Stats SA.
GDP and Expenditures(1)
(at constant 2000 prices)

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2003	2004	2005	2006	2007	2008 (4)
	R millions
Real GDP at 2000 prices	1,012,763	1,062,027	1,115,135	1,175,216	1,235,384	1,278,774
Add: Imports of goods and services	262,250	300,291	331,361	393,687	434,738	447,997
Total supply of goods and services	1,275,013	1,362,318	1,446,496	1,568,903	1,670,122	1,726,771
Less: Exports of goods and services	266,055	273,694	295,580	312,173	338,038	353,486
Total goods and services available for domestic expenditure	1,008,958	1,088,624	1,150,916	1,256,730	1,332,084	1,373,285

Domestic Expenditure
Final consumption expenditure by households	641,616	684,502	731,620	791,947	847,122	869,834
Final consumption expenditure by general government(2)	191,785	203,691	213,566	224,717	235,851	244,696
Total Final consumption expenditure	833,401	888,193	945,186	1,016,664	1,082,973	1,114,530

Gross fixed capital formation	163,552	178,127	194,047	220,780	253,464	282,000

Change in inventories	8,858	15,473	9,245	16,508	4,949	(6,824)

Residual item(3)	3,147	6,831	2,438	2,778	(9,302)	(16,421)
Total gross domestic expenditure	1,008,958	1,088,624	1,150,916	1,256,730	1,332,084	1,373,285

Real GDP (at 2000 prices)	1,012,763	1,062,027	1,115,135	1,175,216	1,235,384	1,278,774

Notes:—

(1)	Numbers may not total due to rounding.

(2)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions

(3)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(4)	First half of 2008, seasonally adjusted and annualized.
Source: SARB.
GDP and Expenditures as Percentage of Real GDP
(at constant 2000 prices)

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2003	2004	2005	2006	2007	2008 (4)
	%
Real GDP at 2000 prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	25.9	28.3	29.7	33.5	35.2	35.0
Total supply of goods and services	125.9	128.3	129.7	133.5	135.2	135.0
Less: Exports of goods and services	26.3	25.8	26.5	26.6	27.4	27.6
Total goods and services available for domestic expenditure(1)	99.6	102.5	103.2	106.9	107.8	107.4

Domestic Expenditure
Final consumption expenditure by households	63.4	64.5	65.6	67.4	68.6	68.0
Final consumption expenditure by general government(2)	18.9	19.2	19.2	19.1	19.1	19.1
Total Final consumption expenditure	82.3	83.6	84.8	86.5	87.7	87.2
Gross fixed capital formation	16.1	16.8	17.4	18.8	20.5	22.1

Change in inventories	0.9	1.5	0.8	1.4	0.4	(0.5)

Residual item(3)	0.3	0.6	0.2	0.2	(0.8)	(1.3)
Total gross domestic expenditure(1)	99.6	102.5	103.2	106.9	107.8	107.4

Notes:—

(1)	Numbers may not total due to rounding.

(2)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(3)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(4)	First half of 2008, seasonally adjusted and annualized.
Source: SARB.

Although growth in aggregate real gross domestic expenditure slowed significantly between the calendar 2006 and 2007, the pace of growth in each calendar year continued to surpass that of the gross domestic product. Growth in real gross domestic expenditure accelerated again in the first half of calendar 2008, underpinned by strong growth in fixed capital formation, final consumption expenditure by general government and a rebound in the accumulation of inventories.

Growth in real final consumption expenditure by households gradually lost momentum in calendar 2007 and the first half of 2008. A contraction in real expenditure on durable goods — more specifically motor vehicles, recreational and entertainment goods — and a marked slowdown in real purchases of non-durable goods held back growth in real final consumption expenditure in the first half of 2008. This moderation in consumer spending reflected a slowdown in real disposable income as broad-based inflationary pressures eroded the purchasing power of households. This was exacerbated by the steady rise in debt-service costs and a deterioration in households’ net wealth accumulation due to increasingly sluggish asset prices.
Alongside the tightening of monetary policy, the previously rapidly rising ratio of household debt to annualized disposable income leveled off, amounting to 77.4% in the first half of calendar 2008. However, debt service cost relative to the disposable income of households advanced to 11.4% over the period, reflecting higher interest rate levels.
Growth in real final consumption expenditure by general government remained firm in calendar 2007 and the first half of calendar 2008, supported by increased spending on goods and services, which included deliveries associated with the defense procurement program. At the same time, employee compensation continued to increase; but the share of compensation of government employees in total consumption expenditure decreased. Final consumption expenditure by general government as a percentage of gross domestic expenditure remained broadly unchanged during the 18-month period ended June 30, 2008.
Growth in real gross fixed capital formation has remained strong since the beginning of 2006 and recorded an annualized rate of 14.2% in the first half of calendar 2008. This rate of growth in real capital outlays was well above the long-term average of 4.8% recorded between 1990 and 2008. The recent increase in capital spending predominantly reflected the buoyant investment activities of public corporations. As a result, the ratio of gross domestic fixed capital formation to gross domestic product increased from 20.5% in calendar 2007 to 22.0% in the first half of 2008.
Growth in gross fixed capital formation by the private sector proceeded at a robust rate of 14.8% in 2007 before moderating to an annualized rate of 11.4% in the first half of 2008. Investment activity leveled off in all major sectors of the economy, except for the agricultural and mining sectors which responded to favorable commodity prices. Projects to expand gold, platinum and iron ore mining production regained momentum. Ongoing capital outlays on the Gautrain project underpinned growth in capital expenditure by the private sector.
Public corporations stepped up capital spending on electricity and transport infrastructure. Fixed capital formation by public corporations accordingly increased at robust rates of more than 30% in 2007 and in the first half of 2008. Increased real capital outlays by the electricity sector since the beginning of 2007 reflected spending on the refurbishment of existing power stations as well as the construction of new power stations, such as Medupi, situated on the Waterberg coal seam. Investment by the transport sector was boosted by the expansion of rail and ports capacity by Transnet.
Capital expenditure by general government recovered from the low rate of growth of 0.6% recorded in 2007 to an annualized rate of 6.5% in the first half of 2008, reflecting increased spending by provincial governments on the upgrading and expansion of existing infrastructure.
Growth in real investment in residential buildings decelerated from a rate in excess of 18% in 2006 to 10.5% in 2007 and then to an annualized rate of 2.9% in the first half of 2008. This moderation in growth could mainly be ascribed to tighter credit conditions and the reduced affordability of housing in general. Simultaneously, growth in real capital outlays on non-residential buildings started to lose momentum as shortages in electricity supply, higher interest rates and increased uncertainty took effect. However, investment in construction works and transport equipment continued to underpin investment activity related to the Gautrain project and the 2010 FIFA World Cup soccer tournament.
Real inventory accumulation which occurred almost uninterruptedly during the past nine years reversed in the second half of 2007 when inventory holdings declined by R1.1 billion, led by oil and mining stocks. The accumulation of inventories resumed in the first half of 2008 when inventories to the value of R1.5 billion, at 2000 prices, were added to stock levels notwithstanding the slowdown in supply in an environment of higher interest rates.
An analysis of inventory accumulation by economic sector in the first half of 2008 indicated that the accumulation of inventories was fairly broad-based, with the exception of the mining and commerce sectors where declines were recorded. The commerce sector responded to the perceived slowing demand for its products in conjunction with the higher costs of keeping large inventory holdings.
Growth in aggregate nominal factor income slowed marginally from a year-on-year rate of 13.9% in the second half of 2007 to 16.3% in the first half of 2008 due to stronger growth in the operating surpluses of business enterprises.
Growth in the gross operating surpluses of business enterprises accelerated from 15.6% in the second half of 2007 to 21.1% in the first half of 2008 as most of the major sectors of the economy registered stronger growth in operating surpluses. The primary sector, in particular, benefited from booming commodity prices alongside a depreciation of the external value of the rand.
On a year-on-year basis, increases in employee compensation decelerated from an annualized rate of 12.1% in the second half of 2007 to 11.1% in the first half of 2008. The containment of costs by business enterprises through the rationalization of staff was in part neutralized by higher wage settlement rates. The share of compensation of employees in total factor income consequently decreased from 48.6% in the second half of 2007 to 46.0% in the first half of 2008.
The National Government’s budget surplus for fiscal 2008 totaled R18.3 billion compared to a surplus of R11 billion for fiscal 2007. The 2008 Budget Review forecasted a surplus of R14.3 billion for fiscal 2009.
The budget surplus for fiscal 2008 was equal to 0.9% of GDP. It is estimated that the budget surplus for fiscal 2009 will be slightly lower at 0.6% of GDP.
2010 FIFA World Cup
R20.9 billion in spending over the next three years will go to major capital projects related to the 2010 FIFA World Cup, of which R11.3 billion will be spent on transport and infrastructure and R9.6 billion will be spent on the building and/or upgrading of ten stadiums in the nine host cities. These amounts will be complemented by contributions from local government and other partners. The Local Organizing Committee is putting in place a framework to fast-track the construction of these stadiums to ensure that key facilities will be in place by mid-2009, when South Africa hosts the FIFA Confederations Cup.
Principal Sectors of the Economy
The following two tables set forth real gross value added (GVA) and the percentage increase in GVA for the periods indicated.
Real Gross Value Added By Sector
(at basic prices)

	For the year ended December 31,
							Contribution
	2004	2005	2006	2007	2008	(1)	in 2008
	(R millions)
Manufacturing	174,197	182,219	191,629	199,007	207,720		17.8
Finance, insurance, real estate and business services	201,821	212,313	230,591	249,818	263,433		22.6
General government	139,530	144,236	148,735	153,748	157,933		13.6
Wholesale and retail trade, catering and accommodation	144,111	154,606	165,425	173,666	176,336		15.1
Transport, storage and communication	103,500	109,036	114,455	120,444	124,640		10.7
Mining and quarrying	67,363	68,818	68,726	67,880	64,434		5.5
Agriculture, forestry and fishing	28,083	29,614	27,284	27,536	30,877		2.6
Electricity, gas and water	23,835	24,252	24,985	25,777	25,337		2.2
Construction (contractors)	27,830	31,268	35,862	42,353	47,197		4.1
Other producers & services (personal services)	57,183	59,705	62,399	64,937	67,309		5.8
Gross value added at basic prices	967,453	1,016,067	1,070,091	1,125,166	1,165,216		100.0

Source: SARB.

Percentage Growth in Real Gross Value Added by Kind of Economic Activity
(at basic prices)

	For the year ended December 31,
	2003	2004	2005	2006	2007	2008(1)

Manufacturing	(1.4)	4.7	4.6	5.2	3.9	4.4
Finance, insurance, real estate and business services	4.1	7.9	5.2	8.6	8.3	5.4
General government	2.4	2.6	3.4	3.1	3.4	2.7
Wholesale and retail trade, catering and accommodation	6.5	5.9	7.3	7.0	5.0	1.5
Transport, storage and communication	5.9	4.7	5.3	5.0	5.2	3.5
Mining and quarrying	4.0	1.3	2.2	(0.1)	(1.2)	(5.1)
Agriculture, forestry and fishing	(2.1)	1.4	5.5	(7.9)	0.9	12.1
Electricity, gas and water	1.9	3.0	1.7	3.0	3.2	(1.7)
Construction (contractors)	6.9	11.1	12.4	14.7	18.1	11.4
Other producers & services (personal services)	4.1	2.0	4.4	4.5	4.1	3.7
Gross value added at basic prices	3.2	4.8	5.0	5.3	5.1	3.6

Note:—

(1) The seasonally adjusted first two quarters of 2008 compared to the first two quarters of 2007.

Source: Stats SA.
Finance, Insurance, Real Estate and Business Services
The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.
The growth in real value added by the finance, insurance, real estate and business services sector slowed from a rate of 8.3% recorded in 2007 to an annualized rate of 7.9% in the first half of 2008. The slower growth is attributable to slower growth in the real output by the finance subsector.
According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which survey enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,859,497 persons in the quarter ended December 2007 and 1,859,497 persons in the second quarter of 2008. However, the Quarterly Labor Force Survey (QLFS) published by Stats SA, which is compiled from a 30,000-household survey, shows just 1,687,000 persons employed in the sector as at the end of June 2008.
The sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd. and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual South Africa Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”
South Africa’s financial sector and strong capital markets have been key strengths in the country’s economic development. The banking sector is well regulated and the gradual approach to exchange control liberalization has enabled an orderly diversification of portfolios. To this point, South Africa’s domestic financial sector has been relatively unscathed from the global credit crisis because it has limited exposure to subprime assets and the frenetic round of deleveraging in major economies.

The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see “Republic of South Africa — Broad Based Black Economic Empowerment” and “Monetary and Financial System — Financial Sector Charter.”
Manufacturing
Manufacturing is South Africa’s second largest income-generating sector. This sector provides a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years.
Activity in the manufacturing sector expanded on average by 4.5% per annum over the past three years, but this rate slowed to 3.0% in the first half of calendar 2008 compared with the same period in 2007. Production was primarily affected by the weaker growth in domestic demand and the moderation in global economic activity. In addition, the sector was exposed to increasing input costs, the rationing of electricity supplies and declining business confidence levels. As a result, the utilization of production capacity eased somewhat and labor retrenchments occurred in certain subsectors.
As of June 30, 2008 the QLFS shows that 1,968,000 persons are employed in the manufacturing sector.
It is an objective of the National Government to encourage the growth of small- and medium-sized manufacturing enterprises. The National Government’s encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, the policy encourages exports, especially of manufactured products, and aims to improve the country’s international competitiveness by removing anti-export bias and logistical constraints.
The following table sets forth the most recent data available relating to the composition of manufacturing industry growth by sector for the periods indicated.
Composition of Manufacturing Sector Growth for Fiscal 2007

		Percent
		growth
		(Average	Growth contribution
	Weights(1)	2006-2007)	Percentage points	Percent

Petrochemicals	22.5%	4.7	1.0	23.5
Basic iron and steel	22.4%	5.7	1.3	28.6
Food and beverages	16.4%	2.6	0.4	9.4
Wood and paper	11.0%	3.9	0.4	9.5
Motor vehicles and accessories	8.6%	6.5	0.6	12.4
Furniture	5.8%	6.0	0.3	7.7
Textiles, clothing, leather and footwear	5.4%	2.2	0.1	2.7
Glass and non-metallic mineral products	3.9%	5.8	0.2	5.0
Electrical machinery	2.7%	4.5	0.1	2.7
Radio and TV	1.3%	1.9	0.0	0.5

Total(2)	100.0%	4.5	4.5	100.0

Notes:—

(1)	Weights are based on the large sample manufacturing survey of 2001.

(2)	Columns may not add up due to rounding.
Metals, Metal Products, Machinery and Equipment
The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. This sector currently represents 22.4% of total manufacturing in South Africa.

This sector, especially the heavy engineering industry, has benefited from the construction boom in South Africa over the past five years and is expected to continue to grow on the back of sustained public investment in infrastructure. State-owned enterprises are implementing aggressive expansion plans, including the construction of the Gautrain rail link between Johannesburg and Pretoria, power plants to meet the countries growing energy needs and the improvement of facilities for the FIFA World Cup in 2010.
Growth in the physical volume of production of the metallic products sector averaged 5.7% over calendar 2006 and 2007 supported by strong local and global demand for primary products.
Petroleum Products, Chemicals, Rubber and Plastic
The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one-third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the only South African owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of byproducts, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.
In calendar 2007, growth in the physical volume of production in this sector averaged 7.1%. Over the course of fiscal 2007, this sector was the second largest contributor to total manufacturing production volume growth.
Food, Beverages and Tobacco
The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. During fiscal 2007, the sector represented approximately 9.3% of total manufacturing production volume growth.
The industries in this sub-sector face significant export opportunities in the fruit and horticulture industries, whilst the wine industry is diversifying its export markets by targeting the US, Chinese and Japanese markets. Aqua and marine culture are fledgling industries in South Africa with the potential to be a job creator in rural areas.
Furniture; Other Manufacturing
This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. During fiscal 2007, this sector represented approximately 7.7% of total manufacturing production volume growth.
Wood and Paper; Publishing and Printing
During fiscal 2007, this sector represented approximately 9.4% of total manufacturing production volume growth. The major sub-sector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980’s and 1990’s due principally to export growth and import replacement policies. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO.”
Motor Vehicles, Parts and Accessories and Other Transport Equipment
This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories.
Special efforts have been made to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry’s regulatory framework was modified several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets have been established. In addition, South Africa is now the sole producer of all BMW 3 Series right-hand drive vehicles.

Since December 2007 a team of officials from the Department of Trade and Industry and external experts have been engaged in reviewing the details of a successor program to the current Motor Industry Development Programme (MIDP). The Automotive Production and Development Programme has been developed to replace the MIDP with the aim of increasing value added in the production of automotive vehicles and component manufacture in South Africa.
Textiles, Clothing and Leather Goods
This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. As it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. During fiscal 2007, this sector represented approximately 2.7% of total manufacturing production volume growth.
Although production has increased in South Africa, like all countries, the textiles, clothing and leather goods sector faces stiff competition from Chinese imports as a result of the lapsing of the Multi-Fibre Agreement in 2004. Import quotas have recently been imposed on selected Chinese products.
Electrical Machinery and Apparatus
This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment. This sector is poised to benefit from the electricity expansion projects in the medium term. During fiscal 2007, this sector represented approximately 2.7% of total manufacturing production volume growth.
Other Manufacturing Industries
This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector.
Other Producers and Services (Personal Services) and general government
The personal services sector, including general government services, contributed 19.4% to GDP in calendar 2007 compared with 19.7% in calendar 2006. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the personal services sector excluding government services increased by 2.4% in the first half of 2007 compared to 4.6% in the same period in 2006.
According to the QLFS, as of June 30, 2008, the personal services sector employs 2,635,000 people.
Wholesale and Retail Trade, Catering and Accommodation
This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.
Growth in the real value added by this sector slowed from 7% in calendar 2006 to 5% in 2007 and even further to 2% in the first half of 2008. The slower growth in the first half of 2008 was mainly due to slower output growth in the motor and the retail trade subsectors, reflecting the slowing demand for new motor vehicles and durable and semi-durable consumer goods.
According to QES surveys, wholesale and retail trade, catering and accommodation employed 1,744,000 persons as of March 31, 2008, a 2.2% in crease when compared to the same period for the previous year.
Wholesale and Retail Trade
This sector contributed 15.5% of gross value added in 2006 and 15.1% of formal sector employment as of June 2008. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. This sector has benefited from a surge in consumer spending over the last three years owing to a low inflationary environment and growth in real disposable income.
Consumer spending is expected to moderate slightly over the medium term in response to the recent interest rate hikes and the introduction of the National Credit Act in 2007. The Act encourages responsible borrowing, avoidance of over-indebtedness and reckless lending by attempting to provide for a consistent and harmonized system of debt restructuring, enforcement and judgment. It also aims to prohibit unfair credit and credit marketing practices and to protect consumers. As a result, the Act has decreased the credit market.
South African wholesalers and retailers have recently expanded their operations by establishing distribution and logistical networks in other African countries, particularly Mozambique, Zambia, Tanzania, Kenya and Egypt.
Furthermore, South African companies have recently entered the booming Indian market as well as the more established and mature retail markets of Britain and Australia, the latter two through the acquisition of existing operations in those countries.
Catering and Accommodation Services
Due to its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.
Altogether, 9.2 million foreign visitors came to South Africa in 2007, compared to some 8.5 million foreign visitors in 2006. Tourism’s estimated contribution to GDP increased from 4.6% in 1993 to 8.4% in 2007.
Preparations are also well underway for the tourism boom accompanying the 2010 FIFA World Cup, with the bulk of the preparations taking place in the nine host cities.
In 2007, tourism employed 941,000 persons. This was an increase of 4.91% from 2006, making the tourism industry potentially the largest provider of jobs and earner of foreign exchange. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.
Transport, Storage and Communications
Growth in the value added of the transport, storage and communication sector slowed from 5.2% in the first half of 2007 to 4.1% in the first half of 2008.
Transport and Storage
South Africa’s modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa.
The transport sector is a major driver of economic growth through investments in international airports, expansion of ports infrastructure, the introduction of integrated public transport networks and large investments in passenger rail including the Gautrain Rapid Rail Link.
As a contributor to employment, the transport, storage and communication sector has shown a slight increase in the number of people it employed from 352,000 in June 2006, to 359,000 in June 2007 and reached 363,000 in June 2008, according to the June 2008 Quarterly Employment Statistics. Transport employment represents approximately 67% of this sector’s total employment.
The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products.
Transnet, South Africa’s state-owned transport utility, controls all South African railway networks and harbors, although certain of the port terminals such as the Richards Bay Coal Terminal are privately owned. The utility has made significant progress in spinning off non-core assets such as South African Airways (SAA) and passenger transport services to other National Government departments as well as privatizing assets that do not fit into its freight logistics-focused business model. Transnet expects to invest R80.3 billion in infrastructure projects over the next five years up to fiscal 2013 to provide capacity ahead of demand.
Transnet’s multi-modal transportation operations, its 48,773 employees, R78.1 billion fixed assets and R30.1 billion turnover make the company one of the country’s largest businesses according to Transnet’s fiscal 2008 annual report. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports.
The national and local railway network consists of approximately 32,000 kilometers of track and is divided into 10 geographical areas under the control of Transnet Freight Rail. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.
Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger land transportation is provided by the South African Rail Commuter Corporation (SARCC), which now incorporates Metrorail, Shosholoza Meyl and AUTOPAX, providing for inner-city rail and long-distance rail and bus services.
The South African National Roads Agency (SANRAL) is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets estimated to be worth R10.133 billion in fiscal 2008. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,150 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa.
The National Government intends to raise R25 billion from public and private sources to be invested in national roads, including the Gauteng Freeway Improvement Project, N2 Wildcoast and Winelands Highways and the Two Oceans Highway in Cape Town. Thus far, a R10 billion borrowing limit has been approved for SANRAL through 2025. This will increase further as more projects are approved. All new roads will be funded through the user-pay principle with electronic tolling planned to relieve congestion and enhance traffic flow around major metropolitan areas.
Approximately 2.5 million taxi commuters accounted for over 63% of public transport work trips in 2006. The Taxi Recapitalization Programme, a coordinated National Government and taxi industry initiative, aims to replace the current aging fleet of minibus-taxis. Since the inception of the program 13,400 taxis have been replaced.
The Department of Transport has embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. As a first step, urgent action has been taken to streamline decision-making and ensure efficiency of the passenger rail services in the country by authorizing a consolidation of the SARCC, its commuter services operator, Metrorail and the long distance rail operator, Shosholoza Meyl. Investment in fixed assets increased by 98% from R1.1 billion in fiscal 2007 to R2 billion in fiscal 2008, reflecting the commitment to stabilize and improve service levels to commuters. Continuous improvement in rail infrastructure is evident in the increase of refurbished coaches from 264 in fiscal 2006 to 330 in fiscal 2007 and 489 in fiscal 2008. The target for refurbishment is 700 coaches for fiscal 2009 and SARCC plans to acquire new rolling stock for replacement and capacity expansion. In addition, a national signaling program has been initiated with projects planned over the next two to three years.
The National Government has also co-funded the R21.9 billion Gautrain rail link between Johannesburg and Pretoria. This project has commenced and will link Johannesburg, Tshwane and the Oliver Tambo International Airport through high speed rail services by 2011.

In connection with the 2010 FIFA World Cup, public transport infrastructure improvements will total in excess of R17.2 billion, providing for rapid public transport networks in major metropolitan areas providing scheduled services in an efficient and affordable manner, improving service levels to existing public transport users and reducing the growth in private vehicle use.
SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA became the first airline in Africa to join the 18-member group Star Alliance in April 2006. SAA also provides regular service between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition on both domestic and on international routes. There was a 34% capacity increase in bilateral air services in fiscal 2008. South Africa has concluded 107 bilateral air service agreements, of which 43 are active.
The airport infrastructure in South Africa consists primarily of 10 airports, which collectively accommodated approximately 36 million total passengers, 291,000 aircraft landings from nearly 50 international destinations during fiscal 2008. Total passenger numbers grew by 10.6% to 36.4 million in calendar 2008, compared to the 33 million in calendar 2007. This growth was driven largely by the domestic passenger sector supported by growth in the low-cost carrier sector. Most of the airports are owned and operated on a commercial basis by the Airports Company of South Africa Ltd. (ACSA). Previously the sole shareholder of ACSA, the South African Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005, the Public Investment Corporation Ltd. (PIC), a body charged with the administration of the state’s pension fund, purchased ADR’s 20% equity stake for R1.67 billion. A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport, which opened in October 2002, is the most recent addition to the country’s airport infrastructure. Between 2008 and 2012 ACSA plans to invest R22 billion in airport capacity, the bulk of which is focused on the 2010 FIFA World Cup. Work has commenced on the La Mercy Airport in KwaZulu Natal, which is scheduled for completion in 2010 and represents the largest single project ever to be undertaken by ACSA at an estimated capital cost of R6.8 billion.
Approximately 98% of the country’s exports are conveyed by sea. Statistics from the National Ports Authority has shown that from April 2007 to March 2008, 12,829 vessels with an aggregate tonnage in excess of 280 million gross tons called at South African Ports. These figures represent a 9% decrease in vessels called at South African ports from April 2006 to March 2008 and a 5% increase in aggregated tonnage. The cargo handled by all South African ports for fiscal 2008 increased by 2% to 181 million tons from 178 million tons in March 2007 and a 5% increase in 20-foot equivalent units to 3.7 million.
The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world. The National Ports Authority of South Africa was established in 2001 as a result of the restructuring of Transnet’s former subsidiary, Portnet. Portnet’s operations are now carried out by two distinct entities — Transnet National Ports Authority and Transnet Port Terminals. Transnet National Ports Authority owns all eight of South Africa’s commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while Transnet Port Terminals operates the cargo terminals at the ports. The National Ports Regulator has been established as set out in the National Ports Act of 2005.
Communications
The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd (SAPO) is responsible for postal services, and Telkom SA Ltd (Telkom) is the leading provider of telecommunications services.
The Post Office handles more than 104 million transactions at its retail outlets during the year. There are approximately 2,580 postal outlets and 26 mail processing centers in South Africa providing a full range of domestic and international postal services.

SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget.
Telkom, the privatized telecommunications company, is one of the largest companies based in South Africa and one of the largest communications services providers on the African continent based on operating revenue and assets. For fiscal 2008, Telkom had consolidated operating revenue of R56.3 billion, profit for the year attributable to the equity holders of Telkom of R8.2 billion and cash flow from operating activities of R10.6 billion. At the end of fiscal 2008, Telkom had total assets of R70.4 billion and equity attributable to the equity holders of Telkom of R33.3 billion. As of March 31, 2008, Telkom had approximately 4.5 million telephone access lines in service and 99.9% of the telephone access lines were connected to digital exchanges.
Vodacom is Telkom’s mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 55% as of March 31, 2008 based on total estimated customers. Vodacom had 34.0 million customers as of March 31, 2008, of which 24.8 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R48.2 billion, net profit attributable to equity shareholders of R8.0 billion and cash flow from operating activities of R5.1 billion for fiscal 2008 and total assets of R34.2 billion and equity attributable to equity holders of Vodacom of R11.8 billion at the end of fiscal 2008.
As of March 2008, Telkom had 31,720 employees. Telkom’s fixed-line capital expenditure, which includes spending on intangible assets, increased by 3.7% from R2,647 million as of September 30, 2007 to R2,744 million as of September 30, 2008.
In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. Telkom is listed on the JSE Securities Exchange South Africa (JSE) and the New York Stock Exchange (NYSE). By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of June 2006 the PIC held 16.1% of Telkom’s issued ordinary shares, which includes 7.5% of Telkom’s issued ordinary shares it has acquired in the market and the shares it holds through its subsidiary Black Ginger, the Elephant Consortium owned 5.8% of Telkom’s issued ordinary shares, and the National Government owned 39.4% of Telkom’s issued ordinary shares. See “Public Finance — Public Enterprises.”
The Telecommunications Amendment Act of 2001 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa, thereby breaking the monopoly held by Telkom. The Electronic Communications Act was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses.
Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.
September 2006 marked the entrance of the long-awaited second national fixed line operator, Neotel. The company currently competes with the incumbent Telkom on most of the services that Telkom provides.
Neotel’s shareholders comprise Eskom Enterprises (Pty) Ltd (15%), Transtel (15%), BBBEE shareholder Nexus Connection (Pty) Ltd (19%) and strategic equity partners Strategic Equity

Partner Company, constituted by Tata Group of India, and two private consortia- CommuniTel Telecommunications (Pty) Ltd and Two Consortium (51%).
South Africa is the fourth fastest growing GSM market in the world. South Africa’s cellular phone network is currently shared by three licensees: Vodacom (Pty) Ltd., MTN Group Ltd. (MTN) and Cell-C (Pty) Ltd. Telkom and Vodafone Group plc each own a 50% interest in Vodacom. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and MTN. In 2001, a third cellular license was awarded to Cell-C. In June 2006, Virgin Mobile entered the South African market. Mobile number portability, which allows customers to switch networks without changing numbers, has been operational since November 2006.
Mining and Quarrying
South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 96% of South Africa’s gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals (PGMs), chromium, vanadium, nickel, copper, fluorspar and andalusite.
South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.
South Africa’s total primary mineral sales increased by 14.0% to R142.4 billion in calendar 2005 and increased again to a total of R195.2 billion in calendar 2006.
As a result of its large reserve base, South Africa is a large-scale mineral producer and to a large degree self-sufficient with respect to the supply of minerals. However, some minerals and mineral products need to be imported. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. South Africa is also the foremost world producer of gold.
South Africa’s mineral industry is export-oriented. As of 2006 South Africa exported 79% of the world’s vanadium, 26% of the world’s antimony, 44% of the world’s alumino-silicates, 54% of the world’s ferrochromium, 57% of the world’s chrome ore, 20.2% of the world’s manganese ore and 15.9% of the world’s ferromanganese. South Africa is the world’s largest exporter of these commodities, as well as of gold, zirconium and vermiculite. Other important export commodities include coal and titanium minerals. Mineral export sales accounted for approximately 28.7% of total export revenues in 2004, with the vast majority of all mineral production exported to Europe.
Having already declined somewhat in both calendar 2006 and 2007, the real value added by the mining sector contracted at a seasonally adjusted annualized rate of 11.6% in the first half of 2008, despite record high international commodity prices. The sizeable decline in real output by the mining sector occurred predominantly in the subsectors for platinum, gold and diamond mining. Production volumes were directly affected by rolling electricity blackouts and rationing in the opening months of 2008, which gave rise to a one week shutdown of mining operations in the first quarter of the calendar year. Moreover, the mining sector was exposed to rising input costs, occasional flooding, industrial action and skills shortages, which were exacerbated by the demand for skilled labor arising from other capital projects. These projects included those geared towards the 2010 FIFA World Cup soccer tournament. In addition, certain gold mines were subject to sporadic shutdowns due to safety audits.
By contrast, real value added by the coal mining industry advanced partly due to increased demand from Eskom’s power stations to replenish severely depleted coal stockpiles. The coal mining industry is also less electricity intensive compared with other subsectors in the mining industry.
The gold sector has been declining in recent years due to the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines. The industry faces challenges of commodity price cycles and is also affected by the currency fluctuations. The DME, in collaboration with its partners, labor and business, is evolving a strategy to manage the decline and the impact on workers. South Africa still produces 14% of the world’s gold and has 41% of the world’s known reserves. Solutions and new ways to mine the remaining gold will be investigated.
The following table sets forth mineral production for the periods indicated.
Mineral Production

	Index of	Index of
	Production	Production	Total Value of	Total Value of
	Volume Including	Volume	Mineral Sales	Mineral Sales
Year	Gold(1)	Excluding Gold(1)	Including Gold(2)	Excluding Gold(2)
2002	102.2	105.6	137,504.5	96,118.5
2003	106.4	113.2	117,526.9	84,473.7
2004	110.3	121.3	125,057.8	95,728.1
2005	111.7	126.6	142,817.9	118,216.7
2006	110.0	126.3	193,589.5	157,184.9
2007	109.0	126.3	224,444.4	185,408.0

Notes:—

(1)	Base: 2000 = 100.

(2)	Rand millions.
Source: Stats SA.
South Africa is currently the world’s fifth largest producer of natural diamonds, measured in carats, after Australia, Botswana, Russia and the Democratic Republic of Congo. A high percentage of the country’s production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa.
The following table sets forth South Africa’s diamond production for the periods indicated.
Diamond Production

Year	Total
(carats)
2001	11,238
2002	10,906
2003	12,648
2004	14,295
2005	15,776
2006	15,153
2007	15,250

Source: South African Department of Minerals and Energy.

During calendar 2007, the mining sector directly employed an average of 495,474 workers, an increase of 38,874 from the 458,600 employees in 2006. It is estimated that another 165,000 workers were employed in associated industries that either supply products or use products for the mining industry. As at December 2005, there were over 1,113 registered mines in South Africa. In 2006 approximately 53 different minerals were produced from 1,212 mines and quarries, of which 47 produced gold, 33 produced platinum-group minerals, 89 produced coal and 240 produced diamonds.
Agriculture, Forestry and Fishing
Agriculture
Following an annualized decline in real agricultural output in 2006 and a marginal increase in 2007, growth in real value added by the agricultural sector recovered in the first half of 2008 due to favorable weather conditions and larger planted areas. This was most likely in response to increased demand and the steady rise in agricultural product prices. Adding further to an expected bumper commercial maize crop of 12 million tons in 2008, real horticulture and livestock production remained solid over the period. The contribution of the agricultural sector to gross domestic product nevertheless remained modest and amounted to 2.6% in the first half of 2008.
Approximately 13.5% of South Africa’s land surface is made up of arable land, with approximately 12.9 million hectares (31.9 million acres) under agricultural cultivation. By world standards, South Africa’s arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle farming in the bushveld and sheep farming in the more arid regions.
Historically, the agricultural sector has been characterized by a dualistic structure, with modern large-scale commercial farms existing side-by-side with small-scale subsistence farmers. It is estimated that there are approximately 45,818 active commercial farming units and nearly 46,027 commercial farmers in South Africa. The QLFS estimates that the agriculture sector employed approximately 790,000 people as of June 30, 2008. Nearly three million people have access to rural land and many derive some income from subsistence farming.
In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.
The National Government’s strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.
Historically, Black areas have not shared proportionally in the growth of income in the agricultural sector during the last decade and, accordingly, land reform, rural development and agriculture support programs are at the center of the National Government’s strategy to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating, together with other principal stakeholders, the transfer of resources (land and related support services) to historically disadvantaged South Africans. See “Republic of South Africa — Land Reform.”
The National Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Approximately 3,270 farmers have been trained in agricultural production, farm management, financial management and marketing. This program will be further strengthened to ensure more sustainable small farms. The newly launched agricultural credit scheme will assist in supporting emerging farmers.
The six major sources of credit for farmers are banks (50%), agricultural co-operatives and agri-businesses (12%), the Department of Agriculture and Land Affairs, through its agent, the Land Bank (21%), private creditors (8%),other creditors and financial institutions (9%) and the National Government (1%).
The Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, assisted 113,902 “resource-poor” individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals. In September 2007, the Minister of Finance announced that R700 million in cash and R1.5 billion by National Government guarantee, was injected into the Land Bank.
In a gazetted government proclamation on July 14, 2008, management of the Land Bank was handed to the South African National Treasury, after the financial breakdown of the bank in the last few years, which culminated in the reported loss of R100 million in fiscal 2007, the third consecutive year that the Land Bank posted a loss. The Land Bank seeks to assist historically disadvantaged South Africans enter the agriculture sector by, among other forms of assistance, providing short-, medium- and long-term loans with a low-interest rate, for historically disadvantaged and first-time buyers of agricultural land. Other activities of the Land Bank include being the sole shareholder of the Suid-Afrikaanse Verbandversekeringsmaatskappy Beperk, a company that provides mortgage insurance cover to the Bank’s clients and managing funds transferred from the Department of Agriculture and Land Affairs to the Micro-Agricultural Financial Institution of South Africa.
The Business and Entrepreneurial Development Directorate within the Ministry of Agriculture’s Agricultural Trade and Business Development Program aims to encourage equitable participation to promote BBBEE and to enhance competitiveness and participation in agri-businesses. The Business Development Unit of the Directorate works closely with industries and commodity groups to develop inclusive, enhanced and harmonized commodity strategies and joint action plans.
In March 2008 the AgriBEE Charter was published in the official gazette. The AgriBEE Charter aims to enhance the participation of historically disadvantaged persons in agricultural opportunities, de-racialize land and enterprise ownership and unlock the full entrepreneurial potential in the sector. In accordance with the framework under the AgriBEE Charter, various initiatives are envisaged in the nest few years for empowerment strategies to advance the designated groups of women, youth, people with disabilities and labor.
South African agriculture has a strong research and training emphasis. In fiscal 2007, about 160 graduates were interned in the Department of Agriculture and Land Affairs and in agricultural commodity organizations. About 800 emerging farmers received hands-on training in various fields of farm management through the Grootfontein Agricultural Development Institute. Furthermore, some 10,000 persons received commodity-driven mentorship programs and 2,251 farm workers received Adult Basic Training Education and Training. Approximately 41 research and development projects costing R42 million were commissioned in fiscal 2007.
Forestry
There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.
The low natural forest cover led to the development of the commercial forest sector in South Africa over the last 100 years. South Africa has developed one of the largest planted forests in the world. Production from these plantations was valued at almost R4.9 billion in 2005. Together with processed products, the total industry turnover was about R15.4 billion in 2005, including R9.7 billion worth of wood-pulp.
The forest product industry ranks among the top exporting industries in South Africa, having contributed 2.51% to total exports and 1.74% to total imports in 2006. Capital investment in the industry amounted to some R35 billion in 2006.
South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provided unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire climax wooded areas as apposed to evergreen natural forests) areas throughout about 27 million hectares of the country, much of which is managed for game farming or conservation.
The South African forestry industry is no longer dominated by the government-owned South African Forestry Company (SAFCOL) whose main business was forestry, timber harvesting, timber processing and activities related to this industry. SAFCOL has been selling its assets and the sales of four out of five of SAFCOL’s major assets have been concluded. See also “Public Finance — Public Enterprises.”
The forestry industry is also promoting rural development and economic empowerment through a small-grower forestation program. By mid-2004, there were more than 24,000 small emerging timber growers, belonging to formal schemes and a further 5,000 to 10,000 independent growers. The schemes run under the auspices of SAPPI Forests (Project Grow), Mondi Forests (Khulanathi) and the Wattle Growers’ Association. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations. The BBBEE Charter for the forestry sector has been agreed and will be instrumental in achieving the objectives of the scorecard as suggested by the Department of Trade and Industry. The Forestry BBBEE Charter process was launched at the Forestry Indaba in April 2005. There are plans for the establishment of an additional area of 100,000 hectares of plantations in South Africa over a maximum of ten years.
Fishing
South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,000 km on the Indian and Atlantic Oceans. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.4 billion annually and directly employs about 28,000 people while another 60,000 find employ in fish processing, transporting of fish products and boat building employ a further 60,000. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year.
It is estimated that at least 60% of commercial fishing rights have been allocated to historically disadvantaged individuals (HDIs) or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries. South Africa’s industrial fisheries are widely regarded as being among the best managed in the world.
Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.
The primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.
Electricity, Gas and Water
Real value added by the electricity, gas and water sector contracted in the first half of 2008 mainly due to lower production in the electricity subsector. Production in this subsector was adversely affected by unscheduled plant maintenance and logistical problems, which were exacerbated by high rainfall. This had a negative effect on the quantity and quality of coal stockpiles at the power plants operated by Eskom, the country’s power utility.
According to the QLFS, the number of persons employed in this sector was 97,000 as of June 30, 2008.

Electricity
South Africa generates two-thirds of Africa’s electricity. Almost 90% of South Africa’s electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. In April 2006, Eskom approved funds for a feasibility study into the construction of a second conventional nuclear power station and has now officially started commercial negotiations with selected vendors for its proposed nuclear program, which could involve the building of up to 20,000 MW of atomic-energy capacity by 2025. A further 5% is provided by hydro-electric and pumped storage schemes. In South Africa there are few, if any, new economic hydro sites that could be developed to deliver significant amounts of power. Generation is currently dominated by Eskom, the national wholly State-owned utility, which also owns and operates the national electricity grid. Eskom currently supplies about 95% of South Africa’s electricity and is one of the four cheapest electricity producers in the world.
Due to substantial under-capacity and high growth in demand, in early 2008 Eskom faced various power interruptions of variable durations. As a result, Eskom applied for a 60% nominal increase in tariffs citing a substantial increase in primary energy costs. On June 18, 2008 the National Energy Regulator of South Africa (NERSA) approved a 27.5% nominal increase and further indicated that it would consider increases of between 20-25% over the next three years. Eskom has submitted an application for tariff increases over the next three years in line with the second Multi-Year Pricing Determination (MYPD2) process. NERSA is expected to make its decision on the MYPD2 in the first quarter of 2009.
From the beginning of the Electrification Program in 1991 up until the end of March 2008, some 3.6 million homes have been electrified. Eskom was converted into a public company on July 1, 2002. It is financed by net financial market liabilities and assets as well as reserves. In global terms, the utility is among the top 11 in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, Matimba Power Station. In 2004, Eskom announced major plans to expand its generation and transmission capacity to ensure supply for the future. The first step is the reintroduction of three power stations currently not in use. These are Camden in Ermelo, Grootvlei in Balfour, and Komati, between Middelburg and Bethal. Together, these power stations have a combined nominal capacity of 3,800 MW. Six of Camden’s eight units came into operation between July 2005 and March 2008, adding some 1,250 MW to the system. The return to service programs for Grootvlei and Komati are also progressing. The first of the six units of Grootvlei went into commercial operation on March 31, 2008 and added 200MW to the system. Commercial operation for the second unit is planned in late 2008, with the last unit planned to be in commercial operation later in 2009. The first unit of the Komati power is planned for commercial operation during 2009.
In 2005, the Department of Public Enterprises gave decisive impetus to the Pebble-Bed Modular Reactor Project. Negotiations between the Department of Public Enterprises and Eskom are ongoing.
Eskom and the electricity departments of local authorities are subject to regulation by NERSA, which is also mandated, under the National Energy Regulator Act of 2004, to regulate the piped-gas and petroleum pipeline sectors. Prior to the launch of NERSA, in 2005, South Africa’s electricity sector was regulated by the National Electricity Regulator (NER), while the piped-gas and petroleum pipeline sectors were unregulated, although legislation did allow for the creation of regulatory bodies for these sectors. The electricity industry is currently undergoing transformation in the fields of electricity supply, distribution and regulation. In addition, in March 2006 the Electricity Regulation Act 4 of 2006 was passed and to initiate this revised approach, the DME issued a tender for Independent Power Producers (IPPs) to provide for approximately 1,000 MW of new capacity by the end of 2009 and a pre-qualified bidder has been identified. These plants will be diesel fired generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal, will cost approximately R2.6 billion and will be required to provide peaking capacity to the national grid. See also “Public Finance — Public Enterprises — Eskom.”
Gas
Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Ltd. and in Cape Town and Port Elizabeth by smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, evidencing a large increase of gas consumption by commerce and industry since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135,310 billion cubic meters. In addition, in calendar 2007 the Republic of Mozambique Pipeline Investment Company (Pty) Limited was awarded a conditional license by the South Africa’s Energy Regulator to operate a 334 km gas transmission pipeline from Mozambique to South Africa. The pipeline is expected to supply South Africa with at least 120 MGJ per year of natural gas for 25 years.
The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country’s oil and gas opportunities. Nine exploration subleases are active, involving 11 international companies.
Water
South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land, and hundreds of small rivers. South Africa has a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal, which diverts water to Gauteng and other users along the Vaal River; the Riviersonderend-Berg River scheme in the Western Cape; and the Lesotho Highlands Water Project, which provides water to the Vaal River system. During 2004, the Department of Water Affairs announced preliminary plans to build 20 major dams over the next 20 years. In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998.
Between 1994 and March 2008:
•	Basic water infrastructure has been supplied to approximately 18.7 million people;

•	Access to basic water supplies had improved from 59% to 95%;

•	Basic sanitation infrastructure had been provided to over 9.4 million households; and

•	All clinics have been provided with adequate water and sanitation services.
In February 2005 the National Government made a commitment to eradicate the bucket sanitation system that was in use by 252,254 households in formal established areas. In an unprecedented effort involving partnerships with key stakeholders and a massive resource allocation of R1.8 billion through the Municipal Infrastructure Grant, municipalities managed to replace 81% of the buckets by December 2007 with appropriate sanitation. The remaining 19% (49,010) are at advanced stages of construction and will be completed shortly. The challenges to eradicate the bucket system include community expectation to replace buckets with full waterborne systems, insufficient water resources resulting in higher unit costs and the need to construct new or upgrade bulk infrastructure to deal with additional load brought about by additional waterborne sanitation systems.
Just over 1 million households will still remain without access to basic water supplies by end of the 2008. By the end of the current MTEF period (fiscal 2010), this backlog will be reduced to about 870,000 households. It will be possible to supply all people living in existing houses with a basic water supply by 2012. Water to people in informal houses will be provided through an integrated programme driven by the Department of Housing and to be completed by 2015. With regard to provision of free basic water, at least 73% of indigent households and 77% of all households in the country have benefited. The percentage of households with access to piped water increased from 84.5% in 2001 to 88.6% in 2007.
The National Government has realigned its targets for the provision of water sanitation and electricity with eradication of informal settlements with 2014 as a target date for completion.

These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, agricultural irrigation and households.
Construction
Having increased at a robust pace in 2007, growth in real value added by the construction sector maintained a brisk annualized rate of 13.6% in the first half of 2008, primarily due to increased activity in civil construction works. Infrastructure development and non-residential building activity maintained their upward momentum, whereas activity in the subsector for residential buildings leveled off over the period. The relative contribution of the construction sector to gross domestic production increased marginally in the first half of 2008.
According to QES surveys, the construction industry employed 468,360 persons as of June 30, 2008, a modest decline from June 2007.
Building Construction
Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.
Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.
The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.
The National Government and various entities in the construction industry signed the Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 2.3 million houses have been built since 1994 and it has been estimated that a further 2.4 million homes need to be built to overcome the shortage. Over the medium term, a total of R35.8 billion is allocated for housing needs. To improve intergovernmental coordination, systems have been put in place to ensure closer scrutiny of housing delivery and evaluate progress.
Civil Engineering
Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel. This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment.
Investment in civil works continues to grow as the National Government’s R416 billion infrastructure program contributes to the steadily rising gross fixed capital formation ratio. Infrastructure projects related to the 2010 FIFA World Cup and the upgrading and extension of power generation and transport infrastructure will continue to drive growth over the medium term.
Informal Sector of the Economy
Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.
The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8%-10% in recent years. This sector employed approximately 2.3 million people (including agriculture and domestic service) and, as of June 30, 2008, accounted for 53.7% of all jobs among employed men and 46.3% of all jobs among employed women.
Employment and Trade Unions
Employment
Employment statistics collected within South Africa vary depending on the sources from which the relevant information is derived (as evident from the employment statistics contained in “— Principal Sectors of the Economy” above). Possible reasons for variations include differing sample sizes, sample frames, survey scopes, survey periods, collection methods and classifications.
The QES provides statistics on non-agricultural formal employment by sector on a quarterly basis. The QES survey replaces the Survey of Employment and Earnings (SEE), which was discontinued in June 2005. The SEE covered both employing and non-employing VAT-registered businesses with an annual turnover of R300,000 or more. The QES survey covers employing enterprises registered for income tax (IT). This results in better coverage of small businesses that were not necessarily registered for VAT. The QLFS samples households and estimates all employment, including agriculture and informal activities. Labor market information in the Quarterly Bulletin of the SARB is based on the SEE and QES.
According to the June 2008 QLFS, the total number of employed South Africans is approximately 13.7 million, an increase of 11% from June 2007. The largest source of employment by industry in the combined formal and informal sectors was the trade industry (22.6%) followed by the community and personal services industry (19.2%). Other significant employers were manufacturing (14.3%), financial intermediation (12.3%), private households or domestic work (8.6%) and agriculture (5.7%).
Employment creation remains a critical policy challenge of the National Government. Unemployment, as measured by the QLFS, increased from less than 20% in 1996 to 27.8% in March 2004, and decreased slightly to 26.5% in March 2005. In recent years unemployment has improved, decreasing to 25.5% in March 2007 and to 23.1% in June 2008. It is estimated that 27% of economically active Blacks were unemployed as of June 30, 2008. By contrast, unemployment among economically active Whites was estimated to be 4.6% as of June 30, 2008. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.
The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed persons for the periods indicated.

	For the year ended December 31,
	2003	2004	2005	2006	2007	2008
Employment (% change on prior year)
Public Sector(1)	1.2	1.0	2.8	2.8	3.7	1.5	(4)
Private Sector(1)	(2.3)	2.5	0.6	3.0	2.4	5.0	(4)
Total	(1.6)	2.1	1.1	2.9	2.7	0.5	(4)
Official Unemployed(2) (%)	31.2	27.9	26.5	25.5	23.0	23.1	(3)

Notes:—

(1)	Data includes employment in sectors of former TBVC states.

(2)	Labor Force Survey (LFS). Defined as those members of the economically active population who (i) did not work during the preceding four days, (ii) want to work, (iii) are available to start work during the following seven days and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks measured as at September of each year.

(3)	QLFS as of June 2008.

(4)	QES as of June 2008.
Source: SARB.
As of June 30, 2008, the highest provincial unemployment rate was 30.6%, which occurred in the Limpopo Province, while the lowest provincial unemployment rate was 19.1%, which occurred in the Western Cape Province. As of June 30, 2008, less than 14.0% of the economically active population had tertiary qualifications.
Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act of 1999 created a levy administered by the commissioner for the South African Revenue Service. The Skills Development Levies Act requires employers to pay a levy equal to 1% of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities (SETAs) and 20% will go to fund the National Skills Fund to fund special training needs. Employers get some of the money back from SETAs as a refund if they train their workers. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity or an employer whose total pay to all its workers is less than R250,000 per year.
South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government must also ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.
Minimum wages have been set by the National Government for workers in various industries. Approximately one million wholesale and retail trade workers received coverage in February 2003 and, in March 2003, minimum wages were extended to roughly 800,000 farm workers. Minimum wages for farm workers are R1,041 per month. Minimum monthly wage for domestic workers working more than 27 hours a week for the period December 1, 2006 to November 30, 2007 is R1,066.83 for those employed in urban areas and R865.54 for those employed in rural areas. From December 1, 2007 to November 30, 2008, the minimum wage rate for domestic workers will be that worker’s previous minimum wage plus CPIX plus 2%. Minimum wages for the taxi industry range from R726.40 to R1038.40 depending on occupation. The Department of Labour is currently reviewing the minimum wage for taxi drivers.
The National Government has made education a key area of intervention in expanding the employment base.
By mid-calendar 2007, the South African public education system had 12.3 million students, 387,000 educators, 26,592 schools, 2,278 Adult Basic and Education Training centers and 4,800 Early Childhood Development centers. Of the 26,592 schools, 1,000 were independent schools, 400 were special needs schools and the rest were ordinary schools. Of all the schools, 6,000 were secondary and the rest were primary.
The Further Education and Training (FET) and Higher Education and Training (HET) Sectors went through a major cutback that reduced the overall number of institutions. Currently, there are

23 HET institutions in South Africa and 50 FET institutions, down from a total of 152 in the previous year. In 2005, 737,472 South Africans were attending South African institutions of higher learning.
The total provincial budgetary allocation for education increased from R71.4 billion in fiscal 2004 to R95.5 billion in fiscal 2007. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. In addition, provincial education departments have put aside a total of R7.9 billion in fiscal 2007 for goods and services, which include learner support materials. Because the delivery of education is personnel intensive, spending on compensation represents 79.3% of total expenditure. Compensation is set to increase at 8% annually from R49.7 billion in fiscal 2004 to R62.6 billion in fiscal 2007. In addition, provincial education departments have put aside a total of R12.1 billion in fiscal 2008 for goods and services, which include learner support materials. Because the delivery of education is personnel intensive, spending on compensation represents 76.1% of total expenditure. Compensation is set to increase at 10.9% annually from R58.2 billion in fiscal 2005 to R79.3 billion in fiscal 2008.
The key areas of South Africa’s overall growth strategy, AsgiSA, require skilled personnel in the areas of engineering, science and technology. The two subjects required for admission into these fields at the tertiary level are mathematics and science. In lower grade levels, the number of students with passing scores in science has increased slightly from 73,667 in calendar 2005 to 81,151 in calendar 2006 but in higher grades, the number of students with passing scores in mathematics and science has declined. Therefore, there is a need for more students in higher grades to achieve passing scores, particularly if South Africa is to achieve the growth and development targets of AsgiSA.
In March 2006, the Deputy President launched the joint initiative on priority skills acquisition, which focuses in attracting and retaining scarce and critical skills. This initiative will support the alignment of higher education institutions in their work in producing graduates that can meet the needs of public and private sector employers.
Over the medium and long term, labor productivity is expected to suffer as the effect of HIV and AIDS- related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits, replacement and training.
In an attempt to address the challenges facing the labor market, in particular youth unemployment, the South African Government announced an investigation into the efficiency of the labor market. Greater flexibility in appointing and retrenching inexperienced younger workers is likely to be investigated. A comprehensive public works program was implemented in April 2004, the main thrust of which was the investment in the physical infrastructure while simultaneously creating jobs and providing training opportunities. The program aims to create more than one million temporary jobs over the next ten years.
The cost of labor per unit of output in the manufacturing sector increased by 1.7% in calendar 2007, which was a material change from growth of 1.1% in calendar 2005. Subsequently, growth in the nominal unit labor cost in the manufacturing sector has slowed to 1.5% in the second quarter of 2008.
Following the slowdown in labor productivity growth, nominal unit labor costs in the total non-agricultural sectors of the economy increased somewhat. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 4.7% in calendar 2006 and 4.1% in calendar 2007, while the year-on-year rate of increase rose to 10.5% in the second quarter of 2008.
Trade Unions and Labor Disputes
The number of registered trade unions has increased from 248 in the mid-1990’s to about 500 in calendar 2004, with membership increasing from 2.7 million in calendar 1995 to more than 3 million in calendar 2007. According to the LFS, as at March 2008, of the approximately 13 million employed South Africans, about 7.3 million did not belong to registered or unregistered trade unions.
Most trade unions in South Africa are organized in federations, of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 19 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.
The Labour Relations Act of 1995 (Labour Relations Act) prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration (CCMA) and through the creation of a Labour Court, comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act. The CCMA is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. From November 1996 until January 2007, the CCMA processed approximately 1,069,400 labor disputes.
Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.
Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.
The following table sets forth the number of man-days lost as a result of strikes and work stoppages for the periods indicated.
Man-Days Lost to Strikes and Work Stoppages(1)

Number of
Year	Man-Days Lost
2003	700,000
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008(1)	607,000

Note:—

(1)	Up to the end of September 2008.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

Wage increases demanded by trade unions were generally driven by inflation and above wage increases offered by employers in the first six months of 2008. Industrial action in calendar 2007 exceeded the previous high of calendar 1987 when labor action was more strongly focused on political rather than economic goals and 9 million workdays were lost in the year. In the first nine months of 2008 there was less industrial action than in the four previous years. The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.
Benefits
Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.
Prices and Wages
Consumer prices rose by 5.7% in calendar 2001 and by 9.2% in calendar 2002, due in part to the depreciation of the Rand and rising food and fuel prices. However, with the appreciation of the Rand in calendar 2003 inflation moderated, with the overall CPIX averaging 3.9% in calendar 2005. In calendar 2006, price pressures that emerged in the previous year escalated and CPIX deteriorated marginally to 4.6%. Similarly, since the beginning of 2007 the build up in prices has become broader based, driven primarily by food and petrol price inflation. In August 2008, inflation reached 13.6%. This acceleration in inflation was due primarily to the increase in the domestic prices of petrol, which was a result of the higher prices of imported crude oil, and higher food prices. Risks continue to remain, particularly in respect of food prices, oil prices, administrative prices (electricity and assessment rate price hikes) and the exchange rate, and the CPIX has remained outside of the SARB’s target range of 3-6% for 18 consecutive months to August 2008.
The producer price index (PPI) increased from 9.0% in November 2007 to 19.1% in August 2008. Thereafter, the PPI increased sharply to 10% in November 2006. The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy rose by 6.7% in 2007 and by 12.7% in the 12 months ended June 30, 2008. Average real remuneration per worker decreased 1.4% in 2007 and rebounded to 0.7% in the 12 months ended June 30, 2008. Bargaining council agreements and wage settlements are expected again to lead to nominal remuneration increases above inflation in 2008 indicated by the January to June 2008 wage settlements of 8.3%.
Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy accelerated from a year-on-year rate of 7% in the third quarter of 2007 to 12.7% in the second quarter of 2008. This trend was substantiated by the Automated Clearing Bureau (ACB) system for salaries, wages and pensions deposited into the bank accounts of about five million salaried and retired workers. The ACB system indicated a year-on-year growth rate of 11.7% in the third quarter of 2006 which moderated to 7.3% in the first quarter of 2007.
Year-on-year growth in nominal remuneration per worker in the public sector outpaced that in the private sector in the second quarter of 2008. Growth in average remuneration per worker in the private sector slowed to a year-on-year rate of 11.4%, while growth in public-sector remuneration decreased to 15.8% over the period. However, within the private sector, exceptionally high growth rates were noted in the non-gold mining sector (33.3%) and construction sector (17.8%). In the public sector, the highest year-on-year remuneration increases were noted in public transport and communication (26.2%), provincial government departments (14.2%) and National Government departments (19.2%).
According to Andrew Levy Employment Publications, the average rate of wage settlements amounted to 7.3% in 2007, rising to 8.3% in the first half of 2008. Settlements ranged from 6.5% in the health and education sectors to 12% in the retail sector. On average, initial management offers ranged from 4% to 12% and averaged 6.3% compared with the June 2007 average of 4.8%. Wage demands by trade unions ranged from 6.1% to 35% and averaged 17%.  This compares with an average of 14.2% in June 2007. In recent quarters, output growth in the economy outpaced employment gains. This led to acceleration in economy wide labor productivity growth from a year-on-year rate of 2.0% in the second quarter of 2008 from 2.8% in the first quarter 2007. Largely on account of the significant moderation in growth in total salaries and wages in the second quarter of 2008, the year-on-year rate of increase in nominal unit labor cost decreased from 5.3% in the fourth quarter of 2006 to 2.2% in the first quarter of 2007.
The following table sets forth prices and wages information for the periods indicated.
Prices and Wages

	For the year ended December 31,
						2008
	2003	2004	2005	2006	2007	(August)
Consumer Prices(1):	122.1	123.8	128.0	133.9	143.8	165.0
Percentage change from prior year	5.8%	1.4%	3.4%	4.7%	7.1%	13.7%
Production Prices(1)	124.8	127.7	132.4	142.6	158.2	193.5
Percentage change from prior year	2.3%	2.3%	3.6%	7.7%	10.9%	19.1%
Salary and wages:
At current prices	8.4%	9.1%	7.1%	7.5%	6.7%	12.3	%(3)
At constant prices(2)	3.6%	4.2%	2.1%	1.1%	(1.4%)	3.1	%(3)

Notes:—

(1) 2000 = 100.

(2) The deflator used in the consumer price index is based on 2000 = 100.

(3) At the end of the first quarter 2008.

MONETARY AND FINANCIAL SYSTEM
The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.
South African Reserve Bank
The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The SARB’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.
Unlike many other central banks, shares in the SARB are held privately, with none held by the National Government. The SARB’s share capital was quoted on the JSE Limited from its inception in 1921 until May 2002, when it was de-listed, and is currently held by approximately 630 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.
The SARB is managed by a 14-member board of directors. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the SARB’s shareholders, four of whom represent the interests of commerce and finance, two of whom represent industry and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling 8 of the 15 effective votes to the board of directors of the SARB.
Monetary Policy
The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.
In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%. Since mid-2006 there has been a significant change in the SARB’s stance on monetary policy. Having remained unchanged since mid-April 2005 when the repurchase rate was reduced to 7% per annum, the deterioration in the perceived medium to long-term risks to the inflation outlook resulted in the Monetary Policy Committee (MPC) raising the repurchase rate by 50 basis points at its June 2006 meeting. This was followed by successive 50 basis point increases at the August, October and December 2006 meetings, as the MPC sought to ensure that the monetary policy stance remained consistent with the achievement of the inflation target. In 2007, after pausing in February and April, the repo rate was raised by 50 basis points at each of the June, August, October and December MPC meetings. In 2008, after pausing in January, the repurchase rate was raised by 50 basis points at both the April and June MPC meetings. The MPC paused again in August 2008; the cumulative increase in the repurchase rate since June 2006 is 5 percentage points.
In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.
Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.
During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.
However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.
Before the introduction of the changes to the SARB’s refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels towards the middle of the month.

In order to square off the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.
Following the squaring off of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.
The outstanding amount of interest-bearing instruments utilized by the SARB was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.
The outstanding amount of South African Government bonds in the SARB monetary policy portfolio steadily declined over the years to reach R7.6 billion during the second quarter of 2008. This followed an agreement between the National Treasury and the SARB on October 20, 2003 which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.
The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.
Repurchase Transaction Rate

2007	(%)

January	9.0
February	9.0
March	9.0
April	9.0
May	9.0
June	9.5
July	9.5
August	10.0
September	10.0
October	10.5
November	10.5
December	11.0

2008	(%)

January	11.0
February	11.0
March	11.0
April	11.5
May	11.5
June	12.0
July	12.0
August	12.0
September	12.0
October	12.0
November	12.0

Source: SARB.

With effect from May 23, 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. The securities which have been added consist of a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa (BESA) excluding those issued by commercial banks. However, the added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral.
Additional securities accepted in repurchase auctions
Rand denominated

Assets previously and still included as eligible collateral	Assets which have been added from May 23, 2007
Government bonds	Development Bank of Southern Africa (DV07)

Land Bank bills	Eskom Holdings Limited (ES09, E170, ES33)

Separate trading of registered interest and principal of securities (STRIPS)	SA National Roads Agency (SZ25)

SARB debentures	Transnet Limited (T011)

Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.
The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.
Money Supply

						As of
	As of December 31,					July 31,
	2003	2004	2005	2006	2007	2008
			(millions of Rand)
Coin and banknotes in circulation	33,715	39,080	43,419	49,951	53,606	52,132
Check and transmission deposits	185,240	205,378	248,533	288,041	347,040	341,597
Total: M1A(1)	218,955	244,458	291,952	337,992	400,646	393,729
Other demand deposits(2)	168,833	177,036	211,101	267,687	338,412	326,770
Total: M1(3)	387,788	421,494	503,053	605,679	739,058	720,498
Other short and medium-term deposits(4)	345,665	397,245	460,463	551,163	658,008	749,618
Total: M2(5)	733,453	818,739	963,516	1,156,842	1,397,066	1,470,117
Long-term deposits(6)	74,594	95,410	137,615	192,450	271,255	368,495
Total: M3(7)	808,047	914,149	1,101,131	1,349,293	1,668,320	1,838,612

Notes:— Numbers may not total due to rounding.

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the South African Post Office).

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.

Source: SARB.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.
The Basel II capital-adequacy framework and the accompanying new regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited.
Broad money supply (M3) continued to expand strongly, consistently registering annualized growth rates in excess of 20% during the first six months of 2008, before moderating to 18.5% in July. The robust growth in M3 was mainly due to strong growth in economic activity and rising price levels. Elevated levels of risk aversion in financial markets and attractive returns on monetary assets relative to other assets also caused some re-intermediation. However, the prolonged tightening phase in monetary policy from June 2006 already played a moderating role in the growth rate of the monetary aggregates, partly through the effects of a slowdown in asset prices. The narrower monetary aggregates displayed growth rates similar to that of M3.
Financial System Stability
In calendar 1999 the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.
A cross-sectoral body was created in calendar 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.
Regulation of the Financial Sector
The South African financial sector has two main regulatory authorities, namely the Financial Services Board (FSB) and the SARB. These authorities apply international regulatory and supervisory standards to promote the soundness of the financial system of South Africa as a whole.
The SARB is responsible for the regulation and supervision of banks. The Basel Committee on Banking Supervision’s amended Core Principles for Effective Banking Supervision and its revised Capital Framework (Basel II) have been incorporated into the SARB’s regulatory and supervisory framework.
The FSB is responsible for the regulation and supervision of the insurance and pension fund industries, as well as financial intermediaries. The FSB also performs an oversight function in respect of capital markets.
South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards adopted by the International Organization of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation, such as the Financial Services Board Act and the Financial Markets Control Act.
Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.
The Office of the Registrar of Companies falls under the supervision of the DTI and is responsible for administering the Companies Act of 1973. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.
Recent legislative and regulatory initiatives include the following:
•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicious transactions, improved client identification and verification, and record-keeping requirements.

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements on financial service providers, advisors and intermediaries. The Act requires the approval of financial service providers, key personnel and compliance officers by the Financial Services Board’s registrar and requires the disclosure of advisors’ actual or potential interests, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Since 2005, the South African Accounting Statements have been aligned with International Financial Reporting Standards, which also includes International Accounting Standards issued by the International Accounting Standards Board. South African Statements of Generally Accepted Accounting Practices have been reissued, where necessary, to reflect the International Accounting Standards. JSE-listed companies are also permitted to publish their accounts in accordance with International Financial Reporting Standards.

•	The Prevention and Combating of Corrupt Activities Act of 2004 was enacted to prevent and combat corruption and corrupt activities. Measures employed to achieve this include establishing a broad general offense of corruption and providing for the extraterritorial application of the Act.

•	At the end of 2004, Parliament passed the Financial Services Ombud Scheme Act of 2004. The Act aims at protecting consumers of financial services by expanding and strengthening ombud scheme arrangements designed to resolve complaints either resulting from non-compliance with the provisions of the Financial Advisory and Intermediary Services Act or relating to claims that a financial service provider willfully or negligently rendered an unfair financial service to a client.

•	The Securities Services Act of 2004 came into force on February 1, 2005 and replaces the Stock Exchanges Control Act of 1985, the Financial Markets Control Act of 1989, the Custody and Administration of Securities Act of 1992 and the Insider Trading Act of 1998. The objective of the Act is to reduce systemic risk and ensure a fair, efficient and secure means of securities trading in South Africa’s capital markets in accordance with international regulatory standards. Under the Act, the JSE and the BESA will continue to operate as self-regulating organizations but are obliged to comply with the requirements of the Act with regard to the making of rules and the enforcement thereof. The Securities Services Act also facilitated the demutualization of the JSE to become a public unlisted company known as JSE Limited from July 1, 2005.

•	The Cooperative Banks Act of 2007, aimed at providing banking services to a broader segment of the population, governs the regulation and supervision of cooperative banks. The effective date for implementation of this Act was August 15, 2008. In addition, the Dedicated Banks Bill, intended to increase competition as regards savings accounts and affordable banking services, is currently being considered by Parliament.

•	The Auditing Profession Act, No. 26 of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors.

•	The amended Banks Act, incorporating the Basel II Capital Framework and the revised Core Principles for Effective Banking Supervision, became effective on January 1, 2008.

•	Since the publication of the South African National Payment System (NPS) Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010.

•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidated fragmented legislation, introduced broad consumer rights, increased rules and procedures pertaining to the activities of credit providers and created a National Credit Regulator to administer and regulate the credit industry.

•	In May 2006, the Corporate Laws Amendment Bill was tabled in parliament. Proposals include, inter alia, financial reporting by “public interest companies” to be in line with the international standards adopted from time to time by the International Accounting Standards Board and the removal of the current prohibition on companies to provide financial assistance for the acquisition of their own shares. The latter would, amongst other benefits, enable financially strong companies to offer assistance for the purchase of their own shares to accommodate BBBEE transactions. The Bill was successfully passed in October 2007 and the Corporate Laws Amendment Act came into effect on December 14, 2007.

•	The JSE demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies.

•	The Department of Trade and Industry is in the process of reviewing the corporate laws in South Africa. The aim of this review is to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The second draft of the Companies Bill was made available for public comment in 2007. On October 23, 2008, the Bill, subject to proposed amendments, was passed by the National Council of Provinces and returned to the National Assembly for consideration of the proposed amendments.

•	From March 1, 2007, the Retirement Fund Tax on interest and rental income was abolished. The tax rules applicable to lump sum amounts withdrawn from retirement funds have also been streamlined and simplified. In a bid to standardize the tax treatment of contributions to pension, provident and retirement annuity funds and to also simplify matters and reduce costs, regulatory requirements contained in the Income Tax Act and related regulatory notes will be moved to the Pension Funds Act.

•	Further proposals for legislative amendments were the Transnet Pension Fund Amendment Bill of 2006 and the Pension Funds Amendment Bill of 2007. The former seeks to redefine some aspects of the Act and rename the institution overseeing the Transport Pension Fund. The Pension Funds Amendment Bill seeks, among other things, to clarify and redefine certain aspects of the Act as well as the powers and functions of the Pension Funds Adjudicator. The regulatory powers of the Registrar of Pension Funds will also be extended. This Bill is one of several reforms and developments needed to pave a way for the proposed Social Security Scheme as announced by the Minister of Finance in the 2007-2008 Budget.
Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB.
Structure of the Banking Industry
At the end of July 2008, 20 banks, two mutual banks and 14 local branches of foreign banks were registered with the Office of the Registrar of Banks. Furthermore, 44 foreign banks had authorized representative offices in South Africa. At the end of June 2008, banking institutions collectively employed 135,500 workers.
The five largest banking groups dominating the South African banking sector are ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. and Investec Bank Ltd. As of July 30, 2008, these groups held approximately 90% of the total banking sector assets. The four largest banks, excluding Investec Bank Ltd., offer a wide range of services to both individual and corporate customers at branches across all nine provinces.
In addition to the banks, local branches of foreign banks and mutual banks, banking services are provided through the Postbank, a division of the South African Post Office regulated through the Department of Communications. The Postbank receives deposits from, but does not provide credit to, the public.
During the first half of 2008, the South African banking system remained stable, and, in general, banks were sound. The capital adequacy ratio for the banking sector remained well above the 9.8% average minimum requirement, reaching 12.7% at the end of July 2008, compared to 12.2% in July 2007.
Total banking sector assets increased from R2,361 billion at the end of July 2007 to R2,898 billion at the end of July 2008, representing an annual growth rate of 22.7%. Total loans and advances represented 77.3% of total assets at the end of July 2008.
At the end of July 2008, the return on equity and return on assets ratios amounted to 17.0% and 1.2%, respectively. The efficiency ratio of the banking sector equaled 52.5% at the end of July 2008.
From the beginning of 2007, the quality of banking sector assets has deteriorated as a result of the cumulative 500 basis points increase in interest rates since 2006, higher inflation and a general downturn in economic conditions. During 2008, impaired advances (advances against which a specific impairment has been raised) increased from R44.4 billion at the end of January 2008 to R60.7 billion at the end of July 2008.
Financial Sector Charter
In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to Blacks and by directing investment into targeted areas in the economy.
The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensuring that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country’s four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank — as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low-income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine (ATM) within no more than 10 kilometers of each South African’s home. Since the inception of the Mzansi initiative, more than 3 million South Africans have gained access to banking services. Through this initiative, by the end of 2007, 79.6% of the population had access to transaction savings products and services and 79.3% had access to banking savings products and services.
In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. In March 2008, the South African Banking Association stated its belief that by the end of 2008 over R52 billion in housing finance loans would be extended.
One of the principal sector transformation goals of the Financial Sector Charter relates to ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010. As at the end of 2007, the average direct ownership percentage of previously disadvantaged South Africans was 18.8%.
Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R54 billion through BBBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.
Credit Allocation
Growth in total banking sector loans and advances extended to the private sector by the banking sector slowed in the first seven months of 2008, as lending and borrowing conditions became unfavorable. Tightening in monetary policy increased the debt-service costs for an already indebted private sector. Lending standards for the household sector were raised in accordance with the National Credit Act, while recently, household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. The consumers’ purchasing power was also eroded by inflation. The deteriorating economic climate was evident in weakening business and consumer confidence. Other loans and advances, which are mainly dominated by the corporate sector, increased significantly during the first seven months of 2008 and surpassed asset-backed credit to account for 56% of the overall increase in total loans and advances.
Growth in total banking sector loans and advances slowed over the past two years as a result of a cumulative 500 basis points increase in interest rates since the beginning of 2006.
Percentage distribution of asset classes

Percentage distribution of on-
and off-balance sheet assets
%
Corporate exposure	33.1
Public sector entities	1.3
Local government and municipalities	0.1
Sovereign (including central government and central bank)	5.0
Banks	17.0
Securities firms	1.6

Percentage distribution of on-
and off-balance sheet assets
%
Retail exposure	39.2
Securitization exposure	2.7

Source: SARB.
Annual growth in total loans and advances continued to moderate to 23.6% in March 2008 and moderated to 20.8% in July. Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.
The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.
The following table sets out a sector classification of total loans and advances at the end of July 2008.
Bank Credit as of July 31, 2008

	Amount	Percentage of
	(Rand millions)	total credit (%)
Agriculture, hunting, forestry and fishing	30,165	1.5
Mining and quarrying	42,200	2.1
Manufacturing	85,548	4.3
Construction	22,947	0.4
Electricity, gas and water supply	8,652	1.2
Wholesale and retail trade, repair of specified items, hotels and restaurants	95,364	4.8
Transport storage and communication	52,296	2.7
Financial intermediation and insurance	325,170	16.5
Real estate and business services	171,684	8.7
Community, social and personal services	83,202	4.2
Private households	960,843	48.6
Other	98,355	5.0
Total	1,976,427	100.0

Source: SARB.
Capital Markets
The JSE was established 120 years ago and is the nation’s primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE.
The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system (JSE SETS) and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In calendar 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connect to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa.
In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The new market, named AltX, opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of September 2008, 77 companies were listed on the AltX exchange with a market capitalization of R22 billion.
The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a financial derivatives division and an agricultural products division. In February 2005, the JSE launched Yield-X which is the platform for trading all interest rate-related products and currency products. Since the inception of Yield-X, the JSE’s debt instrument exchange, the JSE comprises of four markets: the Main Board; the AltX; the Yield-X; and SAFEX (equity derivative and agricultural derivative markets).
Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE.
Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.
Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.
The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.
JSE

					As of
	As of December 31,				September 30,
	2003	2004	2005	2006	2007	2008

Market capitalization(1)	1,787.2	2,566.4	3,586.1	5,041.5	5,696.8	4,557.8
Trading volume(2)	43,053	45,438	54,510	74,487	70,870	60,919
Trading values(3)	752,249	1,031,207	1,278,690	2,121,500	2,980,129	2,511,916
Listed companies(4)	426	404	388	400	422	426	(5)

Notes:—

(1)	In billions of Rand at end of period.

(2)	In millions of shares traded.

(3)	In millions of Rand.

(4)	Actual figures at the end of period.

(5)	At the end of August 2008.
According to the World Federation of Exchanges, the JSE was the 19th largest stock exchange in the world, in terms of market capitalization, as of the end of July 2008.
The market capitalization of the JSE at the end of September 2008 was R6,557.8 billion. In the first eight months of 2008, the total value of share capital raised by companies listed on the JSE was R58.0 billion, a decline of R37.2 billion compared to the first eight months of 2007. Turnover of shares listed on the JSE amounted to approximately R3,000 billion in 2007 and R2,511.9 billion in the first nine months of 2008 (55% of market capitalization as at September 30, 2008).

A number of foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American and Old Mutual. Other companies that maintain a secondary listing on the JSE include Aquarius Platinum, BHP Billiton, Richemont Securities, Bicc Cafca, Dimension Data Holdings, Hwange Colliery, Brait SA, Halogen Holdings, Investec, Liberty International, London Finance and Investment Group, Lonmin, Lonrho Africa, Marshall Monteagle Holdings, Oando, SABMiller, First Uranium Corporation, Tawana Resources, Teal Exploration and Mining, African Eagle Resources Limited, Anooraq Resources Corporation, Conafex Holding Societé Anonyme, Mondi PLC, Pan Africa Resources Limited, Eastern Platinum Limited, Great Basin Gold Limited, IPSA Group PLC, Jubilee Platinum PLC, Uranium One Inc., Braemore Resources, BRC Diamondcore Limited, Central Rand Gold Limited, Coal of Africa Limited, Diamondcorp, Kiwara and Rockwell Diamonds Inc.
Non-residents of South Africa made net sales of shares of R21.0 billion in the first nine months of 2008, as compared to net purchases of R63.3 billion in 2007. On average, non-resident participation in the JSE has accounted for 21% of the value of all shares traded in 2008 thus far. Annualized liquidity on the JSE increased from 35.6% in 2000 to 83.9% in September 2008 and the closing value of the All Share price index on the JSE declined by 20% from the end of September 2007 to the end of September 2008. Since 1999, 509 companies have delisted from the JSE compared with only 267 new listings during the same period.
The main index charting the performance of the JSE is the FTSE/JSE Africa All Share Index which represents 99% of the exchange. At September30, 2008, the FTSE/JSE All Share Index included 165 companies and accounted for approximately 74% of the market capitalization of the JSE. At August 31, 2008, the 10 largest companies by market capitalization represented approximately 47% of total market capitalization. The JSE launched four indices in calendar 2007, namely (1) the FTSE/JSE International Benchmark Index, designed for South Africans to get exposure to international markets excluding all dual-listed South African companies; (2) the FTSE/JSE Rafi 40, based on company fundamentals to weight constituents as opposed to market capitalization; (3) the FTSE/JSE AltX 15, incorporating the 15 top companies on AltX ranked by market capitalization; and (4) the FTSE/JSE Shariah all-share index created for the Islamic community.
BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in calendar 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared and immobilized through Share Transaction Totally Electronic Ltd. (STRATE), an electronic clearing and settlement system. In October 2007, BESA seat holders voted for demutualization and conversion from a mutual association to a public company. In the process, the exchange was renamed the Bond Exchange of South Africa Limited in December 2007.
The nominal value of turnover in the bond market in the nine months to September 2008 was approximately R14,700 billion. The turnover on BESA in calendar 2007 was R13,861 billion compared with R11,449 billion in 2006 and R98,100 billion in 2005. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.
Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, known as the SAFEX prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. SAFEX introduced commodity futures in South Africa in July 1995, Rand-dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007 the JSE (via Yield-X) began trading in foreign currency derivatives.
In the first nine months of 2008, trading activity in the financial derivatives market remained robust due to bullish underlying share market conditions. Although single-stock futures accounted for only 8% of total turnover by value in the first nine months of 2008, they accounted for 87% of total number of contracts traded. Turnover in commodity futures and options increased by 42% in the nine months to September 2008, as local grain prices rose sharply due to supply constraints globally. Turnover in warrants increased by 25% over the same period. Turnover in derivatives on the JSE for the first nine months of 2008 is indicated in the accompanying table.
Derivatives turnover on the JSE, January to September 2008

	Change over one year
	R billions	Percentage

Financial futures and options on futures	4,070	18%
Warrants	3	(25)%
Agricultural commodity futures and options	291	42%
Interest rate derivatives	78	156%
Exchange Controls
The SARB, on behalf of the Minister of Finance, administers South Africa’s exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the financial Rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. Although the financial Rand system served South Africa well during the years of the country’s economic isolation, it had many disadvantages and, in the period since the end of this economic isolation, it had served to discourage new foreign investment in the country. In March 1995, the National Government abolished the financial Rand system and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.
Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions are gradually being eased so as to foster macroeconomic stability, a stronger balance of payments and financial sector development.
The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents. Private individuals may invest up to R2 million for any purpose outside the Common Monetary Area (CMA) (consisting of South Africa, Lesotho and Swaziland), provided that the individual is over the age of 18 years and a registered tax payer in good standing. South African private individuals are able to invest, without restriction, in approved inward listed instruments on South African exchanges. Certain restrictions were, however, imposed on foreign investment by South African residents and corporates. With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. African corporates are allowed to retain foreign dividends offshore. Nevertheless, application to the SARB’s Exchange Control Department for prior approval of a foreign investment is still required. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The SARB reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.
Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as long term insurance companies, pension funds and unit trusts would be allowed, with prior approval from the SARB, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001 and funds within limits may be externalized as described below.
Authorized dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. Since calendar 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.
Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in mid-1997. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and local authorized dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, the National Government announced that South African companies would be permitted to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account for 180 days from the date of credit to the account.
Retirement funds and long-term insurers registered as institutional investors for exchange control purposes were then permitted, with prior SARB approval, to invest up to 15% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers were permitted to invest up to 25% of their total retail assets in foreign assets.
In his 2003 Budget speech, the Minister of Finance announced an exchange control amnesty program which allowed South African residents to declare both illegal and legal foreign assets, subject to an appropriate levy if the applicant repatriates the assets (5% levy) or if they decide to keep them offshore (10% levy). 42,679 applications were received and adjudicated by the amnesty unit. The amnesty unit was successfully concluded in 2006, with R2.9 billion of revenue raised and a total of at least R68 billion of assets declared. See “Public Finance — Taxation.”
In February 2004, the permitted level of local borrowings by operations owned or controlled by non-residents was increased from 100% to 300% where 75% or more of the operation is non-resident owned.
In calendar 2006, the individual allowance was increased from R750,000 to R2 million per person. Linked to this relaxation, emigrants can now transfer out of South Africa R2 million per single person and R4 million per family unit, with the prior approval of the SARB. Further, emigrants can exit funds above R2 million (individual) and R4 million (family), subject to an exiting schedule and an exit levy of 10% of the additional amount transferred. In accordance with the 2008-2009 Budget, a single R500,000 per year discretionary allowance for the purposes of travel, gifts, donations to missionaries and maintenance is now applicable in respect of private individuals.
Also in calendar 2006, the Minister of Finance lowered the threshold for outward foreign direct investment in Africa from controlling interest (50%+1 of equity) to significant interest (25%). The threshold for outward foreign direct investment outside of Africa remains at 50%+1 of equity (i.e., a controlling interest).
In calendar 2007, the exchange control requirement that South African companies must obtain a majority (i.e. 50%+1) shareholding in foreign entities and/or projects outside of Africa, was replaced with the requirement that a shareholding of at least 25% be obtained.
South African companies involved in international trade are now permitted to operate a single customer foreign currency (CFC) account for both the trade and services and it can use it for a wider variety of permissible transactions. This will reduce the transaction costs associated with multi CFC accounts and their restricted use.

Foreign companies, governments and institutions were permitted to list equity and bond instruments on South Africa’s securities exchanges. See “—Capital Markets” above. Furthermore, South African private individuals are now permitted to invest without restrictions in approved inward listed instruments on South African exchanges.
In the Budget Speech of 2008, the Minister announced further significant reforms of exchange controls. These changes herald a shift in the regulatory regime from control measures to prudential regulation.
The pre-approval process for foreign direct investment for transactions totaling less than R50 million per company per year was removed. Authorized Dealers now administer the directives and guidelines on these types of investments. The exchange control requirement that a shareholding of at least 25% should be obtained when investing in a foreign entity was replaced with the requirement that at least 10% of the foreign-target entity’s voting rights must be acquired. Where the total cost of foreign direct investment exceeds R50 million per company per calendar year, an application must be submitted before the investment is made.
The pre-application process for portfolio investments has been replaced with a system of quarterly reporting and monitoring of foreign exposures. Pension funds and underwritten policies of long-term insurers may increase their foreign exposures from 15% to 20%. Collective investment schemes, investment managers and the investment-linked business of long-term insurers may increase their foreign exposures from 20% to 30% of total retail assets. These institutional investors are allowed an additional exposure of 5% for portfolio investments in Africa.
The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE and the BESA, including participation in the rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure, since they are now permitted to participate in the rand futures market on the JSE without restrictions. These changes allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation is also extended to investment in inward-listed (foreign) instruments on the JSE and BESA.
Gold and Foreign Exchange Contingency Reserve Account
The Gold and Foreign Exchange Contingency Reserve Account (GFECRA) in the books of the SARB reflects the rand currency and gold price valuation profits and losses on all transactions which the SARB had entered into in terms of the SARB Act on behalf of the National Treasury (NT). The GFECRA comprises credit and debit balances on three different accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).
The GPAA reflects any valuation profit or loss on the gold held by the SARB. The FEAA account reflects any profit or loss on assets of the SARB-denominated in currencies other than the Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets. Since calendar 1997, the SARB has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.
The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments.
Private banking institutions were encouraged to develop an active and efficient forward foreign exchange market without participation by the SARB. The SARB continued to intervene in the foreign exchange market via the forward book. This policy was also abandoned in August 1998. Currently, the SARB purchases foreign exchange from the authorized dealers to accumulate reserves.
Prior to calendar 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the South African Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds wherever the SARB wants to use the bonds in its market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the NT settled the negative balance amounting to R28.0 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal 2003. The NT paid the final tranche of the outstanding balance of R28 billion in April 2005.
In calendar 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the NT and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. On March 31, 2008, the GFECRA showed a positive balance of R72,186 million, which represents the net of valuation gains of R72,491 million and cash flow losses of R305 million. These cash flow losses were settled on November 4, 2008.
The negative net open forward position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open forward position, which is now referred to as the International Liquidity Position, reflected a positive balance of US$33.5 billion at the end of August 2008. The SARB’s stated policy is not to intervene in the foreign exchange markets to influence the value of the currency
In February 2004, the SARB balanced its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
South Africa’s imports and exports (including gold) accounted for roughly 55.8% of GDP in 2007. South Africa’s trade deficit narrowed to 2.3% in 2007 from 2.4% in 2006.
Foreign Trade(1)
Exports

				Year
	2001	2002	2003	2004	2005	2006	2007
Industry
TG: Total: Goods	215.25	277.99	255.56	291.14	320.39	383.18	474.25
Agriculture, forestry & fishing	7.99	11.20	10.91	11.11	12.44	11.88	14.18
TM: Total: Mining	34.82	43.25	33.08	35.38	48.03	57.64	73.91
Coal mining	15.01	19.56	13.57	15.79	20.77	21.03	23.92
Gold & uranium ore mining	0.00	0.00	0.00	0.00	0.00	0.00	0.06
Other mining	19.81	23.69	19.51	19.59	27.26	36.61	49.93
TI: Total: Manufacturing	171.69	223.07	210.82	244.18	259.59	313.35	384.82
Food	9.26	11.84	9.97	8.55	9.66	10.21	11.00
Beverages	3.35	4.77	4.86	4.71	5.00	4.94	6.33
Tobacco	0.63	0.54	0.36	0.51	0.82	1.08	0.90
Textiles	2.05	2.82	2.46	2.16	2.01	2.07	2.37
Wearing apparel	2.02	2.75	2.38	1.67	1.11	0.96	0.82
Leather & leather products	1.04	1.09	0.72	0.71	0.74	0.89	0.96
Footwear	0.09	0.15	0.14	0.10	0.10	0.11	0.12
Wood & wood products	2.44	3.44	3.12	2.97	3.28	2.69	2.56
Paper & paper products	6.50	7.20	6.46	5.73	5.70	6.72	8.01
Printing, publishing & recorded media	0.40	0.54	0.47	0.64	1.00	0.76	0.70
Coke & refined petroleum products	10.33	10.39	9.69	8.07	10.56	9.97	9.94
Basic chemicals	12.36	15.81	12.50	14.84	18.66	18.87	21.92
Other chemicals & man-made fibres	4.33	6.45	5.20	4.92	5.69	6.25	7.66
Rubber products	1.18	1.93	1.79	1.80	1.69	1.82	1.91
Plastic products	1.00	1.55	1.38	1.38	1.48	1.60	2.01
Glass & glass products	0.49	0.63	0.60	0.61	0.63	0.56	0.59
Non-metallic minerals	1.27	1.65	1.41	1.61	1.76	1.95	2.37
Basic iron & steel	18.71	26.03	30.06	37.11	39.55	42.00	54.71
Basic non-ferrous metals	39.98	53.70	52.78	79.78	76.78	107.56	131.82
Metal products excluding machinery	3.12	4.12	3.74	4.34	5.02	5.58	7.69
Machinery & equipment	16.20	18.49	16.49	16.49	19.73	27.39	37.42
Electrical machinery	2.52	3.30	2.78	3.12	2.94	4.29	6.30
Television, radio & communication equipment	1.58	2.20	2.21	2.57	2.38	2.86	3.47
Professional & scientific equipment	1.01	1.40	1.47	1.54	1.71	1.79	2.45
Motor vehicles, parts & accessories	17.62	24.07	24.54	25.61	29.38	35.50	40.59
Other transport equipment	1.44	2.04	1.27	1.24	1.78	2.17	2.40
Furniture	3.22	4.68	4.06	4.08	3.50	3.28	3.70
Other industries	7.54	9.48	7.92	7.33	6.94	9.47	14.08
Electricity, gas & steam	0.00	0.00	0.00	0.00	0.00	0.00	0.91
Undefined	0.75	0.47	0.75	0.48	0.32	0.31	0.44

Imports

				Year
	2001	2002	2003	2004	2005	2006	2007
Industry
TG: Total: Goods	215.44	274.46	258.43	306.37	350.72	464.64	562.50
Agriculture, forestry & fishing	3.02	5.94	4.97	5.56	4.66	6.07	8.58
TM: Total: Mining	31.87	35.79	33.82	45.02	50.45	74.74	90.19
Coal mining	1.30	0.90	0.70	0.68	1.09	1.67	1.43
Gold & uranium ore mining	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other mining	30.57	34.89	33.12	44.34	49.35	73.07	88.76
TI: Total: Manufacturing	180.21	232.00	219.07	255.17	295.10	381.98	462.29
Food	6.81	8.28	8.29	10.03	10.75	13.61	19.19
Beverages	0.94	1.23	1.29	1.40	1.63	2.10	3.19
Tobacco	0.05	0.06	0.06	0.15	0.16	0.15	0.23
Textiles	3.48	4.49	3.96	4.49	4.74	5.59	6.09
Wearing apparel	1.98	2.48	2.83	4.22	5.50	7.80	7.20
Leather & leather products	0.87	1.00	0.91	1.15	1.12	1.46	1.83
Footwear	1.66	2.00	2.04	2.60	3.10	3.87	4.47
Wood & wood products	1.26	1.73	1.58	1.69	2.16	2.50	3.01
Paper & paper products	2.89	3.84	3.60	3.58	4.04	5.62	6.80
Printing, publishing & recorded media	2.36	2.97	2.27	2.55	3.41	3.79	2.11
Coke & refined petroleum products	4.03	4.26	3.16	5.79	7.95	19.40	24.92
Basic chemicals	12.26	16.61	13.86	15.49	17.17	20.31	25.03
Other chemicals & man-made fibres	13.39	17.41	15.23	15.35	18.04	21.16	28.05
Rubber products	2.05	2.84	2.82	2.84	3.66	4.08	5.88
Plastic products	2.61	3.61	2.92	3.21	3.98	4.90	5.88
Glass & glass products	0.73	0.93	1.03	1.02	1.18	1.44	1.96
Non-metallic minerals	2.60	3.18	2.62	3.02	3.74	4.87	6.87
Basic iron & steel	2.74	3.57	3.48	4.25	5.31	7.71	11.16
Basic non-ferrous metals	3.54	5.01	4.62	6.05	6.06	11.38	13.10
Metal products excluding machinery	3.95	5.27	4.67	5.46	6.12	7.72	9.80
Machinery & equipment	35.58	45.96	45.51	50.10	56.10	74.82	92.02
Electrical machinery	6.61	8.24	8.22	8.01	9.44	13.17	17.04
Television, radio & communication equipment	15.52	19.20	14.62	18.50	22.73	27.83	30.60
Professional & scientific equipment	7.52	9.89	8.39	9.33	10.71	13.70	15.62
Motor vehicles, parts & accessories	31.78	42.32	42.47	50.28	64.72	78.03	91.00
Other transport equipment	9.11	10.38	13.91	18.92	14.15	15.27	17.73
Furniture	0.97	1.33	1.19	1.54	2.27	3.00	3.44
Other industries	2.92	3.91	3.51	4.17	5.16	6.70	8.06
Electricity, gas & steam	0.09	0.15	0.00	0.00	0.00	0.00	0.74
Undefined	0.26	0.57	0.58	0.62	0.52	1.85	0.70

Note:—

(1) Rand billion.

Source: SARB.

     The following table sets forth South Africa’s balance of trade for the periods indicated.
Balance of Trade

Balance of Trade
Year	(millions of Rand)
2003	26,682
2004	(1,234)
2005	(6,367)
2006	(42,045)
2007	(40,221)
2008(1)	(3,620)

Note:—

(1) To June 30, 2008.

Source: SARB.
Exports
South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities.
The value of South Africa’s merchandise exports, which had experienced an upward trend between calendar 1997 and 2002, decreased by 10.5% in calendar 2003 before increasing again in the following years. The upward trend continued in calendar 2008 with increases of 7.7% and 20% in the first and second quarters, respectively. The increases in the value of merchandise exports were boosted by increased export volumes of 6.1% in calendar 2006 and 9.4% in 2007. For the first half of 2008, export volumes were marginally higher. This was partly due to the relatively weaker exchange rate, but also due to strong demand for commodities from emerging countries, despite the initial signs of a slowdown in the economies of the developed world. Export prices, expressed in Rand, increased by 15.3% in calendar 2006, 14.1% in 2007 and by more than 21% in the first half of 2008.
For calendar 2007 as a whole, net proceeds from gold exports increased by 12.5%, although export volumes declined by 5.5%. This is a result of a combination of difficult gold mining conditions limiting supply, strong price growth caused by dollar weakening and the associated increase in the global appetite to hedge investments in secure commodities.
Imports
Firm and sustained growth in domestic expenditure and high oil volumes contributed to the physical quantity of imports rising by a sizeable 11.1% in calendar 2005, 20.6% in 2006 and a further 11% in 2007. Volumes increased further by almost 4% in the first half of 2008 as a result of ongoing infrastructural investment.
South Africa’s Commitment to the WTO
South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.
Pursuant to the Marrakesh Agreement, South Africa reduced its tariffs on industrial products by approximately one third from the levels prevailing in calendar 1994. This occurred over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for, and completed in, an eight-year period to 2002).
South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously undertook a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports have also been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade or its successor, the International Trade Administration Commission. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. The abolition of South Africa’s remaining import surcharges is expected to strengthen these trends.
Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See “The South African Economy — Principal Sectors of the Economy — Manufacturing.” South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from the National Government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Japan, Norway, Russia, Switzerland and the United States.
Geographic Distribution of Trade
During the apartheid era, South Africa was isolated from, and subject to, economic, cultural and political sanctions by the international community. The country fully re-established its links with the outside world following the 1994 elections. See “Republic of South Africa — International Relations.”
The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.
Distribution of Merchandise Trade(1)
Exports

				Year
	2001	2002	2003	2004	2005	2006	2007
Region
United States	19.27	24.93	23.42	29.27	30.51	40.34	51.91
Japan	10.81	15.52	19.72	26.52	32.96	40.92	50.09
Not allocated	35.80	47.60	38.99	36.42	30.56	37.48	43.18
United Kingdom	20.94	25.42	22.57	27.61	32.04	31.29	34.22
Germany	15.73	18.63	16.04	20.05	20.71	26.36	34.03
China	3.79	4.69	6.57	6.46	8.46	13.65	24.50
Netherlands	9.39	12.43	11.33	11.99	14.21	17.29	19.60
Spain	4.59	6.43	6.15	7.13	8.70	9.99	12.92
Belgium	6.66	9.14	7.32	7.16	8.77	9.90	12.10
Italy	6.52	7.96	6.93	7.73	7.45	9.25	10.25
Imports

				Year
	2001	2002	2003	2004	2005	2006	2007
Region
Germany	32.23	42.87	38.40	43.47	49.16	57.83	65.56
China	9.09	14.24	16.58	23.01	31.47	46.71	60.27
United States	25.83	31.96	25.06	25.96	27.33	35.16	43.10
Japan	14.69	19.06	18.23	20.94	23.75	30.26	36.97
United Kingdom	18.20	24.98	22.55	21.08	19.46	23.06	27.24
Saudi Arabia	14.98	12.50	15.05	17.09	19.41	24.54	25.36
Iran (Islamic Republic of)	8.84	9.67	9.29	15.22	14.32	18.33	20.80
France	8.15	11.28	15.46	18.60	15.41	16.94	18.84

				Year
	2001	2002	2003	2004	2005	2006	2007
Italy	8.07	9.91	8.41	9.25	10.33	13.89	15.60
Republic of Korea	3.98	4.49	4.18	6.49	9.24	11.87	12.62

Note:—

(1) Rand billion.

Source: SARS; www.quantec.co.za.
Balance of Payments
The following table sets forth the balance of payments for South Africa for the periods indicated.
Balance of Payments(1)

	As of and for the year ended December 31,
							Q1(8)	Q2(8)
	2002	2003	2004	2005	2006	2007	2008
					(millions of Rand)
Current account
Merchandise exports (f.o.b.)(2)	289,608	259,328	281,827	325,129	399,030	495,837	138,702	172,558
Net gold exports(3)	43,643	32,106	28,698	27,023	35,470	39,898	11,516	11,877
Service receipts	52,309	62,292	62,197	70,896	81,294	95,301	26,009	23,133
Income receipts	22,711	21,373	20,973	29,550	40,234	46,113	11,835	13,345
Less: Merchandise imports (f.o.b)(2)	283,004	264,752	311,759	358,519	476,545	575,956	161,339	188,055
Less: Payments for services	57,633	60,285	66,418	77,384	96,950	116,842	30,826	36,264
Less: Income payments	52,111	56,244	48,823	60,975	75,985	108,573	31,607	28,862
Current transfers (net receipts+)	(5,844)	(7,478)	(11,326)	(17,899)	(18,894)	(20,794)	(5,379)	(6,865)
Balance on current account	9,679	(13,660)	(44,631)	(62,179)	(112,346)	(145,016)	(41,089)	(39,133)
Capital transfer account (net receipts+)	(163)	327	338	193	205	197	53	48
Financial account
Direct investment
Liabilities(4)	16,540	5,550	5,155	42,270	(3,567)	40,154	41,547	6,514
Assets(5)	4,195	(4,275)	(8,721)	(5,916)	(45,511)	(26,291)	(6,378)	(5,533)
Net direct investment	20,735	1,275	(3,566)	36,354	(49,078)	13,863	35,169	981
Portfolio investment
Liabilities	5,344	7,548	46,575	36,026	144,237	107,374	(19,054)	27,258
Assets	(9,619)	(1,001)	(5,946)	(6,123)	(15,045)	(24,168)	(1,518)	(4,711)
Net portfolio investment	(4,275)	6,547	40,629	29,903	129,192	83,206	(20,572)	22,547
Other investment
Liabilities	304	14,594	10,881	31,963	64,160	58,154	33,359	3,782
Assets	(4,329)	(36,919)	(2,163)	(22,201)	(42,232)	7,484	(3,671)	(15,368)
Net other investment	(4,025)	(22,325)	8,718	9,762	21,928	65,638	29,688	19,150
Balance on financial account	12,435	(14,503)	45,781	76,019	102,042	162,707	44,285	42,678
Unrecorded Transactions(6)	(5,871)	22,978	36,040	20,230	39,891	29,928	3,526	2,064
Change in net gold and other foreign reserves owing to balance of payments transactions	16,080	(4,858)	37,528	34,263	29,792	47,816	6,775	5,657
Change in liabilities related to reserves(7)	(20,090)	1,911	2,949	2,577	(5,453)	(7,631)	(2,456)	(2,000)
SDR allocations and valuation adjustments	(20,041)	(11,262)	(10,617)	11,003	23,350	5,642	49,620	(9,905)
Net monetization (+) / demonetization (-) of gold	(563)	1,137	84	(22)	163	169	41	34

	As of and for the year ended December 31,
							Q1(8)	Q2(8)
	2002	2003	2004	2005	2006	2007	2008
					(millions of Rand)
Change in gross gold and other foreign reserves	(24,614)	(13,072)	29,944	47,617	47,852	45,996	53,980	(6,214)
Change in capital transfer and financial accounts including unrecorded transactions	6,401	8,802	82,159	96,442	142,138	192,832	47,864	44,790

Notes:—

(1)	Data for the previous four years are preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the Reserve Bank and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have, individually or collectively in the case of affiliated organizations or persons, at least 10% of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign liabilities of the Reserve Bank and short-term foreign loans to the National Government by international organizations.

(8)	Note that the figures in these columns are for the first and second quarters of 2008.

Source: SARB.
Current Account
From calendar 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus in the current account of the balance of payments reversed from R0.1 billion in calendar 1994 to deficits thereafter, reaching a deficit of R13.1 billion, or 1.8% of GDP, in calendar 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. The deficit in the current account narrowed to R4.2 billion in calendar 1999 and R1.2 billion in 2000 and reversed into a surplus of R2.9 billion in 2001. Although South Africa recorded a current account surplus of R9.7 billion in calendar 2002, the current account balance thereafter reverted into a deficit from 2003 onwards and recorded a deficit of R112.3 billion in 2006. The current account deficit, which amounted to R126.1 billion (seasonally adjusted and annualized) in the second quarter of 2007 widened further to R163.3 billion in the third quarter before narrowing to R157.7 billion in the fourth quarter of 2007. This deficit stood at R179.6 billion in the first two quarters of 2008.
As a consequence of the depreciation of the Rand, the value of merchandise exports rose by approximately 11.4% in calendar 1999, 28.9% in 2000, 21.8% in 2001 and 22.4% in 2002. However, with the rapid appreciation of the Rand in calendar 2003, the value of merchandise exports decreased by 10.5% in 2003 and thereafter increased by 8.7% in 2004, 15.4% in 2005, 22.7% in 2006 and 24.3% in 2007. On a quarter-to-quarter basis, merchandise exports grew by 20% in the second quarter of 2008. The overall rise in the value of exported goods was mainly observed in the mining and manufacturing export categories.
Following a decline of 7.2% in calendar 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the Rand, the value of net gold exports decreased by 26.4% in calendar 2003, 10.6% in 2004 and 5.8% in 2005 before recovering with increases of 31.3% in 2006 and 12.5% in 2007. While the volume of net gold exports moved sideways from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of US$290 per ounce in the first quarter of 2002 to US$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted in 2003 and in all the subsequent years up to 2007. The average fixing price of gold in US dollars on the London market increased in all the corresponding years. The gold price in Rand terms improved to an average R6,925 for the first six months of 2008.
With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in calendar 2000, to R221.2 billion in 2001 and to R283.0 billion in 2002. In calendar 2003, the value of merchandise imports decreased to R264.8 billion, and then started to rise again. Declining wholesale prices in South Africa’s main trading partners and an increase in the average effective exchange value of the Rand resulted in a decline of approximately 11.0% in the average level of import prices from 2002 to 2003. In calendar 2006, the value of merchandise imports increased briskly to R476 billion, to R547.6 billion in 2007 and to R718.3 billion in the first two quarters of 2008 (seasonally adjusted and annualized). Rising production prices in South Africa’s trading-partner countries, together with the decline in the nominal effective exchange value of the Rand and higher international crude oil prices raised import prices on average by 11.5% in the second quarter of 2008, with the value of imports increasing by 12.6% to R760.9 billion in the second quarter of 2008.
The deficit on South Africa’s services, income and current transfer account widened from R70.3 billion in 2006 to R104.8 billion in 2007 and for the first two quarters of 2008 widened further to about R133 billion on an annualized basis.
Financial Account
During 2007 the surplus on the financial account of the balance of payments (including unrecorded transactions) recorded a new record level of R192.6 billion.
Despite the global reassessment of risk as a result of the ongoing credit crunch, a surplus of R92.6 billion was recorded on the financial account with the rest of the world in the first half of 2008.
The following table sets forth capital movements into and out of South Africa for the periods indicated.
Capital Movements(1)

	For the year ended December 31,
	2003	2004	2005	2006	2007	2008(8)
						Q1	Q2
Liabilities(2)
Direct Investment(3)	5,550	5,155	42,270	(3,567)	40,154	41,547	6,514
Public corporations	0	(12,659)	(1,670)	0	0	0	0
Banking sector	165	1,640	31,134	1,040	4,898	35,606	116
Private non-banking sector	5,385	16,174	12,806	(4,607)	35,256	5,941	6,398
Portfolio investment	7,548	46,575	36,026	144,237	107,374	(19,054)	27,258
Monetary authorities	0	0	0	0	0	0	0
Public authorities	3,899	3,099	(9,967)	32,985	7,401	(11,169)	18,426
Public corporations	(756)	238	(7,022)	9,763	3,044	(1,474)	3,734
Banking sector	(707)	2,988	3,699	7,882	18,547	2,889	1,742
Private non-banking sector	5,112	40,250	49,316	93,607	78,382	(9,300)	3,356
Other Investments	14,594	10,881	31,963	64,160	58,154	33,359	3,782
Monetary authorities(4)	(564)	689	688	40	3,222	(1,581)	479
Public authorities	(1,975)	(2,078)	7,182	3,328	(5,811)	(466)	(747)
Public corporations	(646)	(3,337)	2,016	(913)	1,965	643	(1,696)
Banking sector	(1,273)	7,527	16,009	25,035	41,531	34,895	5,597
Private non-banking sector	19,052	8,080	6,068	36,670	17,247	(132)	149

Assets(5)
Direct Investment(6)	(4,275)	(8,721)	(5,916)	(45,511)	(26,291)	(6,378)	(5,533)
Public corporations	0	0	0	0	0	0	(87)
Banking sector	0	0	638	134	585	0	(3)
Private non-banking sector	(4,275)	(8,721)	(6,554)	(45,645)	(26,876)	(6,378)	(5,443)

	For the year ended December 31,
	2003	2004	2005	2006	2007	2008(8)
						Q1	Q2
Portfolio investment	(1,001)	(5,946)	(6,123)	(15,045)	(24,168)	(1,518)	(4,711)
Monetary authorities	0	0	0	0	0	0	0
Public authorities	0	0	0	0	0	0	0
Public corporations	0	0	0	0	0	0	0
Banking sector	(133)	408	2,788	493	(4,054)	(24)	(1,592)
Private non-banking sector	(868)	(6,354)	(8,911)	(15,538)	(20,114)	(1,494)	(3,119)
Other Investments(7)	(36,919)	(2,163)	(22,201)	(42,232)	7,484	(3,671)	15,368
Monetary authorities	7	31	(43)	1	1	3	0
Public authorities	(2,955)	(669)	(994)	(1,574)	(357)	1,840	760
Public corporations	967	(441)	189	60	(2,140)	26	365
Banking sector	(57,401)	(15,260)	(21,156)	(27,636)	(7)	(5,246)	20,049
Private non-banking sector	22,463	14,176	(197)	(13,083)	9,987	(294)	(5,806)

Notes:—

(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.

(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(5)	An increase in assets (outflow of capital) is indicated by parentheses.

(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(7)	Including the long-term assets of the SARB and the Corporation of Public Deposits.

(8)	Through the first two quarters of 2008.

Source: SARB.
The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data for 2007 and 2008 are not yet available.
Foreign Direct Investment

	For the year ended December 31,
	2002	2003	2004	2005	2006
		(millions of Rand)
South African foreign direct investment
Europe	142,819	137,356	166,743	190,360	238,768
Africa	13,340	15,837	23,601	19,083	59,118
Americas	22,625	16,966	17,454	16,304	23,655
Asia	4,301	3,510	5,310	5,815	25,770
Oceania	6,796	6,807	6,807	6,809	6,810
Other	30	31	121	119	133
Total	189,911	180,507	220,036	238,490	354,254

Foreign direct investment in South Africa
Europe	211,101	245,716	300,938	436,231	535,607
Americas	33,721	39,817	41,902	44,087	51,168
Asia	13,872	20,480	15,200	14,343	19,798
Africa	5,468	4,659	4,167	3,989	4,074
Oceania	150	429	544	829	964
Other	107	107	107	107	111
Total	264,419	311,208	362,858	499,586	611,722

Source: SARB.

From the end of calendar 1985 to the end of calendar 2007, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, increased marginally from 23.2% to 26.6% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 78.4%. See also “National Government Debt — Debt Record.”
The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.
Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,
	2003	2004	2005	2006	2007	2008(4)
	(millions of Rand)(2)
Other foreign-currency-denominated debt
Public sector	32,893	27,513	29,321	36,117	38,342	47,796
Monetary sector(3)	39,036	39,302	49,610	72,101	86,225	101,277
Non-monetary private sector	45,805	35,758	40,982	68,370	68,459	84,189
Bearer bonds and notes	64,235	54,586	57,605	72,841	102,912	130,084
Long-term loans(4)	53	—	—	—	—	—
Total foreign-currency-denominated debt	182,022	157,159	177,518	249,429	295,938	363,346

Notes:—

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	Including lending to other sectors.

(4)	As at end January 2008.
Reserves and Exchange Rates
Since the abolition of the financial Rand and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.
Following the significant depreciation of the Rand in calendar 2001, President Mbeki established a commission headed by Judge Myburgh to investigate the role that various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to the risks of the southern African region and the chance of a rise in interest and inflation rates, increased focus has been placed on the strengthening of exchange control regulation enforcement. The Rand strengthened in the first few months of 2002 before weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the Rand in calendar 2002 included the events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government’s restatement of its commitment to restructuring state assets and the depreciation of the US dollar against major international currencies lent support to the recovery of the Rand in the final months of 2002. The Rand’s value appreciated considerably in calendar 2002, and at December 31, 2002 was up 24.2% from its level on December 31, 2001.
Although the political and economic crisis in Zimbabwe worsened, the Rand’s value continued to appreciate in calendar 2003 in part as a result of rising foreign currency prices of South Africa’s main export commodities, the depreciation of the US dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the Rand had strengthened by 16.2% from its level at December 31, 2002. From the end of 2003 to December 31, 2004, the nominal effective exchange rate of the Rand appreciated further by 11.7%, supported by a relatively weaker US dollar, firm commodity prices and positive investor sentiment towards South Africa. As of December 31, 2005, the external value of the Rand had depreciated by 2.2% compared to the end of 2004. The currency continued its gradual weakening and had depreciated by 15.4% from the end of 2005 to the end of 2006. Following a re-pricing of risk on financial markets during the second half of 2007, the Rand exchange rate depreciated by only 3.5% from the end of 2006 to the end of 2007. During the first half of 2008, the nominal effective exchange rate of the rand initially declined sharply as the risk premium demanded by non-residents to hold the rand increased. Subsequently, the currency recovered some of its losses and declined on a trade weighted basis by 10.5% from the end of 2007 to the end of August 2008. However, the intensification of the global credit crisis and the decline in commodity prices resulted in a decline of 18.1% in the trade weighted exchange rate of the rand from the end of August to the end of October 2008.
The following table sets forth, for the periods indicated, the exchange rate of the Rand per US dollar.
Rand
(against the US dollar)

				At
Year	Low	High	Average	Period End
2002	8.6580	12.5359	10.5165	8.6580
2003	6.2577	9.0398	7.5647	6.6558
2004	5.6148	7.5197	6.4499	5.6356
2005	5.6497	6.9186	6.3623	6.3205
2006	5.9670	7.9520	6.7672	6.9737
2007	6.4639	7.5233	7.0544	6.7862
2008(1)	6.7211	11.4740	8.1096	9.9080

Note:—

(1) For the period through November 30, 2008.

Source: SARB.
Change in Reserves
South Africa’s net international reserves increased by R29.8 billion in calendar 2006, R47.8 billion in calendar 2007 and by R12.4 billion during the first half of 2008. South Africa’s gross gold and other foreign reserves increased from US$33 billion at the end of December 2007 to US$34.3 billion at the end of August 2008. Expressed in Rand terms, the gross gold and other foreign exchange reserves increased from R224.3 billion at the end of December 2007 to R264.2 billion at the end of August 2008. Import cover improved from 13.6 weeks’ worth at the end of 2007 to 13.9 weeks’ worth at the end of June 2008.
Valued in dollar terms, the short-term credit facilities utilized by the SARB declined from US$1.8 billion at the end of December 2007 to US$0.9 billion at the end of August 2008.
The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

							As at
	At December 31,						Aug. 29,
	2002	2003	2004	2005	2006	2007	2008
			(millions of Rand)
South African Reserve Bank Gold reserves(1)	14,990	9,799	8,887	12,970	17,634	22,843	25,659
Foreign Exchange Reserves
SDRs(2)	2,607	2,190	1,941	2,015	2,336	2,397	2,702
Other(3)	48,380	40,916	72,020	115,480	158,348	199,073	235,869
Total	65,977	52,905	82,848	130,465	178,318	224,313	264,230
National Government(3)(4)	11	11	12	12	11	12	12
Gross gold and other foreign reserves	65,988	52,916	82,860	130,477	178,329	224,325	264,242

Notes:—

(1)	Up to March 5, 2005 gold reserves were valued at 90% of the last 10 London fixing prices preceding end of period. From March 6 gold reserves were valued at market price taken at 14:30 on each valuation date.

(2)	Special Drawing Rights.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the IMF.

Source: SARB.

PUBLIC FINANCE
Background
South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the South African Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.
In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from fiscal 1996, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.
Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.
General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government and the provincial governments are jointly referred to in this document as the “Consolidated Government.” The budgets of the National Government and the provincial governments are jointly referred to in this document as the “Consolidated Budgets.” The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.
The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad.
Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.
The Public Finance Management Act of 1999 regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.
New legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003, took effect in July 2004. The Act aims to modernize budget and financial management practices by placing local government finances on sustainable footing and also put in place a sound governance framework.
The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.
The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable prices. The local government’s equitable share increased from R7.7 billion in fiscal 2005 to R18.1 billion in fiscal 2007 and is projected to increase to R30.6 billion by fiscal 2010 as subsidizing services to low-income households gains prominence in government policy. While municipalities perform the central role in implementing the National Government’s free basic services commitment, transfers from the National Government provide a significant portion of the financial resource necessary to do so.
Since calendar 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. In calendar 2004, the City of Johannesburg issued two bonds, raising a total of R2 billion. In April 2005, the issuance of an eight-year R0.7 billion bond by the City of Johannesburg brought the total nominal value of its bonds to R2.7 billion.
Unemployment Insurance Fund (UIF)
In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded a cash surplus of R4.4 billion in fiscal 2007. The March 2008 actuarial evaluation determined that the UIF will have a strong cash flow position for the next 10 years, requiring that it sets up reserves of R12.2 billion as of March 2008. The March 2008 actuarial evaluation reflected that the UIF had an accumulated surplus of R15.4 billion. It is estimated that the UIF’s financial performance surplus over the next three fiscal years will be R6.4 billion in fiscal 2009, R7.1 billion in fiscal 2010 and R7.8 billion in fiscal 2011.
The UIF has made substantial improvements in terms of financial viability and service delivery. New information management systems (Siyaya) have improved the quality and turnaround times of claims processing, provided more rapid responses to client enquiries and have fully integrated the UIF’s financial system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment. Through improvements to the UIF’s business processes and a communication drive, a benefit approval rate of 97.5 per cent was achieved in 2008. The UIF also added 139,943 new employees to its database, raising the total to 7,392,493 registered employees. The UIF is committed to bringing services closer to its client base in all Provinces by increasing the number of Department of Labour centers that have processing functions from 32 in fiscal 2007 to 57 in fiscal 2008. Going forward, the UIF in partnership with Productivity SA will identify projects that can be supported to alleviate the harmful effects of unemployment, and in conjunction with the Department of Labour will also play a significant role in the training, development and placement of unemployed workers within its database.
Compensation Funds (CF)
The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.
While the CF remains financially sound with an accumulated surplus of R6.1 billion as of March 31, 2008, it has experienced administrative inefficiencies and challenges. The CF recorded a 17% increase in the number of registered employers with a concomitant increase in revenue. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of changing its information technology infrastructure to restructuring and taking into account the commitment already made by the Cabinet to integrate the OHS and the Compensation Fund competencies across government. A review by the CF of its rehabilitation policy to ensure the early return to work by injured workers is also being undertaken.
Road Accident Fund (RAF)
The liabilities of the RAF, including their short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of motor vehicle accidents. The reform process started following the publication of the report of the RAF Commission in 2002. Following the report, which called for the reform of South Africa’s unlimited liability system of compensation for road accident victims, the Cabinet approved a strategy for the reform of the RAF for public consultation in June 2006. The strategy calls for the reform of the RAF, in line with the Comprehensive Social Security System, to a no-fault benefit scheme. The policy shift was published in September 2006 and invited public comment. As problems with the policy shift were identified in the comments received, the Department of Transport has been working through the problems and comments and will rework the policy document into an updated policy document to be published around the second half of 2009.
To address the immediate financial viability of the RAF, the RAF Amendment Act of 2005 (Amendment Act) was approved by the President. On July 29, 2008, notices were promulgated in the Government Gazette, bringing into effect the substantive provisions of the Amendment Act. The legislative amendments to the original RAF Act replaced the compensation system that promoted inequality and threatened the sustainability of the fund with a system that is more equitable, fair and transparent for the victims of road accidents. The Amendment Act also addresses the sustainability of the RAF, for example, by ensuring that caps are introduced for loss of earnings and support as well as general damages. In this regard, the amendments protect only those seriously injured, who will be able to receive additional compensation, in addition to their medical expenses and loss of income, to help them adjust their lives accordingly. The amendments will go a long way towards stabilizing the RAF, will reduce the possibility of fraudulent claims and will enhance the RAF’s goal of long-term sustainability. To address the chronic short term liabilities of the RAF, R2.7 billion was transferred to the RAF in fiscal 2006, while the fuel levy has been increased by 5 cents per annum over the 2006 MTEF. Despite these financial injections, the fund remains plagued by high claims settlement costs and increases in the quantum of claims received by local and foreign road users, reiterating the need to approach the necessary reform systemically. In the report on the fund’s finances contained in the fiscal 2008 annual report of the RAF tabled in Parliament, the financial statements show that the RAF’s total liabilities exceeded total assets by R27.8 million as of March 31, 2008. The revised expenditure estimates for fiscal 2009 in the MTBPS proposes R2.5 billion for the RAF.
South African Social Security Agency (SASSA)
The SASSA was created in accordance with the SASSA Act 9 of 2004. The administration and payment of grants was shifted from the Department of Social Development and will be administered by the Agency, which is registered as a public entity.
The SASSA is responsible for the delivery of government “social assistance” grants to the poorest of the poor in the country. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves.
Funding of R110 million (fiscal 2006), R315 million (fiscal 2007), R158 million (fiscal 2008) and R167 million (fiscal 2009) is allocated for the SASSA to become fully operational, representing 14.9% growth over the period. Additional allocations of R50 million in fiscal 2008 and fiscal 2009 will fund improvements to the integrity of the social grants administration system.
The National Budget Process
The South African Government’s fiscal year ends on March 31 of each year. The Cabinet conducts the preparation of the National Budget, with the assistance of a Ministers’ Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.
The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance, the Minister of Trade and Industry, and the Minister of Labour, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.
The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.
The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or how any surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.
As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since fiscal 1999. This MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.
Around the end of October each year, the Minister of Finance presents the MTBPS. This “mini budget” outlines the policy proposals and the new MTEF that will underpin the next year’s National Budget and may make amendments to some elements of the current National Budget and the Consolidated Budget.
Medium Term Budget Policy Statement
In the 2008 MTBPS, the National Government projects main budget revenue for fiscal 2009 to amount to R626.5 billion, or R1.2 billion higher than the February 2008 estimate. Taking into account projected underspending, declared savings and the adjusted state debt cost estimate, the revised estimate of total expenditure from the National Revenue Fund in fiscal 2009 is R635.5 billion. In February 2008, an expenditure of R611.1 billion was budgeted for fiscal 2009. The budget balance of the consolidated national budget for fiscal 2009 has been revised to a surplus of 0.1% of GDP. As the economy slows further next year, the budget balance projection moves to a deficit of 1.6% of GDP.
The audited main budget revenue outcome of R559.8 billion for fiscal 2008 was R15.2 billion higher than the original budget estimate in February 2007 and R1.8 billion higher than the revised 2008 Budget Review estimate. The main variances from the February 2007 estimate were:
•	personal income tax collections were R13.4 billion above the estimate;

•	secondary tax on companies (STC) collections were R4.6 billion above the estimate; and

•	VAT collections were R4.6 billion below the estimate.
In the context of a global economic slowdown and lower corporate profits, moderate revenue growth is expected over the period ahead.
The 2008 MTBPS sets out the National Government’s choices about the sequencing of reforms and priorities for the medium term. It illustrates the National Government’s economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the national budget.
Consolidated government expenditure of R839.8 billion is proposed for fiscal 2010, 14.2% more than the revised estimate of expenditure for fiscal 2009. In total, about R170.8 billion is added over the MTEF, including R59 billion for inflation-related adjustments to maintain the purchasing power of existing spending plans. Real increases in medium-term allocations are proposed for schools, hospitals, police, public transport, industrial support, housing, water services and rural development.
Public spending growth will continue to support investment in physical infrastructure, as well as higher investment in education and health. Expenditure on infrastructure by general government and public enterprises will continue to rise strongly, by an average real growth of 10% over the medium term. The public sector borrowing requirement increases to 3% of GDP next year, reflecting strong public-sector investment plans. The National Government will also contribute to

Eskom’s capital investment program. The Eskom Subordinate Loan Special Appropriation Bill provides for a loan of R60 billion in tranches of R10 billion in fiscal 2009, R30 billion in fiscal 2010 and R20 billion in fiscal 2011.
The accelerating capital investment programs at all levels of the public sector, combined with the more challenging operating environment, result in the cash position of the public sector moving from a surplus in fiscal 2008 to a borrowing requirement averaging about 3% over the medium term. The main factors driving the increase in the public sector borrowing requirement are the main budget deficit and borrowing by non-financial public enterprises to finance their capital investments. A significant portion of the short-term increase in the main budget borrowing requirement is to support Eskom.
The MTEF allocates R678.2 billion across the three spheres of government in fiscal 2010. This increases to R767.9 billion by fiscal 2012. The local share of nationally raised revenue grows from 7.7% in fiscal 2009 to 8.3% by fiscal 2012, while the provincial share rises from 42.2% to 43.5% by fiscal 2012. The proposed allocations aim to strengthen the ability of provinces and municipalities to deliver better-quality services (particularly in poor communities), to invest in and maintain key infrastructure and to support labor-intensive delivery of services.
Debt service costs have fallen from nearly 6% of GDP in fiscal 1999 to 2.3% in fiscal 2009. Declining deficits and fiscal surpluses in recent years have resulted in a particularly pronounced drop in debt service costs. This has created significant fiscal space, enabling government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The decline in debt service costs as a percentage of GDP is expected to continue over the MTEF, although at a slower rate.
2008 National Budget and Consolidated Budgets
2008-2009 National Budget
In February 2008, the South African Minister of Finance submitted the 2008-2009 Budget to Parliament.
The 2008-2009 Budget and the three-year MTEF estimates continued the expansionary fiscal stance initiated in 2001 and gave effect to such budgetary priorities as marked acceleration in spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.
The 2008-2009 Budget allocated an additional R45.7 billion to the nine provincial governments for the 2008 MTEF, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2008-2009 Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.
The National Government estimated that total budgetary revenues for fiscal 2008 would amount to R58.0 billion. National Budget expenditure for fiscal 2008 was estimated at R42.1 billion. Consequently, a main budget surplus of R15.8 billion, or 0.8% of GDP, was forecast. A net borrowing requirement of R1.9 billion was expected, which included extraordinary receipts totaling R1.8 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since calendar 1998 have reduced the anticipated growth of debt interest costs.
In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.

Tax reforms introduced in fiscal 2009 resulted in a net tax relief of R10.5 billion. Most of the relief went to individuals (R7.7 billion) in bracket adjustments, with the remainder in the form of a reduction in corporate tax rates (R5 billion).
Tax reforms introduced in fiscal 2008 included a net tax relief of R19.1 billion, in addition to the reduced tax liabilities arising from the abolition of the Regional Services Councils levies. Specific changes were aimed at reducing compliance costs and providing a positive environment for small businesses. Key measures included tax relief for small business corporations, changes to transfer duty thresholds, monetary thresholds for capital gains and estate duty, lowering of tax rates paid by individuals, lowering of tax rates on retirement funds, incentives to boost research and development and the abolishment of ad valorem excise duties on certain products.
2008-2009 Consolidated Budgets
The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, Consolidated Budgets present a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance—Background.”
The 2008-2009 Consolidated Budget expenditure was budgeted at R631.5 billion for fiscal 2009. The deficit on the Consolidated Budget is lower than that in the main National Budget due to significant surpluses in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund and Compensation Funds.
The estimated 2008-2009 Consolidated Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well being of South Africans.
Education remained the largest category of expenditure, followed by welfare and social security services. Healthcare expenditure was also very significant as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented (see “Republic of South Africa – HIV and AIDS”). Economic services spending and protection services spending accelerated and remained an important feature of the Consolidated Budget in fiscal 2007.
The following table sets forth the consolidated National Government expenditure for the periods indicated.

Consolidated Government Expenditure(1)

	Fiscal 2005		Fiscal 2006		Fiscal 2007		Fiscal 2008
		% of		% of		% of	Revised
R million	Outcome	total	Outcome	total	Outcome	total	estimate
Functional classification
General government services and unallocable expenditure(2)	25,096.2	5.9%	27,581.3	5.7%	29,695.3	5.5%	34,875.9
Protection services	63,636.0	15.0%	77,603.6	15.0%	77,433.4	14.3%	86,992.3
Defense and intelligence	22,101.8	5.2%	25,402.7	5.3%	26,031.3	4.8%	28,579.3
Police	26,718.4	6.3%	30,876.0	6.4%	34,404.6	6.4%	38,563.3
Prisons	9,077.1	2.1%	9,883.9	2.0%	9,573.6	1.8%	11,113.8
Justice	5,738.7	1.4%	6,441.0	1.3%	7,423.9	1.4%	8,735.9
Social services	200,568.8	47.4%	231,070.1	47.8%	267,222.3	49.4%	311,678.2
Education	76,079.5	18.0%	84,123.0	17.4%	92,629.5	17.1%	105,745.9
Health	44,497.3	10.5%	51,403.0	10.6%	58,833.9	10.9%	68,168.6
Social security and welfare	60,686.8	14.4%	72,281.3	15.0%	80,798.8	14.9%	92,223.6
Housing	6,847.6	1.6%	7,895.4	1.6%	9,813.8	1.8%	12,369.8
Community development(3)	12,457.6	2.9%	15,367.4	3.2%	25,146.3	4.6%	33,170.3
Economic services	81,144.3	19.2%	97,234.0	20.1%	112,124.2	20.7%	143,213.3
Water schemes and related services	9,336.4	2.2%	10,453.7	2.2%	12,460.2	2.3%	15,993.9
Fuel and energy	2,645.1	0.6%	4,951.8	1.0%	5,141.9	0.9%	7,044.7
Agriculture, forestry and fishing	7,353.9	1.7%	9,283.2	1.9%	10,553.7	1.9%	14,144.6
Mining, manufacturing and construction	1,441.7	0.3%	1,942.5	0.4%	2,477.7	0.5%	2,844.7
Transport and communication	28,053.5	6.6%	33,074.5	6.8%	45,813.7	8.5%	54,990.7
Other economic services(4)	32,313.7	7.6%	37,528.2	7.8%	35,677.1	6.6%	48,194.7
Interest	52,426.9	12.4%	54,574.6	11.3%	54,943.3	10.1%	55,771.8

Subtotal: Functional classification	422,872.2	100.0%	483,063.6	100.0%	541,418.5	100.0%	632,531.5
Plus:
Contingency reserve	—	—	—	—	—	—	—

Total consolidated expenditure	422,872.2	—	483,063.6	—	541,418.5	—	632,531.5

	Fiscal 2008	Fiscal 2009		Fiscal 2010		Fiscal 2011
	% of	Budget	% of	Budget	% of	Budget	% of
R million	total	estimate	total	estimate	total	estimate	total
Functional classification
General government services and unallocatable expenditure(2)	5.5%	40,301.6	5.7%	44,425.7	5.5%	40,301.6	5.7%
Protection services	13.8%	95,324.3	13.4%	104,450.4	13.8%	95,324.3	13.4%
Defense and intelligence	4.5%	30,439.6	4.3%	32,016.2	4.5%	30,439.6	4.3%
Police	6.1%	42,730.3	6.0%	47,932.2	6.1%	42,730.3	6.0%
Prisons	1.8%	12,049.5	1.7%	13,077.2	1.8%	12,049.5	1.7%
Justice	1.4%	10,104.9	1.4%	11,424.8	1.4%	10,104.9	1.4%
Social services	49.3%	354,443.8	49.9%	394,471.6	49.3%	354,443.8	49.9%
Education	16.7%	121,087.3	17.0%	134,138.6	16.7%	121,087.3	17.0%
Health	10.8%	75,492.1	10.6%	83,853.2	10.8%	75,492.1	10.6%
Social security and welfare	14.6%	105,308.9	14.8%	116,254.6	14.6%	105,308.9	14.8%
Housing	2.0%	14,783.7	2.1%	17,679.0	2.0%	14,783.7	2.1%
Community development(3)	5.2%	37,771.7	5.3%	42,546.2	5.2%	37,771.7	5.3%
Economic services	22.6%	165,213.1	23.3%	178,592.1	22.6%	165,213.1	23.3%
Water schemes and related services	2.5%	16,775.1	2.4%	18,642.8	2.5%	16,775.1	2.4%
Fuel and energy	1.1%	5,650.9	0.8%	6,503.5	1.1%	5,650.9	0.8%
Agriculture, forestry and fishing	2.2%	14,623.9	2.1%	14,838.7	2.2%	14,623.9	2.1%
Mining, manufacturing and construction	0.4%	2,774.6	0.4%	2,837.3	0.4%	2,774.6	0.4%
Transport and communication	8.7%	71,281.4	10.0%	76,845.0	8.7%	71,281.4	10.0%
Other economic services(4)	7.6%	54,107.2	7.6%	58,924.7	7.6%	54,107.2	7.6%
Interest	8.8%	54,960.4	7.7%	55,384.9	8.8%	54,960.4	7.7%

Subtotal: Functional classification	100.0%	710,243.2	100.0%	777,324.7	100.0%	710,243.2	100.0%
Plus:
Contingency reserve	—	6,000.0	—	12,000.0	—	6,000.0	—

Total consolidated expenditure	—	716,243.2	—	789,324.7	—	716,243.2	—

Notes:— Numbers may not total due to rounding.

(1)	Consisting of national and provincial government, social security funds and selected public entities. In some cases figures were estimated by the National Treasury and may differ from data published by Stats SA and the Reserve Bank.

(2)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.

(3)	Including cultural, recreational and sport services.

(4)	Including tourism, labor and multi-purpose projects.
During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In fiscal 1993 and fiscal 1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in fiscal 1983 to 40.9% of GDP in fiscal 1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated general government expenditure was 35.1% of GDP in fiscal 2008 and the public sector borrowing requirement was in surplus at R5.9 billion, or 0.3% of GDP.
Taxation
Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the SARS, an autonomous body managed by a board of directors. While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.
The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus providing for rate reductions. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.
Effective as of January 2001, the tax regime was changed to a residence-based income tax regime. However, the source-based income tax regime was retained for non-residents. A capital gains tax was introduced with effect from October 1, 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.
The Retirement Fund Tax (RFT), a tax on interest, foreign dividends and rental income of retirement funds, was abolished as of March 1, 2007. This will result in improved returns for retirement fund members and should also be seen as part of a proposed limitation on the tax deductibility of retirement fund contributions by high income individuals. Taxation of the lump sum retirement payments was simplified during calendar 2007. The next step taken in calendar 2008 was to simplify the taxation of lump sum pre-retirement withdrawals. In the future, consideration will be given to consolidating the various tax-relief related monetary thresholds and percentage contributions towards the various retirement savings vehicles by both employees and employers.
Substantial real personal income tax relief across all income brackets has been granted since fiscal 2001. This was made possible as a result of effective base-broadening measures and improved tax collections by SARS. The top marginal personal income tax rate remains at 40% and the minimum tax threshold for taxpayers under the age of 65 years was increased to R46,000 in fiscal 2009, compared with R43,000 for fiscal 2008.
In the 2008-2009 Budget, the domestic interest exemption threshold for taxpayers 65 years and older was increased from R26,000 to R27,500 and to from R18,000 to R19,000 for taxpayers younger than 65 years. The threshold of the exemption applicable to foreign interest income was increased from R3,000 to R3,200 per annum and the annual exclusion threshold for capital gains or losses was increased from R15,000 to R16,000.
In calendar 2006, the exemption threshold for estate duties was increased from R1.5 million to R2.5 million. The threshold was further increased to R3.5 million in calendar 2007. The threshold below which no capital gains is imposed on death was increased from R60,000 to R120,000 on

March 1, 2007, and the donations tax threshold below which no tax is payable increased from R50,000 to R100,000 on March 1, 2007.
The gains realized on the sale of shares can be taxed either as ordinary income or capital gains, depending on the facts and circumstances; provided that, effective October 1, 2007, shares disposed of after three years generally receive capital gains treatment.
Company Tax
Over the past few years, South Africa has reduced the headline corporate income tax rate from 40% to 35% in fiscal 1995 to 30% in fiscal 2000, 29% in fiscal 2006 and 28% in fiscal 2009. Branches of foreign companies operating in South Africa are taxed at a rate of 33%, but no secondary tax is levied on branches.
Beginning on October 1, 2007, the STC levied on dividends declared by South African companies was reduced from 12.5% to 10.0%, while the tax base was redefined. The second phase of the STC reform entails the conversion to a classical system of taxing dividends at the shareholder level. Individual and non-resident shareholders will be liable for the new dividend tax, while resident corporate shareholders (inter-company dividends) will be exempt. Institutions that are exempt from income tax will also be exempt from the new dividend tax. The company paying the dividend will be liable to withhold the tax and pay it to the SARS. As the tax will be levied on the shareholder, the definition of dividend has been revised to reflect a dividend in relation to receipts by shareholders. These receipts will constitute a dividend if they represent amounts not previously contributed by the shareholder for the issue of shares in the company.
As an anti avoidance measure, a special regime for passive holding companies will ensure that dividends received by such companies are taxed as if they were received by an individual.
The implementation of the second phase of STC reform is scheduled for late calendar 2009 or early calendar 2010. As a transitional measure, companies will be able to offset accumulated STC credits against dividends declared for a period of up to five years.
South Africans have developed intellectual property with substantial economic value. Certain South African companies seek ways to shift this intellectual property offshore as exchange controls are gradually lifted. In calendar 2007, the National Government enacted legislation that seeks to eliminate the deduction for royalty payments to foreign residents if the royalty stemmed from intellectual property initially devised in South Africa. This legislation is based on the premise that taxpayers should not be able to use South African-developed intellectual property to erode the domestic tax base.
No withholding taxes are payable on interest paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.
Effective in 2005, the National Government revised the tax treatment of company restructurings in support of more efficiently realigned business structures. In the 2005-2006 National Budget, provisions relating to company restructurings were relaxed. The 75% shareholder threshold for intra-group tax-free transfers was reduced to 70% to accommodate more intra-group tax-free transfers of assets. The threshold for tax-free formations was reduced to 20%.
As part of a broader initiative to encourage and support small business development, further income tax relief has been introduced. Firstly, the category of small business companies eligible for relief was expanded to cover personal services as long as these businesses maintain at least three full-time employees for core operations. Secondly, the turnover limit for eligible companies was increased from R5 million to R6 million in calendar 2005 and to R14 million in calendar 2006. Thirdly, during calendar 2005 the small business depreciation regime was further simplified and enhanced to encourage fixed capital formation. Small businesses are eligible for a three year accelerated depreciation write-off at 50:30:20% for all non-manufacturing depreciable assets. Manufacturing assets retain their immediate 100% write-off. Fourthly, a simplified tax regime with a turnover presumptive tax for micro businesses has been proposed in the 2008-2009 Budget. This regime will reduce the tax compliance costs for such businesses. The regime will apply to all forms of legal entities, sole proprietors, partnerships and incorporated businesses.

The presumptive tax system will be elective for businesses with an annual turnover of below R1.0 million. After joining the system, qualifying businesses will be required to remain in the system for a minimum of three years (provided they remain within the monetary threshold). The system is intended to reduce tax compliance costs for micro businesses and not necessarily to lower their tax liability.
The introduction of the simplified tax package for micro businesses with an annual turnover below R1.0 million will coincide with an increase in the compulsory VAT registration threshold from an annual turnover of R300,000 to R1.0 million.
In the past, Co-operatives were taxed at the corporate tax rate and granted limited tax incentives. The reform introduced in calendar 2006 states that co-operatives whose size and income are similar to small business corporations should be granted the same tax incentives as small business corporations. This dispensation was extended to financial co-operatives in calendar 2007. The Department of Trade and Industry has enacted the Co-operatives Act of 2005 which governs co-operatives and the National Treasury introduced the Co-operatives Banks Bill in 2007 which governs financial co-operatives.
Other Recent Tax Initiatives
The Income Tax Act of 1962 (the Income Tax Act) provides for the depreciation of buildings used for manufacturing and similar processes. However, it does not provide for tax depreciation for certain commercial buildings. As of calendar 2007, tax depreciation allowances for the economic wear-and-tear of newly constructed commercial buildings and their upgrades were implemented at a rate of 5% per year (i.e. a write-off period of 20 years). Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5% per annum (i.e. a 20 year straight-line write off period).
The Income Tax Act allows individuals and companies to deduct donations made to qualifying public benefit organizations (PBOs). The threshold for this type of deduction has been increased from a maximum of 5% of taxable income to 10% for both individuals and companies. To expand the potential pool of donors, accelerate the tax benefit to employees and reduce the number of refunds on assessment, it has been proposed that employers be allowed to deduct donations by employees to Section 18A organizations in determining employees’ Pay As You Earn (PAYE) payments.
In an effort to encourage conservation of South Africa’s rich biodiversity, the 2008-2009 Budget proposed tax incentives for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: Biodiversity Act of 2004 (Act No.10 of 2004) and Protected Areas Act of 2003 (Act No. 57 of 2003). Landowners will receive income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements.
Until recently, two sets of transaction taxes apply to trading in investment securities: (1) stamp duty, in the case of unlisted shares and (2) un-certificated securities tax, in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, with effect from July 1, 2008, all secondary trading in shares (listed or otherwise) are, under the terms of the Securities Transfer Tax Act (replacing the Stamp Duties Act and Un-certificated Securities Tax Act), subject to a single securities transfer tax. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.
The 2008-2009 Budget set aside R5.0 billion as tax incentives to support the National Government’s industrial policy action plan. These incentives will take the form of tax allowances for investments in manufacturing assets and employee training. The Urban Development Zone tax incentive designed to rejuvenate the inner-city of a selected number of municipalities has been extended for another five years to 2014. Incentives in the form of accelerated depreciation allowances for the provision of low-cost housing rental units are also included in the 2008 tax legislation.
To meet the challenges of small and medium-sized businesses and junior mining and exploration companies of accessing equity financing through venture capital, the South African Government will introduce a tax incentive for investors, venture capital companies that are in turn required to invest in qualifying small and medium-sized enterprises.
The long awaited mineral and petroleum royalty regime will be implemented from May 1, 2009. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain transport expenses.
In order to encourage investment and trade flows between countries, South Africa has entered into comprehensive agreements with close to 70 countries for the avoidance of double taxation.
Revenue
The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2008 and budgeted amounts (as provided for in the February 2008 Budget) for the fiscal year ending March 31, 2009. Gross revenue grew from R495.5 billion in fiscal 2007 to R572.9 billion in fiscal 2008. Gross revenue is expected to further increase to R642.3 billion, about 27.3% of GDP, in fiscal 2009. The growth in the tax revenue can be attributed to strong economic growth, the commodity super cycle, improved tax administration and improved tax compliance.
Consolidated Government Revenue

	For the fiscal year ended March 31,
						Budget
	Actual Collections					Estimates
Summary of Revenue	2004	2005	2006	2007	2008	2009
	(R millions)
Taxes on income and profits	171,962.8	195,219.1	230,803.2	279,990.5	332,058.3	369,754.0
Persons and individuals	98,495.1	110,981.9	125,645.0	140,578.3	168,379.5	191,046.0
Companies	60,880.8	70,781.9	86,160.8	118,998.6	140,191.0	156,471.0
Secondary tax on companies	6,132.9	7,487.1	12,277.6	15,291.4	20,909.1	20,000.0
Tax on retirement funds	4,897.7	4,406.1	4,783.1	3,190.5	285.4	—
Other(1)	1,556.3	1,562.2	1,936.7	1,931.7	2,293.3	2,237.0

Taxes on payroll and workforce	3,896.4	4,443.3	4,872.0	5,597.4	6,330.9	7,529.6
Skills development levy(2)	3,896.4	4,443.3	4,872.0	5,597.4	6,330.9	7,529.6

Taxes on property	6,707.5	9,012.6	11,137.5	10,332.3	11,883.9	14,212.0
Donations tax	17.1	25.2	29.5	47.0	27.6	35.0
Estate duty	417.1	506.9	624.7	747.4	691.0	875.0
Marketable securities tax	1,101.1	1,365.9	1,973.4	2,763.9	3,757.1	4,682.0
Transfer duties	5,172.1	7,114.6	8,510.0	6,774.0	7,408.2	8,620.0

Domestic taxes on goods and services	110,173.5	131,982.8	151,361.9	174,637.9	194,746.3	218,600.0
Value-added tax	80,681.8	98,157.9	114,351.6	134,462.6	150,442.8	167,028.0
Specific excise duties	11,364.6	13,066.7	14,546.5	16,369.4	18,218.4	20,401.0
Ad valorem excise duties	1,016.2	1,015.2	1,157.3	1,282.7	1,480.5	1,682.0
Levies on fuel	16,652.4	19.190.4	20,506.7	21.844.6	23,740.5	26,434.0
Air departure tax	367.2	412.2	458.2	484.8	540.6	545.0
Electricity levy	—	—	—	—	—	2,000.0
Other(3)	91.5	140.5	341.7	193.7	323.4	510.0

	For the fiscal year ended March 31,
						Budget
	Actual Collections					Estimates
Summary of Revenue	2004	2005	2006	2007	2008	2009
	(R millions)
Taxes on international trade and transactions	8,414.3	13,285.7	18,201.9	24,002.2	27,081.8	31,473.0
Customs duties	8,479.4	12,888.4	18,303.5	23,697.0	26,469.8	31,073.0
Other(4)	(65.1)	397.3	(101.6)	305.2	612.0	400.0
Stamp duties and fees	1,360.1	1,167.7	792.8	615.7	557.1	700.0

State Miscellaneous Revenue (SMR)(5)	(7.1)	(130.9)	164.2	339.2	212.2	—

Total Tax Revenue (gross)	302,507.5	354,980.3	417,333.6	495,515.1	572,870.6	642,268.6

Departmental revenue(6)	5,931.4	5,502.7	7,642.6	9,098.2	10,083.9	11,141.4

Transactions in assets and liabilities	714.9	699.2	916.3	1,782.3	1,597.4	863.6

Less: SACU payments(7)	(9,722.7)	(13,327.8)	(14,144.9)	(25,194.9)	(24,712.6)	(28,920.6)

Total Budget Revenue	299,431.2	347,854.4	411,747.5	481,200.7	559,839.2	625,353.0

Notes:—

(1)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits. The fiscal 2007 and fiscal 2008 figures include small business tax amnesty proceeds.

(2)	Levy on payroll dedicated to skills development.

(3)	Including various levies, mining leases and ownership, environmental levy on plastic bags as well as receipts of the Universal Service Fund.

(4)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

(5)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

(6)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but include domestic and foreign grants.

(7)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).
Source: South African National Treasury.
Financing
The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2008, and budgeted amounts for the fiscal year ending March 31, 2009.
Financing of the Net Borrowing Requirement of the National Government

	For the fiscal year ended March 31,
						2009
						Budget
R million	2004	2005	2006	2007	2008	estimates
Borrowing
Revenue	299,431.2	347,854.4	411,747.9	481,200.7	557,962.3	625,353.0
Expenditure	328,666.1	368,459.4	416,684.0	470,192.5	542,116.6	611,095.9
Budget balance(1)	(29,235.0)	(20,604.9)	(4,936.1)	11,008.2	15,845.7	14,257.1
% of GDP	(2.30)%	(1.40)%	(0.30)%	0.60%	0.80%	0.60%
Plus: Extraordinary payments	(7,443.5)	(9,787.3)	(4,553.9)	(4,213.7)	(771.0)	—
Less: Extraordinary receipts	1,598.2	2,492.0	6,905.2	3,438.1	1,837.0	850.0
Net borrowing requirement	(35,080.3)	(27,900.2)	(2,584.8)	10,232.6	16,911.7	15,107.1

	For the fiscal year ended March 31,
						2009
						Budget
R million	2004	2005	2006	2007	2008	estimates
Financing
Domestic short-term loans (net)	6,719.8	6,132.0	5,716.4	5,334.1	5,750.0	5,750.0
Domestic long-term loans (net)	31,123.1	33,409.4	23,086.0	891.7	(4,001.3)	5,309.2
Market loans	50,554.3	50,300.0	44,932.0	36,938.3	25,306.0	30,000.0
Extraordinary issues	7,205.6	9,460.8	4,539.0	—	—	—
Redemptions	(26,636.8)	(26,351.7)	(26,385.0)	(36,046.6)	(29,307.3)	(24,690.8)
Foreign loans (net)	1,045.1	4,537.9	518.0	181.5	(3,470.6)	(3,495.8)
Market loans	10,576.1	9,872.9	—	5,509.0	—	—
Arms procurement loan agreements	3,770.9	—	2,896.8	3,690.0	3,691.0	2,614.0
World Bank loans	—	—	50.0	—	20.0	—
Redemptions (including revaluation of loans)	(13,301.9)	(5,335.0)	(2,428.8)	(9,017.5)	(7,181.6)	(6,109.8)
Change in cash and other balances(2)	(3,807.8)	(16,179.1)	(26,735.6)	(16,639.9)	(15,189.6)	(22,670.5)
Total	35,080.3	27,900.2	2,584.8	(10,232.6)	(16,911.7)	(15,107.1)

Notes:—

(1)	A negative number reflects a deficit and a positive number a surplus.

(2)	A positive change indicates a reduction in cash balances.
In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”
Public Enterprises
The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold, the acquisition of assets, and the incurrence of liabilities. The Minister of Public Enterprises and various other ministers of the National Government, under whose departments these enterprises are regulated, jointly oversee the affairs of public enterprises. The minister responsible for a particular public enterprise appoints members to the entity’s board and, in terms of the Public Finance Management Act, monitors performance relative to its establishment mandate while the NT exercises financial overnight.
During the first ten years of transformation, the restructuring of public enterprises was undertaken within the Policy Framework on the Restructuring of State Assets and the National Framework Agreement. This policy focused on the restructuring and sale of non-core assets.
The National Government’s focus is now on the contribution that public enterprises can make to delivering infrastructure to enhance economic growth and alleviate poverty. Total dividends received from public enterprises amounted to R2.9 billion in fiscal 2005; R5.1 billion in fiscal 2006; R3.5 billion in fiscal 2007 and R2.4 billion in fiscal 2008. The reduction in dividends is due to public enterprises utilizing internally guaranteed funds to fund their capital investment plans.
Public enterprises are shouldering a large share of South Africa’s capital investment program. Having grown by an average of 15.9% in real terms over the past four years, investment by public enterprises will accelerate and is expected to average about 20% a year over the medium term. Eskom’s infrastructure program (R340 billion over five years) accounts for the largest share of this expansion, followed by Transnet (R80 billion), the Central Energy Fund (R30 billion) and the ACSA (R17 billion). Investment spending by the large water boards also contributes to rising public-sector capital spending.
Parliament plays a significant role in the oversight of public enterprises and executive works as these developments must work in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, which is responsible for sectoral and shareholders oversight, and the Select Committee on Public Accounts, which is responsible for financial oversight. A summary of the specific actions for the most significant public enterprises is set forth below.
Transnet
Transnet is wholly owned by the South African Government. In line with its four-point turnaround strategy announced in August 2004, Transnet has been restructured into a focused freight transport and logistics group operated through five divisional operations: Transnet Freight Rail (the freight rail division), Transnet Rail Engineering (the rolling stock maintenance business), Transnet Port Terminals (managing port and cargo terminal operations) and Transnet Pipelines (the fuel and gas pipeline business). Transnet currently has assets classified as non-core assets that the group is in the process of disposing, either by transferring to identified government departments or organizations or sale to the private sector. These assets include the South African Airways (Proprietary) Limited, South African Express (regional and domestic airline), freight dynamics (road freight), Blue Train (luxury passenger train), Shosholoza Meyl (long distance passenger rail), Autopax (passenger bus services) and Arivia.kom (information technology).
As part of its turnaround strategy, Transnet has budgeted to invest R80.3 billion over the next five financial years (fiscal 2009 to fiscal 2013) for the replacement, maintenance and extension of its infrastructure. Crucial to Transnet’s objectives is to lower the cost of doing business and contribute to economic growth in South Africa, which is in line with the Accelerated and Shared Growth Initiative for South Africa.
Airports Company Ltd.
ACSA owns and operates 9 of the airports in South Africa including Africa’s busiest airport, the OR Tambo International Airport.
ACSA has forecast a capital investment program of R21.8 billion for the fiscal years 2010-2014, which includes the infrastructural upgrade program to deal with the enormously increased passenger load expected for the 2010 FIFA World Cup and the construction of the new La Mercy Airport in Durban. To fund this major infrastructure upgrade drive, ACSA has registered a R12 billion Domestic Term Note Program. ACSA has also accelerated the schedules of all projects related to the forthcoming introduction of aircraft such as the Airbus A380. Through a consortium, ACSA secured a 30-year concession in India for Mumbai International Airport, with an option for a further 30 years. ACSA has a 10% shareholding in the concessionaire vehicle and is also the airport operator.
Telkom
In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion, a stake which was held through Thintana Communications LLC. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund (a legislatively constituted trust to facilitate BBBEE) and Telkom employees. Since then, 3% of the shares in Telkom have been sold to Ucingo, a BBBEE group.
Subsequently, an initial public offering of Telkom shares was launched successfully in March 2003 on the JSE and the NYSE, which raised R3.9 billion, making it the highest gross restructuring of a public enterprise and the second biggest initial public offering in South Africa in 2003. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of March 2008 the PIC held 15.23% of Telkom’s issued ordinary shares which includes 7.5% of Telkom’s issued ordinary shares it has acquired in the market, the Elephant

Consortium owned 5.8% of Telkom’s issued ordinary share and the National Government owned 39.42% of Telkom’s issued ordinary shares. Telkom also declared an ordinary annual dividend of 600 cents per share and a special dividend of 500 cents per share, for fiscal 2008, which was paid on July 9, 2007.
Telkom is currently undergoing a corporate restructuring. As part of its ongoing plans to grow its business, Telkom acquired 75.0% of Multi-Links of Nigeria in 2007. On October 9, 2008, Telkom announced that its board and the National Government had approved its plans to sell 15% of its stake in Vodacom to Vodafone. This stake is to be sold for R22.5 billion and the remaining 35% would be unbundled to its shareholders and listed on the JSE. The transaction agreements were signed by all parties on November 6, 2008 which included an irrevocable undertaking by government to vote in favor of the transaction.
Eskom
Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom’s tax-exempt status. In June 2004, the Minister of Public Enterprises emphasized the role of state owned entities, including Eskom, in contributing to infrastructure development in South Africa. In line with this, the National Government changed its objective regarding the restructuring of the electricity sector from establishing a wholesale market for electricity, to a focus on ensuring the security of supply and consequently infrastructure development.
As far back as 1998, Cabinet endorsed a policy that Eskom provide for 70% of the investment in new generation capacity. It was envisaged that Independent Power Producers (IPPs) would be introduced to provide for the 30% balance. To date, the DME has issued a tender for IPPs to provide for approximately 700 MW of new capacity by the end of 2009. These plants will be gas turbine power generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal, will cost R2.6 billion in total and will be required to provide peaking capacity to the national grid. Eskom is currently finalizing power purchase agreements with the IPPs. Additional IPP and co-generation options are currently being explored as another avenue for increasing generation capacity.
The National Government remains committed to providing a much needed capital injection to Eskom to help the energy producer meet its infrastructure expansion plans and alleviate energy security concerns. The MTBPS released in October 2008 makes provision for the National Government to contribute R60 billion to Eskom’s capital investment program. The Eskom Subordinated Loan Special Appropriation Bill, which facilitates the transfer of funds to Eskom to give effect to this, provides for the loan of R60 billion to be paid out in tranches of R10 billion in fiscal 2009, R30 billion in fiscal 2010 and R20 billion in fiscal 2011. The loan would be subordinated to Eskom’s other debt. Eskom would pay a market-related interest rate on an annual basis and the loan could be repaid over a thirty year period. Importantly, Eskom will only start paying interest once its financial position has improved.
The subordinated loan will lend support to Eskom’s expansion plans that aim to increase energy supply capacity and thereby contribute to South Africa’s economic growth objectives. Extra energy generation capacity would also ease concerns over energy security and help to improve Eskom’s investment grade credit rating. Currently, Eskom’s reserve margin is way below the international benchmark of 15% of total production capacity. The Bill, once enacted, will allow Eskom to access additional funding sooner than had originally been intended.
Due to constantly increasing demand for electricity, Eskom intended to increase generation capacity from 40,000MW to 80,000MW by 2025 and planned to spend R343 billion over the next five years. However, capital expenditure over the medium and long term has and will continue to increase due to escalating costs. The loan will improve Eskom’s balance sheet and help to strengthen Eskom’s credit rating. This, in turn, will create further opportunities for Eskom to raise financing at a reasonable cost. Additional funding will also help to reduce the proposed tariff increase for the benefit of consumers and the economy.
The Parliamentary process of the Eskom Subordinated Loan Special Appropriation Bill is complete and the Bill is currently awaiting presidential approval.

Denel
Denel (Pty) Ltd is an important defense contractor in the domestic market and key supplier to the South African Defense Force both as original equipment manufacturer and for the overhaul, maintenance, repair, refurbishment and upgrade of systems. Denel is in the process of implementing a turnaround strategy after years of poor financial performance. As part of the strategy, Denel’s businesses are in the process of being incorporated as stand alone companies, each with its own board of directors and operating on the strength of its own balance sheet. Furthermore, Denel is actively seeking equity partners for the new companies to provide skills development and technology transfer and ensure market access. To date, equity partnerships have been entered into with SAAB (Sweden) in the aerostructure business and Carl Zeiss GmbH (Germany) in the optronics business. The turnaround strategy has improved revenue and cash reserves and has reduced losses for three consecutive years. The company’s losses have been reduced by 60% from R1.4 billion (2006) to R549.1 million (2007) and by a further 37% to R347.2 million (2008).
South African Forest Company Limited
SAFCOL’s main business is forestry, timber harvesting, timber processing and activities related to this industry. SAFCOL’s core commercial forestry interests are housed in the Komatiland Forests (KLF). KLF owns an 80% stake in Industrias Florestais de Manica sarl.
The sales of four out of five of SAFCOL’s major assets have concluded. These are the Singisi, SiyaQhubeka, Amathole and MTO Forests. The deadline for sale of the remaining forest, KLF, and the subsequent winding-up of the operations of SAFCOL’s operations has been extended to March 31, 2013. Until that time, SAFCOL will continue to operate as a going concern.
Alexkor
Alexkor, a government-owned diamond mining company, owns mining rights over a land-based diamond resource and diamondiferous marine deposits. In 1998, the Richtersveld Community filed a land claim against Alexkor and the State under the terms of the Restitution of Land Rights Act 1994 for a parcel of land on which the company operates. A move by the National Government to dispose of a 51% equity portion in the company was met by an interdict by the community, and the proposed restructuring was stalled. Following an appeal process in the land claim, the Constitutional Court in 2003 ordered that the community was entitled to restitution of the right to ownership of the land (including its minerals and precious stones) and to the exclusive beneficial use and occupation thereof. The matter was referred back to the Land Claims Court to make a determination on the nature of the restitution to be given to the community. Subsequently, the Minister of Public Enterprises, Alec Erwin entered negotiations with the community and concluded a Deed of Settlement in the matter on April 22, 2007. On October 9, 2007, a court order incorporating the DOS made it binding on all parties. The DOS provides for restoration of the land claimed. Alexkor’s land mining rights will also be transferred to the community. Alexkor will retain its marine mining rights and the mining assets. Alexkor and the community’s mining company will put their respective mining rights and assets into a Pooling and Sharing Joint Venture (PSJV) for purposes of mining both the marine and land diamond resources. The PSJV will put in place a mine development plan and program to upgrade the land and sea diamond resources and constitute a viable mining venture.

NATIONAL GOVERNMENT DEBT
General
The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act of 1999. The National Treasury administers the National Government debt of South Africa.
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the South African Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.
In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.
The following table summarizes the National Government debt at March 31 in each of the years 2004 through 2008 and at September 30, 2008.
Total Debt of the National Government

						At
						September
	At March 31,					30,
	2004	2005	2006	2007	2008	2008
	(millions of Rand)
Government bonds	359,700	394,143	417,380	422,064	426,454	451,134
Treasury bills	28,600	34,450	40,400	45,800	51,850	60,569

Marketable internal debt	388,300	428,593	457,780	467,864	478,304	511,703
Non-marketable internal debt	1,999	3,498	3,708	3,240	2,555	2,106

Total internal debt	390,299	432,091	461,488	471,104	480,859	513,809
Total external debt	64,670	69,405	66,846	82,581	96,218	88,521

Total loan debt gross	454,969	501,496	528,334	553,685	577,077	602,330
Cash balances (1)	(12,669)	(30,870)	(58,187)	(75,315)	(94,524)	(99,108)

Total loan debt net (2)	442,300	470,626	470,147	478,370	482,553	503,222

Gold and Foreign Exchange Contingency Reserve Account (3)	18,036	5,292	(1,751)	(28,514)	(72,186)	(72,186)

As percentages of GDP:
Net loan debt	34.3%	33.0%	29.7%	26.5%	23.4%	21.3%
Foreign debt	5.0%	4.9%	4.2%	4.6%	4.7%	3.7%
As percentage of gross loan debt:
Foreign debt	14.2%	13.8%	12.7%	14.9%	16.7%	14.7%

Notes: —

(1)	The total debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).

(2)	Columns may not add due to rounding.

(3)	Amounts recorded in the accounts of the SARB as at the end of the financial year are kept constant. A positive number reflects an amount owed by the National Government and a negative number an amount owed to the National Government.
Source: South African National Treasury.

Summary of Internal National Government Debt
Total National Government loan debt net at March 31, 2008 was R482.6 billion, an increase of approximately 0.9% over the corresponding amount of R478.4 billion at March 31, 2007.
The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.
Gross National Government Internal Debt

						At
						September
	At March 31,					30,
	2004	2005	2006	2007	2008	2008
	(millions of Rand)
Marketable securities
Floating	28,600	34,450	40,400	45,800	51,850	60,569
Funded	359,700	394,143	417,380	422,064	426,454	451,134

Total	388,300	428,593	457,780	467,864	478,304	511,703

Non-marketable securities
Floating	1,322	1,629	1,395	1,330	952	687
Funded	677	1,869	2,313	1,910	1,603	1,419

Total(1)	1,999	3,498	3,708	3,240	2,555	2,106

Total internal National
Government debt(1)	390,299	432,091	461,488	471,104	480,859	513,809

Note:—

(1) Columns may not add due to rounding.

Source: South African National Treasury.
Summary of External National Government Debt
South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt increased from 14.2% at March 31, 2004 to 16.7% at March 31, 2008.
The following table sets forth a breakdown of National Government external debt by currency at March 31 in each of the years 2004 through 2008 and at September 30, 2008.
External Debt by Currency

						At
						September
	At March 31,					30,
	2004	2005	2006	2007	2008	2008
	(millions)
Euro	3,710	3,667	3,779	4,047	3,776	3,368
Pound Sterling	143	161	72	93	90	89
Swedish Krone	428	595	1,708	3,402	4,488	5,175
U.S. Dollars	3,694	4,792	4,723	4,167	4,244	4,304
Gold Ounces — XAU	1	1	1	1	1	1
Yen	161,646	121,552	121,458	121,364	61,270	61,223
Total (in Rand)(1)	64,670	69,405	66,846	82,581	96,218	88,521

Notes:—

(1) The conversion into rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: South African National Treasury.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing.

Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 4% of GDP. This number is, however, indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.
An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad, also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.
In February 2007, the National Treasury embarked on its first liability management transaction in the foreign market. It resulted in a buy-back of USD263 million of the USD500 million bond due in 2017.
The success of this first transaction resulted in a follow-up liability management transaction that was undertaken in May 2007. This transaction involved a tender offer on all Euro-denominated foreign debt, and a tender or exchange offer on all USD-denominated debt of the South African Government, with a new destination bond of 15-year maturity, due in 2022, and nominal outstanding of USD1 billion.
The results of the transaction were as follows:

						Cumulative	Proration
ISIN	Notes	Tender	Exchange	Total	Total in USD	Total	Factors
US836205AE46	USD2009	410,778,000	477,423,000	888,201,000	888,201,000	888,201,000	100%
XS0127518933	EUR2008	171,566,000	0	171,566,000	233,278,290	1,121,479,290	100%
US836205AD62	USD2017	18,090,000	78,121,000	96,211,000	96,211,000	1,217,690,290	100%
XS0168670478	EUR2013	447,142,000	0	447,142,000	607,978,977	1,557,615,290	0%
US836205AG93	USD2012	106,694,000	390,227,000	496,921,000	496,921,000	1,807,615,290	0%
US836205AJ33	USD2014	131,534,000	349,580,000	481,114,000	481,114,000	2,057,615,290	0%

		1,285,804,000	1,295,351,000	2,581,155,000	2,803,704,268
Given the waterfall structure of the transaction, bids were accepted according to the priority of the bond, as illustrated by the table above, resulting in the book being closed at the USD2017 bond. This resulted in a cumulative buy-back total of USD1,217 billion, of which USD1 billion was financed via the new benchmark issue due in 2022, which was priced with a coupon of 5.875%. The remainder was financed by cash resources of the National Treasury.
Guaranteed Debt
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.
The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	At March 31,
	2004	2005	2006	2007	2008
	(millions of Rand)
Internal	59,607	55,430	49,751	49,106	45,704
External	20,032	18,642	18,129	18,677	18,781

Total	79,639	74,072	67,880	67,783	64,485

Source: South African National Treasury.
The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2008.
Analysis of National Government External Guaranteed Debt

	At March 31, 2008
	millions
Guarantees Issued				Japanese	Equivalent in
on Behalf of	ZAR	U.S. Dollars	Euro	Yen	Rand(1)
Eskom	—	—	—	—	—
Transnet	3,500	—	—	355	3,529
Telkom	—	—	11	—	140
Industrial Development Corporation of Southern Africa	100	119	7	—	1,153
Lesotho Highlands Development Authority	251	5	23	—	592
Development Bank of Southern Africa	9,151	249	91	—	12,338
Trans-Caledon Tunnel Authority	242	—	—	—	242
Central Energy Fund	—	28	—	—	225

Total(2)	13,244	401	132	355	18,219

Notes:—

(1)	Translation of amounts into rand have been made at the following rates: U.S. Dollar = R8.10000; Pound Sterling = R16.08093; Euro = R12.80043; Japanese Yen = R0.08140.

(2)	Does not include guaranteed interest to the amount of R562 million.

Source: South African National Treasury.
Debt Service
As a percentage of the National Government expenditure, interest payments on the National Government debt have declined from 14.1% during fiscal 2004 to 9.8% during fiscal 2008. Interest payments are expected to fall further to 8.5% of total expenditures in fiscal 2009. As a percentage of the National Government revenue, interest payments on the National Government debt have declined from 15.5% during fiscal 2004 to 9.5% during fiscal 2008. Interest payments are expected to fall further to 8.6% of total revenue in fiscal 2009. As a percentage of GDP interest payments on the National Government debt have declined from 3.6% during fiscal 2004 to 2.6% during fiscal 2008. Interest payments are expected to fall further to 2.3% of GDP in fiscal 2009. The following table sets forth such percentages for the periods indicated.
Interest Payments on National Government Debt
as a Percentage of Expenditure, Revenue and GDP

	At March 31,
	2004	2005	2006	2007	2008
Expenditure	14.1%	13.3%	12.2%	11.1%	9.8%
Revenue	15.5%	14.1%	12.4%	10.9%	9.5%
GDP	3.6%	3.4%	3.2%	2.9%	2.6%

Source: South African National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2008, is set forth in the table below.

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK	XAU
	(millions)
2009	39,877	166	111	1,202	7	115	0.026
2010	64,699	928	328	2,402	16	354	0.051
2011	61,292	296	319	2,400	15	347	0.025
2012	65,747	296	320	2,398	14	707	—
2013	65,055	1,255	316	2,395	14	686	—
2014	42,171	213	1,537	2,393	13	665	—
2015	82,060	1,175	184	2,391	12	644	—
2016	39,443	138	146	2,388	12	624	—
2017	37,081	115	848	2,386	2	603	—
2018	39,616	250	35	2,384	2	582	—
2019	41,199	88	21	2,381	1	562	—
2020	30,581	77	11	2,379	—	393	—
2021	28,268	73	11	31,807	—	379	—
2022	8,152	1,029	—	30,617	—	—	—
2023	8,152	—	—	—	—	—	—
2024	34,321	—	—	—	—	—	—
2025	6,713	—	—	—	—	—	—
2026	23,512	—	—	—	—	—	—
2027	21,748	—	—	—	—	—	—
2028	23,952	—	—	—	—	—	—
2029 and later	36,020	—	—	—	—	—	—

Total	799,656	6,099	4,189	89,923	108	6,661	0.102

Principal	450,590	4,309	3,358	61,222	85	5,170	0.101
Interest	349,066	1,790	831	28,701	23	1,491	0.001

Notes:— Numbers may not add due to rounding.

(1) Fiscal years ending March 31.

Source: South African National Treasury.
Debt Record
On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.
Tables and Supplementary Information
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand)
At September 30, 2008

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	November 30, 2005	February 28, 2009	18,728,017,065
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	25,922,708,291
13.00%	June 22, 1989	August 31, 2010	25,922,709,297
13.00%	June 22, 1989	August 31, 2011	25,922,708,291
Variable	July 6, 2005	March 31, 2012	7,804,998,414

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.25%	March 20, 2000	March 31, 2013	35,269,954,474	(1)
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	14,463,000,000
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	19,395,224,006
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	37,377,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	19,395,224,006
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	19,395,224,006
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
8.25%	May 7, 2004	September 15, 2017	25,458,933,836
8.00%	August 13, 2004	December 21, 2018	28,090,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	19,576,831,120
6.75%	September 1, 2006	March 31, 2021	18,844,233,627
5.50%	May 30, 2001	December 7, 2023	26,168,797,262	(1)
10.50%	May 22, 1998	December 21, 2025	16,799,143,236
10.50%	May 22, 1998	December 21, 2026	16,799,143,236
10.50%	May 22, 1998	December 21, 2027	16,799,143,236
2.60%	September 27, 2007	March 31, 2028	3,967,924,484	(1)
3.45%	August 15, 2003	December 7, 2033	11,700,579,992	(1)
6.25%	July 21, 2006	March 31, 2036	14,583,552,145
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
0.00%	January 31, 1978	Perpetual	2,800,000
Total Funded Internal Debt			450,616,132,948	(2)

Notes:—

(1)	Inflation-linked bonds have been revalued using the relevant “reference CPI”.

(2)	Excludes outstanding repo’s of R406 million (5.50% 2023) and R111 million (3.45% 2033) maturing within 28 days.

Source: South African National Treasury.
Floating Internal Debt of the Republic of South Africa
(Treasury Bills — in Rand)
At September 30, 2008

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
0.00%	Various Dates	On Request	687,434,596
10.39%	January 2, 2008	October 1, 2008	250,000,000
10.37%	January 9, 2008	October 8, 2008	250,000,000
10.36%	January 16, 2008	October 15, 2008	250,000,000
10.35%	January 23, 2008	October 22, 2008	250,000,000
10.24%	January 30, 2008	October 29, 2008	250,000,000
10.16%	February 6, 2008	November 5, 2008	250,000,000
10.16%	February 13, 2008	November 12, 2008	250,000,000
10.16%	February 20, 2008	November 19, 2008	250,000,000
10.17%	February 27, 2008	November 26, 2008	250,000,000
10.21%	March 5, 2008	December 3, 2008	250,000,000
10.35%	March 12, 2008	December 10, 2008	250,000,000
10.33%	March 19, 2008	December 17, 2008	250,000,000
10.29%	March 26, 2008	December 24, 2008	250,000,000
10.19%	April 2, 2008	December 31, 2008	300,000,000
10..33%	April 2, 2008	October 1, 2008	480,000,000
10.38%	April 9, 2008	January 7, 2009	300,000,000
10.36%	April 9, 2008	October 8, 2008	480,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
10.68%	April 16, 2008	January 14, 2009	300,000,000
10.51%	April 16, 2008	October 15, 2008	480,000,000
10.66%	April 23, 2008	January 21, 2009	300,000,000
10.74%	April 23, 2008	October 22, 2008	480,000,000
10.79%	April 30, 2008	January 28, 2009	300,000,000
11.01%	April 30, 2008	October 29, 2008	480,000,000
10.98%	May 7, 2008	February 4, 2009	300,000,000
11.07%	May 7, 2008	November 5, 2008	480,000,000
10.99%	May 14, 2008	February 11, 2009	300,000,000
11.08%	May 14, 2008	November 12, 2008	480,000,000
11.11%	May 21, 2008	February 18, 2009	300,000,000
11.10%	May 21, 2008	November 19, 2008	480,000,000
11.11%	May 28, 2008	February 25, 2009	300,000,000
11.11%	May 28, 2008	November 26, 2008	480,000,000
11.75%	June 4, 2008	March 4, 2009	300,000,000
11.76%	June 4, 2008	December 3, 2008	480,000,000
11.90%	June 11, 2008	March 11, 2009	250,000,000
11.99%	June 11, 2008	December 10, 2008	480,000,000
11.63%	June 18, 2008	March 18, 2009	300,000,000
11.63%	June 18, 2008	December 17, 2008	480,000,000
11.74%	June 25, 2008	March 25, 2009	300,000,000
11.71%	June 25, 2008	December 24, 2008	480,000,000
11.94%	July 2, 2008	April 1, 2009	300,000,000
11.84%	July 2, 2008	December 31, 2008	480,000,000
11.38%	July 2, 2008	October 1, 2008	2900,000,000
11.90%	July 9, 2008	April 8, 2009	300,000,000
11.81%	July 9, 2008	January 7, 2009	480,000,000
11.41%	July 9, 2008	October 8, 2008	2900,000,000
11.79%	July 16, 2008	April 15, 2009	300,000,000
11.72%	July 16, 2008	January 14, 2009	480,000,000
11.42%	July 16, 2008	October 15, 2008	2900,000,000
11.54%	July 23, 2008	April 22, 2009	300,000,000
11.48%	July 23, 2008	January 22, 2009	480,000,000
11.33%	July 23, 2008	October 22, 2008	2900,000,000
11.43%	August 30, 2008	April 29, 2009	300,000,000
11.44%	August 30, 2008	January 28, 2009	480,000,000
11.35%	August 30, 2008	October 29, 2008	2289,000,000
11.36%	August 6, 2008	May 6, 2009	300,000,000
11.37%	August 6, 2008	February 4, 2009	480,000,000
11.52%	August 6, 2008	November 5, 2008	2900,000,000
11.30%	August 13, 2008	May 13, 2009	300,000,000
11.31%	August 13, 2008	February 11, 2009	480,000,000
11.45%	August 13, 2008	November 12, 2008	2900.000,000
11.09%	August 20, 2008	May 20, 2009	300,000,000
11.13%	August 20, 2008	February 18, 2009	480,000,000
11.33%	August 20, 2008	November 19, 2008	2900,000,000
10.99%	August 27, 2008	May 27, 2009	300,000,000
11.05%	August 27, 2008	February 25, 2009	480,000,000
11.18%	August 27, 2008	November 26, 2008	2900,000,000
10.91%	September 3, 2008	June 3, 2009	300,000,000
10.97%	September 3, 2008	March 4, 2009	480,000,000
11.16%	September 3, 2008	December 3, 2008	2900,000,000
10.84%	September 10, 2008	June 10, 2009	300,000,000
10.92%	September 10, 2008	March 11, 2009	480,000,000
11.18%	September 10, 2008	December 10, 2008	2900,000,000
10.82%	September 17, 2008	June 24, 2009	300,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
10.95%	September 17, 2008	March 18, 2009	480,000,000
11.16%	September 17, 2008	December 17, 2008	2900,000,000
10.72%	September 24, 2008	June 24, 2009	300,000,000
10.83%	September 24, 2008	March 25, 2009	480,000,000
11.12%	September 24, 2008	December 24, 2008	2900,000,000

Total Floating Internal Debt			61,256,434,596

Source: South African National Treasury.
Funded External Debt of the Republic of South Africa
At September 30, 2008

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥1,223,040,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009	$361,799,000
9.125%	January 29, 2002	May 19, 2009	$250,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000

Arms procurement loan agreements
Fixed

4.89%	May 5, 2000 — April 28, 2006	February 28, 2005 — August 8, 2014	€44,271,003.26
4.89%	May 5, 2000 — July 15, 2006	May 30, 2005 — November 28, 2014	€23,268,403.31
4.89%	May 5, 2000 — August 25, 2006	September 30, 2005 — March 30, 2015	€24,346,284.85
4.89%	May 5, 2000 — August 25, 2006	November 28, 2002 — May 28, 2015	€25,396 262.94
Floating — Non-Cirr	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€170,582,312.72
Floating — Non-Cirr	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€192,638,115.35
Floating — Non-Cirr	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€204,896,555.98
5.97% Eur-Cirr Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€19,676,305.74
5.97% Eur-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€22,220,395.51
5.97% Eur-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€23,634,380.46
7.32% $-Cirr Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	$5,855,628.76
7.32% $-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	$7,012,441.28
7.32% $-Cirr Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	$7,730,036.57
Floating Non-Cirr	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€56,618,454.31
Floating Non-Cirr	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€62,909,393.67

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Floating Non-Cirr	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€69,200,333.03
Floating Non-Cirr	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€53,830,640.43
5.97% Eur-Cirr Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€9,567,142.02
5.97% Eur-Cirr Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€10,630,157.82
5.97% Eur-Cirr Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€11,693,173.60
5.97% Eur-Cirr Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€9,096,069.29
7.32% $-Cirr Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	$2,432,004.26
7.32% $-Cirr Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	$2,641,443.80
7.32% $-Cirr Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	$3,278,927.26
7.32% $-Cirr Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	$3,024,088.76
7.14% CIRR — Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2015	$43,714,628.75
4.70% MC Cirr	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015	€77,949,904.13
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018	€11,400,316.51
5.15% Commercial Fixed	April 15, 2002 — May 21, 2003	April 15, 2009 — October 15, 2018	$28,071,923.01
5.03% Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016	$86,295,260.59
5.63% CIRR — Fixed	July 15, 2002 — September 28, 2006	April 15, 2006 — October 15, 2015	€31,798,830.83
5.63% MC Cirr	April 15, 2004 — July 17, 2006	April 15, 2009 — October 15, 2018	€35,969,304.11
6.485%Commercial Fixed	December 15, 2001 — January 15, 2003	April 17, 2006 — October 15, 2015	£19,086,870.16
6.545% Sec — CIRR	July 21, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	£18,686,404.68
6.545% Sec — CIRR	November 26, 2003 — August 24, 2006	April 15, 2006 — October 15, 2015	£28,251,198.34
6.545% Sec — CIRR	August 24, 2006	October 15, 2006 — April 15, 2016	£178,931.32
4.125%Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018	€27,489,363.51
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 — October 15, 2018	€45,823.35
6.77% MC Cirr	July 22, 2005	April 15, 2009 — October 15, 2018	£114,690.67
5.79% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018	$3,700,997.51
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 — October 15, 2018	$1,606,006.81
5.55% Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018	$36,743,145.82
5.45% Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015	$27,345,908.57
5.53% Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016	$46,934,040.02
5.49% Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK437,261,010.11
3.90% Commercial Fixed	April 15, 2005 — July 22, 2005	April 15, 2011 — October 15, 2020	SEK 167,181,777.12
4.30% Commercial Fixed	October 17, 2005 — January 17, 2006	April 15, 2011 — October 15, 2020	SEK 397,499,399.55

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
3.81% Commercial Fixed	October 26, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	SEK 526,567,265.87
4.24% Commercial Fixed	October 17, 2005 — January 16, 2006	April 15, 2009 — October 15, 2018	SEK 179,732,260.66
4.57% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2009 — October 15, 2018	SEK 217,277,792.31
5.03% Commercial Fixed	January 15, 2007 — April 16, 2007	April 15, 2009 — October 15, 2018	SEK 57,208,797.57
4.60% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2011 — October 15, 2020	SEK1,198,926,651.41
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 — October 15, 2020	SEK276,467,022.56
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 — October 15, 2020	SEK548,007,489.68
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 — April 15, 2016	$8,289,476.57
4.42% Commercial Fixed	November 29, 2004 — December 23, 2005	October 15, 2006 — April 15, 2016	€12,022,050.49
5.48% Commercial Fixed	December 23, 2005 — June 29, 2006	October 15, 2006 — April 15, 2016	€9,192,349.18
4.52% Commercial Fixed	July 21, 2004 — October 17, 2005	April 15, 2009 — October 15, 2018	€396,157.33
4.57% Commercial Fixed	April 15, 2005 — January 17, 2006	April 14, 2011 — October 15, 2020	€30,892,382.82
4.76% Commercial Fixed	April 18, 2006 — July 17, 2006	April 14, 2011 — October 15, 2020	€49,604,196.79
6.315% Commercial Fixed	November 1, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015	£13,638,575.81
5.13% Commercial Fixed	October 15, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015	€120,280.59
5.16% Commercial Fixed	October 15, 2006 — April 16, 2007	April 15, 2009 — October 15, 2018	€9,639,790.12
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 — October 15, 2020	€15,439,310.14
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 — April 15, 2016	£284,709.51
6.28% Commercial Fixed	January 15, 2007	April 15, 2009 — October 15, 2018	£2,194.13
6.61% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018	$16,830,531.36
6.65% Commercial Fixed	June 22, 2007	April 15, 2011 — October 15, 2020	$43,016,242.45
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 — April 15, 2020	$12,607,309.68
5.98% Commercial Fixed	October 16, 2006	April 15, 2011 — October 15, 2020	$20,345,980.35
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 — April 15, 2020	$5,895,046.37
5.475%Commercial Fixed	June 27, 2007 — September 27, 2007	October 15, 2007 — October 15, 2015	€286,574.96
5.515%Commercial Fixed	July 24, 2007	April 15, 2009 — October 15, 2018	€5,288,070.48
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018	€1,938,414.97
5.29% Commercial Fixed	June 25, 2007 — July 24, 2007	April 15, 2009 — October 15, 2018	SEK71,610,670.45
4.64% Commercial Fixed	November 26, 2007 — December 20, 2007	April 15, 2008 — April 15, 2016	$14,235,820.93
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018	£33,650.79
5.18% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — October 15, 2020	€14,050,115.59
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 — October 15, 2020	$19,404,475.30
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 — October 15,2020	$42,451,862.53

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 — October 15, 2020	$27,641,040.73
5.34% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — October 15, 2020	SEK212,091,398.38
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 — October 15, 2020	SEK197,933,163.19
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 — October 15, 2020	SEK407,675.520.55
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 — October 15, 2020	SEK279,068,740.60
Variable — Cirr Libor +0.40	April 17, 2001 — July 17, 2006	October 15, 2001 — April 15, 2010	XAU 100,988.818
	November 26, 2006 — March 5, 2008	April 15, 2008 — October 15, 2016	£4,745,932.76
	July 31, 2008	April 15, 2009 — October 15, 2018	£12,391.35
	June 17, 2008	October 15, 2008 — April 15, 2016	£3,656,790.34
	July 31, 2008 — August 18, 2008	April 15, 2009 — October 15, 2016	SEK585,606.98
	July 24, 2007	April 15, 2009 — October 15, 2018	€16,359.53
	March 19, 2008 — June 17, 2008	April 15, 2008 — April 15, 2016	$7,684,289.39
	June 22, 2007 — August 18, 2008	April 15, 2009 — October 15, 2018	$288,897.18
Concessionary loans
Variable-Libor	December 14, 1999 — July 23, 2004	July 15, 2003 — January 15, 2012	$15,252,696.85
Variable-Libor	June 18, 2003 — June 18, 2004	February 15, 2011	$10,763,346.10

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed rates based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.
Total External Debt by Currency

Euro	€3,368,014,977
Pound Sterling	£88,692,339
Swedish Krone	SEK 5,175,094,567
U.S. Dollars	$4,303,575,500
Gold Ounces — XAU	XAU 100,988
Yen	¥61,223,040,000

Source: South African National Treasury.